Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

APCT, INC.

CIRCUIT MERGER SUB, INC.,

COMPASS AC HOLDINGS, INC.

and,

solely with respect to the Equityholders’ Representative Provisions (as herein identified),

THE EQUITYHOLDERS’ REPRESENTATIVE NAMED HEREIN

Dated as of January10, 2023

Exhibits

EXHIBIT A	Sample Working Capital Calculation
EXHIBIT B	Escrow Agreement
EXHIBIT C	MSA Termination Agreement
EXHIBIT D	Letter of Transmittal
EXHIBIT E	Certificate of Merger

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 10, 2023, by and among APCT Inc., a California corporation (“Purchaser”), Circuit Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Compass AC Holdings, Inc., a Delaware corporation (the “Company”) and, solely for purposes of the Equityholders’ Representative Provisions (as herein defined), Compass Group Diversified Holdings LLC, solely in its capacity as the Equityholders’ Representative (the “Equityholders’ Representative”).

W I T N E S S E T H:

WHEREAS, at the Effective Time (as hereinafter defined), the parties hereto desire to, on the terms and subject to the conditions of this Agreement, effect a merger of Merger Sub with and into the Company, with the Company being the Surviving Corporation (as hereinafter defined) of such merger, and as a result of which Purchaser shall become the sole stockholder of the Surviving Corporation (the “Merger”);
WHEREAS, the board of directors of the Company (the “Company Board”) has (a) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (b) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interest of the Company and its stockholders, (c) directed that this Agreement be submitted to the holders of the Series A common stock, par value $0.01 per share, of the Company (the “Series A Common Stock”) and the Series B common stock, par value $0.01 per share, of the Company (the “Series B Common Stock” and, the Series B Common Stock or the Series A Common Stock, the “Common Stock”) for its adoption and (d) recommended that the holders of Common Stock adopt this Agreement.
WHEREAS, the board of directors of Merger Sub has unanimously (a) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (b) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interest of Merger Sub and Purchaser, its sole stockholder, (c) directed that this Agreement be submitted to Purchaser, its sole stockholder, for adoption and (d) recommended that Purchaser, as the sole stockholder of Merger Sub, adopt this Agreement;
WHEREAS, the board of directors of Purchaser, in its capacity as the sole stockholder of Merger Sub, has (i) declared the advisability of this Agreement and (ii) approved and adopted this Agreement;
WHEREAS, within twenty-four (24) hours of the date of this Agreement, the Company anticipates delivering to Purchaser a written consent, executed by the holders of a majority of the outstanding shares of Common Stock, adopting this Agreement and approving the Merger and the other transactions contemplated hereby in accordance with Section 251 of the DGCL (the “Written Consent”);

WHEREAS, concurrently with the execution and delivery of this Agreement, the Sponsor (as defined below) has delivered to the Company a limited guaranty, in favor of the Company, guaranteeing certain of Purchaser’s obligations hereunder;
WHEREAS, concurrently with the execution and delivery of this Agreement, Purchaser has delivered to the Company (i) a fully executed equity commitment letter, by and between Purchaser and the Sponsor (the “Equity Commitment Letter”) and (ii) fully executed Debt Commitment Letters;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement of Purchaser’s willingness to enter into this Agreement, the RCA Parties are executing and delivering certain Restrictive Covenant Agreements in favor of Purchaser (collectively, the “Restrictive Covenant Agreements”); and
WHEREAS, the Purchaser, the Company and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and also to prescribe various conditions to the Merger, as set forth in, and on the terms and subject to the conditions of, this Agreement.
NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein, and subject to and on the terms and conditions herein set forth, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS, TERMS AND INTERPRETIVE MATTERS

SECTION 1.01    Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“Accounting Policies” shall mean GAAP applied on a basis consistent with the principles, practices, methodologies, assumptions and procedures used by the Company Group in the preparation of the Annual Financials, except as set forth on Exhibit A.

“Accrued Income Taxes” shall mean an amount (not less than zero ($0) for any particular Tax imposed by any jurisdiction on any taxpayer) equal to the aggregate liability for any accrued and unpaid Income Taxes of the Company Group for any Pre-Closing Tax Period (or portions thereof) for which a final Tax Return has not been filed regardless of whether due and payable as of the Closing (or in the case of Income Taxes with respect to jurisdictions for which a Tax Return is not required to be filed, such Income Taxes are not yet due and payable) for jurisdictions where the Company Group has previously filed Tax Returns for (or paid) Income Taxes for one or more Pre-Closing Tax Periods prior to such Pre-Closing Tax Period or where the Company Group has commenced business activities since January 1, 2022, determined as of the end of the Closing Date in accordance with Section 6.09(c), Section 6.09(d), and Section 6.09(e) except as otherwise provided in the following sentence. Accrued Income Taxes shall be calculated (a) in a manner consistent with the past practice of the Company Group, unless otherwise required by applicable Law, (b) by assuming that any Taxes with respect to any Pre-Closing Tax Period that would arise if all adjustments made pursuant to Section 481 of the

Code (or any similar or corresponding provision of state, local, or foreign Law) were included in taxable income for the Pre-Closing Tax Period ending on the Closing Date, (c) by excluding any actions taken on the Closing Date after the Closing outside the ordinary course of business and not otherwise expressly contemplated by this Agreement, (d) by excluding any Tax consequences resulting from any financing (or actions taken in respect of any financing) incurred by Purchaser or any of its Affiliates in connection with the transactions contemplated by this Agreement, (e) by taking into account in the Pre-Closing Tax Period that includes the Closing Date any Transaction Tax Deductions of the Company Group to the extent “more likely than not” (or higher degree of comfort) deductible in such taxable period under applicable Income Tax Law, (f) by taking into account any prepayment of Income Taxes (including estimated Income Taxes) to the extent such payment was made prior to the Closing Date and to the extent that such payments have the effect of reducing (not below $0) the particular Income Tax liability in respect of which such payments were made, (g) by excluding any accruals for deferred Income Tax assets or deferred Income Tax liabilities established to reflect timing differences between book and Tax, and (h) by taking into account any revenue, prepaid amounts or other income economically received or realized by the Company Group on or prior to the Closing Date (but not yet included in income for Tax purposes) in taxable income of the Company Group for the Pre-Closing Tax Period ending on the Closing Date. For the avoidance of doubt, “Accrued Income Taxes” shall include any Taxes due to the unavailability of a current deduction under Section 174 of the Code as may be in effect for the 2022 taxable year or another applicable Pre-Closing Tax Period in question, regardless of the past practices of the Company Group.
“Additional Merger Consideration” shall mean, as of any date of determination, without duplication, the sum of (a) the portion of the Escrow Amount and Administrative Expense Amount paid or payable to the Equityholders pursuant to this Agreement, plus (b) any adjustments arising pursuant to Section 3.04(e) payable to the Equityholders, plus (c) any Forfeited Schedule 3.06 Payments plus (d) any other consideration paid or payable to the Equityholders pursuant to this Agreement after the Closing.
“Administrative Expense Account” shall mean the account maintained by the Equityholders’ Representative into which the payment required by Section 3.05 shall be made.
“Administrative Expense Amount” shall mean $1,000,000.
“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise, and, solely with respect to the use of the term “Affiliate” in the Restrictive Covenant Agreements and the Letters of Transmittal, if such Person is an individual, such Person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. Notwithstanding the foregoing, no portfolio company of Compass Diversified Holdings or an Affiliate thereof shall be considered an Affiliate of the Company or any of the Subsidiaries.

“Aggregate Option Exercise Price” shall mean an amount equal to the aggregate exercise price of all In-the-Money Options that are outstanding as of immediately prior to the Effective Time.
“Aggregate Purchase Price” shall mean the Total Enterprise Value, plus the Estimated Closing Cash Balance, minus the Estimated Company Indebtedness, minus the Estimated Company Transaction Expenses, plus the amount (if any) by which the Estimated Closing Working Capital exceeds the Working Capital Target, minus the amount (if any) by which the Estimated Closing Working Capital is less than the Working Capital Target, minus the amount of the Schedule 3.06 Payments minus the Escrow Amount, minus the Administrative Expense Amount.
“Agreement” shall mean this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms hereof.
“Anti-Corruption Laws” shall mean applicable U.S. and non-U.S. Laws relating to anti-bribery and anti-corruption Laws, including the U.S. Foreign Corrupt Practices Act (as amended), and the UK Bribery Act of 2010.
“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in the City of New York are authorized or obligated by Law or executive order to close; provided, however, that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place,” “non-essential employee” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.
“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116–136 (116th Cong.) (Mar. 27, 2020), together with all amendments thereto and the statutes, rules and regulations promulgated thereunder and any successor to such statutes, rules or regulations, as in effect on the date hereof.
“Cash” shall mean any cash and cash equivalents of the Company or any of the Subsidiaries, including cash in the bank accounts of the Company or any of the Subsidiaries, (x) increased by the amount of any checks and funds in transit to the accounts of the Company Group, provided, that if such incoming check or funds is a payment in respect of a corresponding account receivable or other current asset, then there shall also be a reduction in the same reflected in the calculation of Closing Working Capital and (y) reduced by any outstanding checks and electronic payments drawn on the accounts of the Company or its Subsidiaries, provided, that if such outstanding check or electronic payment is a payment in respect of a corresponding account payable or other current liability, then there shall also be a corresponding reduction in the same reflected in the calculation of Closing Working Capital; provided, further, that “Cash” shall exclude (i) any cash that would be required to be classified as restricted on a balance sheet prepared in accordance with GAAP, (ii) amounts held in money market funds or similar accounts, (iii) credit card receivables, (iv) any liquid investments with original maturities of ninety (90) days or less and (v) customer deposits from BAE not used to acquire inventory or materials.

“Closing Cash Balance” shall mean the amount of all Cash that is held by the Company or any of the Subsidiaries as of 12:01 a.m. Eastern Time on the Closing Date (the “Calculation Time”); provided, that the Closing Cash Balance shall be reduced by any Cash used to pay down Company Indebtedness or Company Transaction Expenses from the Calculation Time and prior to the Closing.
“Closing Date” shall have the meaning set forth in Section 3.01 hereof.
“Closing Option Merger Consideration” shall mean, for each In-the-Money Option outstanding as of immediately prior to the Effective Time, (a)(i) the Closing Per Share Merger Consideration minus (ii) the exercise price per share of such In-the-Money Option, multiplied by (b) the aggregate number of shares of Common Stock subject to such In-the-Money Option.
“Closing Per Share Merger Consideration” shall mean an amount equal to (a) the sum of (i) the Aggregate Purchase Price, plus (ii) the Aggregate Option Exercise Price, divided by (b) the Fully-Diluted Number.
“Closing Working Capital” shall mean (a) the consolidated current assets of the Company and the Subsidiaries reflected in the line items included in the illustrative sample calculation of Closing Working Capital attached hereto as Exhibit A minus (b) the consolidated current liabilities of the Company and the Subsidiaries reflected in the line items included in the sample calculation of Closing Working Capital attached hereto as Exhibit A, in each case, calculated as of the Calculation Time in accordance with the Accounting Policies (including any adjustments therein); provided, that Closing Working Capital shall not take into account (i) any amounts in respect of Income Tax assets or liabilities or deferred Tax assets or liabilities (provided, for the avoidance of doubt, Closing Working Capital shall include all non-Income Tax assets and liabilities), (ii) Cash, (iii) any amounts reflected in the Company Indebtedness, (iv) the Schedule 3.06 Payments or any employer portion of the payroll, social security, and employment Taxes payable in connection therewith or (v) any Company Transaction Expenses.
“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.
“Company Equity Plans” shall mean the Compass AC Holdings, Inc. 2009 Non-Statutory Stock Option Plan and the Compass AC Holdings, Inc. 2019 Stock Option Plan, in each case, as from time to time amended and in effect.
“Company Group” means, collectively, the Company and the Subsidiaries.
“Company Indebtedness” shall mean the Indebtedness of the Company and the Subsidiaries as of immediately preceding the Closing (provided that, for the avoidance of doubt, Accrued Income Taxes included in Company Indebtedness will be determined as of the end of the Closing Date as described in the definition of Accrued Income Taxes); provided, that Company Indebtedness shall not include (i) any Company Transaction Expenses, (ii) the Schedule 3.06 Payments or any employer portion of the payroll, social security, and employment Taxes payable in connection therewith, (iii) any amount included as a current liability in the determination of Closing Working Capital and (iv) any amount set forth in Schedule 1.01(a).

“Company Plan” shall mean any plan, program, policy, agreement or arrangement that is an employee benefit plan within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, a stock bonus, stock ownership, stock purchase, equity or equity-based incentive, deferred-compensation, retirement, severance, termination, separation, change in control, retention, health or welfare, cash incentive or commission, profit-sharing, or other benefit or compensation plan, program, agreement or arrangement, in each case, that any member of the Company Group sponsors or maintains, or to which the Company or any of the Subsidiaries contributes or is obligated to contribute on behalf of, or in respect of, any Employees or other current or former individual service providers of the Company Group, or under or with respect to which any member of the Company Group has any current or contingent liability or obligation (other than, in each case, any plan, program, policy or arrangement that is both maintained by a Governmental Authority and required by applicable Laws).
“Company Systems” means all of the following used or held for use by or for, or otherwise relied on by, the Company or any of its Subsidiaries (whether owned by it or a third party): computers, computer systems, servers, hardware, Software, firmware, middleware, websites, databases, networks, servers, workstations, routers, hubs, switches, data communication equipment and lines, telecommunications equipment and lines, co-location facilities and equipment, and all other information technology equipment and related items of automated, computerized or Software systems and any outsourced systems and processes (e.g., hosting locations) and all associated documentation.
“Company Transaction Expenses” shall mean: (a) all brokerage fees, commissions, finders’ fees or financial advisory fees and other third-party advisory, professional or consulting fees incurred by the Company or any of the Subsidiaries at or prior to the Closing to the extent relating to and in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby or any similar alternative transaction, (b) any amounts payable by the Company Group as a result of or in connection with the consummation of the transactions contemplated by this Agreement (excluding any amounts triggered by actions taken by the Company Group following the Closing or any amounts payable pursuant to arrangements made by or at the discretion of the Purchaser) pursuant to any change in control or transaction, success, or retention bonus arrangement, severance, or similar compensatory payments to any current or former Employee or other individual service provider that were in effect prior to the Closing (including the employer portion of the payroll, social security, and employment Taxes payable in connection with the foregoing), (c) the employer portion of the payroll, social security, and employment Taxes payable in connection with any payments described in Section 2.06 in respect of In-the-Money Options, (d) all costs, fees and expenses owed by the Company or the Subsidiaries pursuant to the terms of the Management Services Agreement as of the Closing, and (e) three thousand five hundred dollars ($3,500.00) of the costs, fees and expenses payable to the Paying Agent by Purchaser under the Paying Agent Agreement; provided, however, that, notwithstanding anything to the contrary herein, in no event shall Company Transaction Expenses include (i) any costs, fees or expenses described in the foregoing clause (a) or (b) and incurred by Purchaser, Merger Sub or any of their respective Affiliates, including any such costs, fees or expenses that become payable by the Surviving Corporation as a result of the Merger, (ii) any costs, fees or expenses described in the foregoing clause (a) or (b) and incurred by the Company or any of its Subsidiaries either at the direction of Purchaser or at or after the Closing, (iii) any Company Indebtedness, (iv) any amount included as a current liability in the determination of Closing Working Capital, (v) any amounts payable in respect of shares of Common Stock or In-the-Money Options (other than Taxes described in the foregoing clause (c)), (vi) the Schedule 3.06 Payments or any employer portion of any payroll, social security, unemployment or similar Taxes payable in connection therewith or (vii) the costs of the D&O Insurance, which is to be at Purchaser’s expense in accordance with Section 6.06(b).
“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated September 13, 2022, between IGP Industries, LLC and Advanced Circuits, Inc.
“Contract” shall mean any written or oral (to the extent legally binding) agreement, contract, subcontract, settlement agreement, lease, instrument, bond, mortgage, indenture, note, option, warranty, license, sublicense, insurance policy or commitment, arrangement, obligation or undertaking of any nature, including all amendments and other modifications thereto.
“Copyrights” shall mean works of authorship, copyrightable works, registered copyrights and applications, renewals and extensions of copyright registrations.
“COVID-19” shall mean the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any variants (including the so-called “Delta” and “Omicron” variants), evolutions or mutations thereof, or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.
“COVID-19 Actions” shall mean any actions taken (or not taken) by the Company or the Subsidiaries in good faith and its reasonable business discretion (a) in response to COVID-19 (i) to protect the health and safety of the Company’s or the Subsidiaries’ employees and other individuals having dealings with the Company or the Subsidiaries or (ii) in response to business disruptions caused by COVID-19 or (b) pursuant to any law, directive, pronouncement or guideline issued by an applicable Governmental Authority or the World Health Organization providing for restrictions that relate to, or arise out of, COVID-19 (including any shelter in place, stay at home or similar orders or guidelines).
“Credit Facility” shall mean that certain Credit Agreement, dated as of May 16, 2006, by and among Compass Group Diversified Holdings LLC and Advanced Circuits, Inc., as amended, restated, amended and restated, supplemented or otherwise modified from time to time.
“Data Security Requirements” shall mean any and all of the following to the extent relating to data collection, security, privacy, storage, transfer, and use and to the extent applicable to the business of the Company and its Subsidiaries: (a) Privacy Laws;(b) industry and self-regulatory security standards to which the Company or any of its Subsidiaries is bound or purports to comply with, including the Payment Card Industry (PCI) Data Security Standard (to the extent applicable); (c) the internal and public-facing privacy policies of the Company and its Subsidiaries; and (d) applicable provisions of Contracts to which the Company or any of its Subsidiaries is a party or otherwise bound.

“Debt Commitment Letter” shall mean the debt commitment letter, dated as of the date hereof, among Purchaser and the Debt Financing Sources party thereto (including all exhibits, schedules, term sheets, amendments, supplements, modifications and annexes thereto), as may be amended, restated, supplemented, modified or replaced in accordance with the terms hereof.
“Debt Financing” shall mean the debt financing to be provided to the Company or the Subsidiaries for purposes of consummating the transactions contemplated by this Agreement, including pursuant to the Debt Commitment Letter.
“Debt Financing Source” shall mean each entity (including the lenders and each agent and arranger) that has committed to provide or otherwise entered into agreements to provide the Debt Financing, including the parties to the Debt Commitment Letter and entities joined to the Debt Commitment Letter after the date of the Debt Commitment Letter, together with each Affiliate thereof and each former, current or future officer, director, member, manager, employee or indirect equity holder, general or limited partner, controlling Person, advisor, attorney, agent and representative of each such entity or Affiliate and their respective successors and assigns.
“DGCL” shall mean the General Corporation Law of the State of Delaware, as in effect from time to time.
“DOJ” shall mean the U.S. Department of Justice.
“Domain Names” shall mean registered Internet domain names.
“Employee” shall mean any current employee, officer or director of the Company Group (or former employee, officer or director of the Company Group, as the context requires).
“Environmental Claim” shall mean any Litigation, request for information, written demand or written notice by any Person regarding any actual or potential liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (a) the presence, release or threatened release of, or exposure to, any Hazardous Material or (b) any violation, or alleged violation, of any Environmental Law.
“Environmental Law” shall mean any Law relating to pollution, public or worker health or safety (regarding exposure to Hazardous Materials) or the protection of the environment or natural resources.
“Equity Interest” shall mean with respect to any Person, (a) any capital stock, partnership or membership interest or other similar equity interest in such Person and (b) any option, warrant or other security convertible into, or exchangeable or exercisable for, or measured by reference, or giving any Person a right to subscribe for or acquire, any such equity interests or securities containing any profit participation features including rights, warrants, puts, calls, restricted stock units or options directly or indirectly to subscribe for or to purchase any equity interests, any equity appreciation rights, phantom equity rights, profit participation rights or other rights the value of which is linked to the value of any securities or equity interests.

“Equityholders” shall mean, collectively, the Eligible Holders and the Optionholders.
“Equityholders’ Representative” shall have the meaning set forth in the preamble hereto.
“Equityholders’ Representative Provisions” shall mean Section 10.01, Section 10.02, Section 10.14 and Section 10.17.
“ERISA” shall mean the U.S. Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” shall mean any trade or business, whether or not incorporated, under common control with the Company or any of the Subsidiaries or that, together with the Company or any of the Subsidiaries, is (or at any relevant time was) treated as a single employer within the meaning of Section 414 of the Code.
“Escrow Account” shall mean the escrow account established pursuant to the Escrow Agreement.
“Escrow Agent” shall mean U.S. Bank National Association.
“Escrow Agreement” shall mean the escrow agreement, in the form attached hereto as Exhibit B, by and among Purchaser, the Equityholders’ Representative and the Escrow Agent, and to be entered into at or prior to the Closing.
“Escrow Amount” shall mean an amount equal to $3,500,000.
“Fraud” shall mean actual and intentional common law fraud under the laws of the State of Delaware in the making of the representations and warranties contained in Article IV or Article V or the certificates delivered pursuant to Section 7.02(d) and Section 7.03(c). “Fraud” does not and shall not include equitable fraud, constructive fraud, promissory fraud, unfair dealings fraud, or any torts (including fraud) based on negligence or recklessness.
“FTC” shall mean the U.S. Federal Trade Commission.
“Fully-Diluted Number” shall be the sum of all outstanding shares of Common Stock, assuming the exercise in full of all In-the-Money Options, outstanding as of immediately prior to the Effective Time, but excluding any shares of Common Stock owned by Merger Sub, the Company or any of the Company’s Subsidiaries.
“GAAP” shall mean U.S. generally accepted accounting principles.
“Global Trade Laws” shall mean applicable U.S. and non-U.S. Laws relating to economic sanctions, import and export control Laws, including the U.S. Export Administration Regulations, the International Traffic in Arms Regulations, and the economic sanctions rules and regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), the customs and import Laws administered by U.S. Customs and Border Protection and anti-boycott Laws administered by the U.S. Department of Commerce and the U.S. Department of Treasury’s Internal Revenue Service.

“Government Contract” shall mean any Contract for the sale of supplies or services currently in performance or that has not been closed that is between the Company or any of its Subsidiaries on one hand and a Governmental Authority on the other or entered into by the Company or any of its Subsidiaries as a subcontractor on one hand and a higher tiered Person on the other (at any tier) in connection with a Contract between that Person or another Person and a Governmental Authority.
“Hazardous Materials” shall mean any material, element, compound, chemical, waste or other substance that is defined, listed, regulated or classified as a contaminant, pollutant or hazardous material, or for which liability or standards of conduct may be imposed, under any Environmental Laws, including petroleum and petroleum derivatives and by-products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead or lead-based paints or materials, per- and polyfluoroalkyl substances, radon or radiation.
“HSR Act” shall mean the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Income Tax” shall mean any Taxes imposed on or based on or measured with respect to net income (however denominated), or any franchise, business profits Taxes, capital gains Taxes, alternative minimum Taxes or other similar Taxes incurred in lieu of a Tax on net income.
“Income Tax Law” shall mean any Law associated with Income Tax.
“Income Tax Return” shall mean any Tax Return with respect to Income Taxes.

“In-the-Money Option” shall mean an Option that has a per share exercise price that is less than the Closing Per Share Merger Consideration.
“In-the-Money Optionholder” shall mean a Person holding an outstanding In-the-Money Option as of the relevant time.
“Indebtedness” of any Person at any date shall mean, without duplication, (a) all accrued and unpaid Obligations of such Person as of such date for borrowed money, whether secured or unsecured, (b) all accrued and unpaid Obligations of such Person as of such date in respect of earn-out, holdback or other similar contingent payment obligations in connection with the acquisition of businesses and any deferred purchase price for equity, property, assets, goods or services, (c) all Obligations of such Person as of such date that are evidenced by a note, bond, debenture or similar instruments or debt securities, (d) all Obligations of such Person as of such date as lessee that are recorded as capital or finance leases in the Most Recent Balance Sheet or would be required to be recorded as such under GAAP, (e) Accrued Income Taxes, (f) all Obligations under any unfunded or underfunded deferred compensation, earned but unpaid bonuses and other cash incentive or retention payments and profit sharing plans, unpaid severance obligations owed to any person whose employment or other service relationship with the Company Group terminates prior to Closing, whether or not accrued on the Most Recent Balance Sheet, together with the employer’s portion of any Taxes associated with such payments (computed as though all such amounts were payable as of immediately prior the Closing), (g) the unpaid amount of any payroll or employment Taxes deferred pursuant to the CARES Act, the Payroll Tax Executive Order or pursuant to any other similar or corresponding provisions of any COVID-19 Laws or any similar U.S. federal, state or local Law by such Person, (h) all Obligations owed (or deemed owed) by or to such Person under any swap, forward, hedging, derivative or similar transactions, in each case, calculated at the fair market value as of such date (which, for the avoidance of doubt, may be a positive or negative number), (i) all Obligations for declared and unpaid dividends or distributions or other amounts owed to the equityholders of the Company or their Affiliates (other than the Company), but solely to the extent such amounts are owed to equityholders in their respective capacities as equityholders (and not in any other capacity, which may include but is not limited to, as an employee, consultant or other service provider, and specifically excluding any consideration payable pursuant to this Agreement), (j) any off-balance sheet arrangements of the Company or its Subsidiaries in existence immediately prior to the Closing, (k) all unpaid Obligations, including any brokerage fees, commissions, finders’ fees or financial advisory fees or other third party advisory, professional or consulting fees incurred by the Company Group in connection with the Tempo Automation transaction and (l) all guarantees by the Company Group of the Obligations described in clauses (a) through (k) above of any other Person.
“Intellectual Property Rights” shall mean all intellectual property and proprietary rights throughout the world, including rights in or arising out of the following: (a) Patents, (b) Trademarks, (c) Copyrights, (d) trade secrets, proprietary information, confidential information, business and technical information, and know-how thereof, (e) rights in Software, (f) Domain Names and (g) Social Media Accounts.
“Inventory” means all inventory of any kind, character, nature or description, whatever its description, including all finished goods, work in process, raw materials, manufactured and purchased parts, scrap and containers.
“Laws” shall mean any applicable federal, state, local municipal or foreign law, common law, constitution, treaty, convention, statute, act, code, ordinance, rule, regulation, order, judgment, injunction, ruling, award, writ, or decree of any Governmental Authority.
“Liens” shall mean any lien, security interest, license, claim, mortgage, pledge, charge or similar encumbrance.
“Losses” shall mean and all losses, reductions, penalties, judgments, awards, assessments, Taxes, fines, obligations, deficiencies, amounts paid in settlements, costs, damages, interest, expenses (including reasonable attorneys’ or accountants’ fees and expenses), indebtedness, guarantees or charges.
“Management Services Agreement” shall mean the Management Services Agreement, dated as of September 20, 2005, by and between Advanced Circuits, Inc. and Compass Group Management LLC (as successor in interest to WAJ, LLC), as amended, restated, amended and restated, supplemented or otherwise modified from time to time.
“Material Adverse Effect” shall mean any event, change, fact, condition, circumstance, development or occurrence (each, an “Event”) that, when considered either individually or in the aggregate together with all other adverse Events, has had, or would reasonably be expected to have, a material adverse effect on (i) the business, assets, properties, results of operations, result or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole or (ii) the ability of the Company to perform its obligations under this Agreement and to timely consummate the transactions contemplated hereby; provided, however, that, solely with respect to clause (i), none of the following shall constitute (either alone or in combination), or shall be taken into account in determining, whether or not there has been or would reasonably be expected to be a Material Adverse Effect (and any Event, to the extent directly or indirectly resulting from, relating to or arising from any one or more of the following, shall be excluded from such determination): (a) the consummation or announcement of the transactions contemplated by this Agreement, the identity of Purchaser or any of its Affiliates or the taking or failure to take any action by any member of the Company Group where the taking of such action or refraining to take such action is required by the terms of this Agreement, including, in each case, the impact of the foregoing on relationships with employees, customers (including Governmental Authority customers), vendors, distributors, resellers or others having relationships with the Company or the Subsidiaries, (b) changes in global, foreign, national or regional economic, financial, regulatory or geopolitical conditions or events in general, (c) changes in the equity, credit, debt, financial, currency or capital markets or changes in interest or exchange rates, in each case, in the United States or elsewhere in the world, (d) changes, occurring after the date hereof, in Law or regulations affecting the Company or any of the Subsidiaries or GAAP or any underlying accounting principles, or any interpretation of any of the foregoing, (e) power outages or electrical black-outs, fires, earthquakes, floods, volcanic eruptions, hurricanes, tornados or other natural or man-made disasters or other force majeure events, (f) changes in general in any industry or any market in which the Company or any of the Subsidiaries operate or changes in the general business or economic conditions affecting such industries or markets, (g) any geopolitical conditions, sanctions, boycotts, embargoes, military conflict or actions, social unrest (whether or not violent), outbreak of hostilities, acts of war (whether or not declared), acts of foreign or domestic terrorism (including cyberterrorism), cyber-attack, usage of weapons of mass destruction, rebellion or insurrection, act of espionage (including cyber espionage), or escalation or general worsening of any of the foregoing in the United States or anywhere in the world, including Iran, Russia, Ukraine, China or Taiwan, (h) any action taken or not taken by the Company or the Subsidiaries, at the request or with the consent of, Purchaser, Merger Sub or any of their respective Affiliates, (i) any failure by the Company or any Subsidiary to meet internal or published projections, forecasts or estimates of the Company or any Subsidiary (provided, however, that the underlying causes of such failure may, to the extent applicable and not otherwise excluded by the other exceptions in this definition, be considered in determining whether there has been a Material Adverse Effect), or (j) epidemics, pandemics, other outbreaks of infectious disease (including in each of the foregoing, COVID-19), including in each case any quarantine restrictions (including any shelter in place, stay at home or similar orders or guidelines), or any escalation or worsening of any of the foregoing following the date hereof, or any action, applicable Law, pronouncement or guideline taken or promulgated by any Governmental Authority or the World Health Organization (including COVID-19 Actions) following the date hereof; provided, further that Events of the type described in clauses (b), (c), (d), (e), or (f) may constitute (either alone or in combination), and may be taken into account in determining, whether or not there has been or may be a

Material Adverse Effect solely to the extent such Events materially and disproportionately adversely affect the Company Group, taken as a whole, as compared to other Persons engaged in the same business and industry, it being understood that only such incremental material and disproportionate adverse effect may be considered and then only to the extent such incremental material and disproportionate adverse effect is not otherwise excluded by the other exceptions in this definition.
“Merger Sub Common Stock” shall mean the common stock, par value $0.001 per share, of Merger Sub.
“MSA Termination Agreement” means the termination agreement relating to the Management Services Agreement, in the form attached hereto as Exhibit C.
“Obligations” shall mean, with respect to any Indebtedness, any principal, accrued but unpaid interest, penalties (including prepayment penalties, premiums, make-whole, breakage costs, fees and other costs and expenses associated with repayment), fees, premiums, guarantees, reimbursements, damages, costs of unwinding and other liabilities payable under the documentation governing such Indebtedness.
“OFAC” shall have the meaning set forth in the definition of “Global Trade Laws”.
“Off-the-Shelf Software” shall mean an item of unmodified, commercially available software on standard commercial terms and conditions for which the annual fees or other annual consideration paid or payable by the Company or any of the Subsidiaries for such item is less than $500,000.
“Option” shall mean an option to acquire shares of Common Stock granted under a Company Equity Plans.
“Optionholder” shall mean a Person holding an outstanding Option as of the relevant time.
“Order” shall mean any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Authority or arbitrator.
“Owned IP” shall mean the Intellectual Property Rights owned or purported to be owned by the Company or the Subsidiaries.
“Patents” shall mean issued patents and patent applications, including all continuations, divisionals, continuations-in-part, provisionals and patents issuing on any of the foregoing, and all reissues, reexaminations, substitutions, renewals and extensions of any of the foregoing.
“Patriot Act” shall mean the USA PATRIOT Act of 2001.
“Paying Agent” shall mean U.S. Bank National Association or such other Paying Agent as shall be mutually agreed in writing by Purchaser and the Equityholders’ Representative

“Paying Agent Agreement” shall mean the paying agent agreement, in the form agreed among the Purchaser, the Equityholders’ Representative and the Paying Agent, acting reasonably, to be entered into at or prior to the Closing.
“Payroll Tax Executive Order” shall mean the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020, and including any administrative or other guidance published with respect to such Presidential Memorandum by any Governmental Authority (including IRS Notice 2020-65 and IRS Notice 2021-11).
“Per Share Portion” shall mean, as of the time of determination, a fraction, (a) the numerator of which is one (1), and (b) the denominator of which is the Fully-Diluted Number.
“Percentage Share” shall mean, with respect to an Equityholder, the quotient obtained by dividing (a) the sum of (i) the total number of shares of Common Stock held by such Equityholder immediately prior to the Effective Time, plus (ii) the number of shares of Common Stock underlying In-the-Money Options held by such Equityholder immediately prior to the Effective Time, by (b) the Fully-Diluted Number.
“Permitted Liens” shall mean the following Liens: (a) Liens for Taxes, assessments or other governmental charges, which are not yet due or payable, or that are being contested in good faith by appropriate proceedings for which adequate reserves have been established on the Company Group’s applicable balance sheet in accordance with GAAP; (b) statutory Liens of landlords, lessors or renters for amounts not yet due or payable or that are being contested in good faith; (c) Liens of carriers, warehousemen, mechanics, materialmen, laborers, suppliers, workmen, repairmen, other Liens imposed by applicable Law and other similar Liens incurred in the ordinary course of business for amounts (i) not yet due or payable or (ii) that are overdue and that are being contested in good faith by appropriate proceedings; (d) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security; (e) defects or imperfections of title, overlaps, encroachments, easements, zoning ordinances, declarations, covenants, rights-of-way, restrictions and other charges, instruments or other similar encumbrances that do not, individually or in the aggregate, materially detract from the use or occupancy or the value of any real property (including the Leased Real Property); (f) all applicable zoning, entitlement, conservation restrictions, land use restrictions and other governmental rules and regulations; (g) the terms and conditions of the Real Property Leases or other occupancy agreements pursuant to which the Company or any Subsidiary is a tenant, subtenant or occupant; (h) matters that would be disclosed by a current survey of any real property; (i) defects or imperfections of title, easements, declarations, covenants, rights of way, restrictions and other charges, instruments or encumbrances that do not materially affect the use or value of any assets of the Company or the Subsidiaries and which are not violated by the current use or occupancy of such real property or the operation of the Company’s business as currently conducted thereon; (j) non-exclusive licenses of Intellectual Property Rights entered into in the ordinary course of business; (k) Liens incurred as a result of any action of Purchaser or its Affiliates, including any Liens granted pursuant to the terms of the Debt Financing; and (l)

any Lien that will be discharged on or prior to the Closing, including any Lien securing Indebtedness that will be discharged pursuant to the Debt Payoff Letter.
“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or other entity or organization.
“Personal Data” shall mean any data that can be used to uniquely identify a natural person, alone or in conjunction with other information in the possession of the Company or held on behalf of the Company, or that otherwise constitutes “personal data” or “personal information” under applicable Laws.
“Pre-Closing Equityholder” shall mean any Person holding shares of Common Stock or an Option prior to the Closing; provided, that none of the Company nor any of the Subsidiaries shall constitute Pre-Closing Equityholders.
“Pre‑Closing Tax Period” shall mean (a) any taxable period ending on or before the Closing Date and (b) the portion of any Straddle Period ending on the Closing Date.
“Privacy Laws” shall mean Laws that are related to privacy, transfer, Processing, data breach disclosure and notification, or security of Personal Data, as and to the extent applicable to the operation of business of the Company.
“Processing” shall mean any operations or set of operations that is performed on Personal Data, whether or not by automated means, such as the receipt, access, acquisition, collection, recording, organization, compilation, use, consultation, storage, structuring, adaptation or alteration, transmission, safeguarding, security, retrieval, disposal, destruction, disclosure, sale, licensing, rental, or transfer of information.
“RCA Parties” shall mean Compass Group Diversified Holdings LLC, John Yacoub, Jeff Yacoub, David Cohrs, Dan Chouinard and Tony Breglio.
“Real Property Leases” shall mean real property lease Contracts for the properties that are set forth on Schedule 1.01(b).
“Related Party” shall mean, with respect to any Person: (a) any Affiliate of such Person; (b) any Person that serves as a director, officer, partner, executor or trustee (or in similar capacity), or owns beneficially or of record five percent (5%) or more of the equity, of such Person; or (c) any Person with respect to which such Person serves as a general partner or trustee (or in a similar capacity).
“Representatives” shall mean, with respect to any Person, such Person’s Affiliates and such Person’s and its Affiliates’ respective officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors and other representatives.
“Required Information” means the following information with respect to the Company and its Subsidiaries: (a) the Financial Statements and (b) the financial statements required by clause (b) of paragraph 11 under the subsection “Conditions to the Incremental Closing” of Exhibit A to the Debt Commitment Letter.

“Restricted Party” shall mean any Person (a) included on one or more of the Restricted Party Lists; (b) located, organized, or ordinarily resident in a jurisdiction that is the subject of country- or territory-wide sanctions administered by OFAC (currently, Cuba, Iran, North Korea, Syria, Venezuela, or the Crimea region of Ukraine, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic, regions of Ukraine); or (c) majority owned or controlled by any of the foregoing.
“Restricted Party Lists” shall mean any individual or entity that is the subject or target of sanctions or restrictions under U.S. and non-U.S. Global Trade Laws, including restricted party lists maintained by the United Nations; the Specially Designated Nationals and Blocked Persons List and the Foreign Sanctions Evaders List administered by OFAC; the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce; the consolidated list of Persons, Groups and Entities Subject to EU Financial Sanctions, as implemented by the EU Common Foreign & Security Policy; and the HM Treasury Consolidated List of Financial Targets in the UK.
“Schedule 3.06 Payments” shall mean the payments described in Schedule 3.06.
“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder.
“Security Incident” shall mean any (i) breach of the Company’s security measures that leads to the exfiltration, theft or loss of, or unauthorized or unlawful disclosure, acquisition, Processing, use, alteration or destruction of, or unauthorized or unlawful access to, or other compromise of confidential information or Personal Data; or (ii) successful phishing incident, ransomware or malware attack, or other unauthorized intrusion into any Company System.
“Social Media Accounts” shall mean social media accounts and handles.
“Software” shall mean computer software programs and databases, including source code, object code, data, collections of data, software implementations of algorithms, models, and methodologies, firmware, application programming interfaces, development tools, specifications, designs and embedded versions thereof, and documentation, user manuals and training materials, files, and records related to any of the foregoing.
“Sponsor” means Industrial Growth Partners V, L.P.
“Straddle Period” shall mean any taxable period that includes (but does not end on) the Closing Date.
“Subsidiary” shall mean any entity in which a majority of the outstanding capital stock, voting power or other Equity Interests is owned by the Company or another Subsidiary of the Company.
“Subsidiary Shares” shall mean the shares of capital stock or limited liability company interests of the Company’s Subsidiaries that are owned, directly or indirectly, by the Company.

“Surviving Corporation Common Shares” shall mean the shares of common stock, $0.001 par value per share, of the Surviving Corporation.
“Takeover Proposal” shall mean any proposal or offer from any Person (other than Purchaser or its Affiliates or their respective representatives) for any acquisition by such Person of a material amount of the assets of the Company Group taken as a whole (other than an acquisition of assets of the Company Group in the ordinary course of business or as permitted under the terms of this Agreement) or any Equity Interests of any member of the Company Group (other than exercises of Options held by Optionholders as of the date hereof or estate panning transfers) or any tender offer or exchange offer that if consummated would result in any Person beneficially owning any class of the Equity Interests of any member of the Company Group (other than exercises of Options held by Optionholders as of the date hereof or estate planning transfers) or any merger, consolidation, or business combination of any member of the Company Group with any Person, other than the transactions contemplated by this Agreement.
“Tax” or “Taxes” shall mean (i) any and all taxes (whether federal, state, local, or non-U.S.), including income, gross receipts, branch profits, capital gain, goods and services, estimated, windfall profits, environmental, excise, real or personal property, stamp, registration, alternative or add-on minimum tax, sales, gain, use, license, capital stock, transfer, franchise, payroll, withholding, social security, employment, unemployment, disability, value added or other taxes of any kind whatsoever (including governmental fees or other assessments or similar charges in the nature of a tax) (however denominated), whether or not disputed, including any interest, fees, fines, penalties or additions thereto; (ii) any liability for the payment of any amounts of the type described in clause (i) arising as a result of being (or having been) a member of an affiliated group (as defined in Section 1504 of the Code (or any analogous combined, consolidated, unitary or similar group under state, local or non-U.S. law) other than the group the common parent of which is the Company) filing a combined, consolidated, unitary or other similar Tax Return; and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or by contract (other than Contracts the principal purpose of which does not relate to Taxes).
“Tax Law” shall mean any Law relating to Taxes.
“Tax Return” shall mean any return, declaration, election, statement, claim, schedule, form, report, information return or other similar document filed or required to be filed with any Governmental Authority with respect to Taxes, including any supplement, schedule or attachment thereto and any amendment thereof.
“Total Enterprise Value” shall mean $223,000,000.
“Trademarks” shall mean all trademarks, service marks, logos, brand names, trade dress and trade names and the goodwill associated with the foregoing.
“Transaction Tax Deductions” shall mean all Tax deductions for U.S. federal (and where applicable state and local) Income Tax purposes to the extent “more likely than not” (or higher degree of comfort) deductible in a Pre-Closing Tax Period and relating to or arising from,

(a) payments or accruals in respect of Options and any associated dividend equivalent bonuses pursuant to or contemplated by this Agreement or any other compensation payable as a result of the transactions contemplated by this Agreement (including the employer portion of the payroll, social security, and employment Taxes payable in connection therewith), (b) the pay-down or satisfaction of the amounts payable or accrued under the Debt Payoff Amount (including any deferred financing costs, fees or expenses), (c) payments in respect of Company Transaction Expenses (or payments in respect of amounts that would have been Company Transaction Expenses but for the fact that the payments were made prior to the Effective Time), and (d) any other payments attributable to the transactions contemplated by this Agreement, in each case that are economically borne by Equityholders. Notwithstanding anything to the contrary, Transaction Tax Deductions shall not include any deductions relating to or arising from Schedule 3.06 Payments. The parties shall apply the safe harbor election set forth in Internal Revenue Service Revenue Procedure 2011-29 to determine the amount of any success-based fees.
“Willful and Material Breach” shall mean a willful, intentional and material breach of this Agreement by a party having knowledge that the action taken or not taken constitutes a breach of this Agreement. For the avoidance of doubt, any failure by Purchaser or Merger Sub to consummate the Merger on the date the Closing is required to have occurred in accordance with Section 3.01 shall constitute a Willful and Material Breach by Purchaser and Merger Sub.
“Working Capital Target” shall mean $7,369,780.

SECTION 1.02    Other Terms. In addition, the following terms have the definitions set forth in the indicated section or subsection of this Agreement. Other terms may be defined elsewhere in the text of this Agreement, and, unless otherwise indicated, shall have such meaning throughout this Agreement.

“Accounting Firm”	Section 3.04(d)
“Aggregate Closing Merger Consideration”	Section 2.05(b)
“Allocation Schedule”	Section 3.04(a)
“Alternative Debt Financing”	Section 6.10(d)
“Ancillary Agreement” or “Ancillary Agreements”	Section 10.14(a)(i)
“Annual Financials”	Section 4.03(a)
“Appraisal Shares”	Section 2.05(e)
“Assets”	Section 4.13
“Cancelled Share”	Section 2.04(c)
“Certificate of Merger”	Section 3.02
“claim”	Section 5.07
“Closing”	Section 3.01
“Closing Date”	Section 3.01
“Collective Bargaining Agreement”	Section 4.12(m)
“Commitment Letters”	Section 5.05
“Common Stock”	Recitals

“Company”	Preamble
“Company Board”	Recitals
“Confidential Information”	Section 6.04(a)
“Consents”	Section 4.06(a)
“D&O Indemnified Person”	Section 6.06(a)
“D&O Insurance”	Section 6.06(b)
“debt”	Section 5.07
“Debt Fee Letters”	Section 5.05
“Debt Payoff Amount”	Section 3.03(b)
“Debt Payoff Letter”	Section 6.08(a)
“Definitive Debt Financing Agreements”	Section 10.19
“Dispute Notice”	Section 3.04(c)
“Disputed Item”	Section 3.04(c)
“DPA”	Section 5.09(a)
“Effective Time”	Section 3.02
“Eligible Holder”	Section 2.04(b)
“Equity Commitment Letter”	Recitals
“Equity Financing”	Section 5.05
“Equityholders’ Representative”	Preamble
“Estimated Aggregate Purchase Price”	Section 3.04(a)
“Estimated Closing Cash Balance”	Section 3.04(a)
“Estimated Closing Statement”	Section 3.04(a)
“Estimated Closing Working Capital”	Section 3.04(a)
“Estimated Company Indebtedness”	Section 3.04(a)
“Estimated Company Transaction Expenses”	Section 3.04(a)
“Final Closing Statement”	Section 3.04(d)
“Financial Statements”	Section 4.03(a)
“Financing”	Section 5.05
“Forfeited Schedule 3.06 Payment”	Section 3.06
“Governmental Authority”	Section 4.06(a)
“IRS”	Section 4.11(b)
“Indemnified Matters”	Section 8.02(a)
“Indemnifying Parties”	Section 8.02(a)
“Leased Real Property”	Section 4.15(a)
“Letter of Transmittal”	Section 2.05(c)
“Liability Cap”	Section 8.02(c)(ii)
“Litigation”	Section 4.07
“Material Contracts”	Section 4.12
“Material Customers”	Section 4.22(a)
“Material Suppliers”	Section 4.22(b)
“Maximum Purchaser Payment”	Section 3.04(e)
“Merger”	Recitals
“Merger Sub”	Preamble

“Most Recent Balance Sheet”	Section 4.03(a)
“Most Recent Balance Sheet Date”	Section 4.03(a)
“Non-Recourse Party”	Section 10.13
“Permits”	Section 4.09
“Post-Closing Clients”	Section 10.15(a)
“Present Fair Salable Value”	Section 5.07
“Pre-Closing Privileged Materials”	Section 10.15(b)
“Pre-Closing Privileges”	Section 10.15(a)
“Pre-Termination Willful and Material Breach”	Section 9.02(a)
“Property Taxes”	Section 6.09(e)
“Proposed Final Closing Statement”	Section 3.04(b)
“Purchase Price Excess”	Section 3.04(e)(i)
“Purchaser”	Preamble
“Purchaser Arrangements”	Section 6.14
“Purchaser Indemnified Parties”	Section 8.02(a)
“Purchaser Material Adverse Effect”	Section 5.01
“Purchaser Related Parties”	Section 9.02(b)
“Registered IP”	Section 4.18(a)
“Required Purchaser Consents”	Section 6.02(a)
“Restrictive Covenant Agreements”	Recitals
“RWI Policy”	Section 6.12
“Section 262”	Section 2.05(e)
“Series A Common Stock”	Recitals
“Series B Common Stock”	Recitals
“Solvency”	Section 5.07
“Solvent”	Section 5.07
“Surviving Corporation”	Section 2.01
“Terminated Agreements”	Section 6.07
“Termination Date”	Section 9.01(b)
“Termination Fee”	Section 9.02(b)
“Third Party Claim”	Section 8.02(b)(i)
“Transfer Taxes”	Section 6.09(a)
“Updated Allocation Schedule”	Section 3.07
“WARN Act”	Section 4.16(b)
“Written Consent”	Recitals

SECTION 1.03    Other Definitional Provisions.
(a)    The words “hereof”, “herein”, “hereto”, “hereby”, “hereunder” and “hereinafter” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires.

(b)    The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.
(c)    The term “dollars” and character “$” shall mean United States dollars.
(d)    The term “including” shall mean “including, without limitation”, and the words “include” and “includes” shall have corresponding meanings and such words shall not be construed to limit any general statement that they follow to the specific or similar items or matters immediately following them.
(e)    The term “or” is not exclusive, unless the context otherwise requires.
(f)    The terms “party”, “parties”, “parties hereto”, “parties to this Agreement” and similar terms, when used in this Agreement, shall refer to Purchaser, Merger Sub, the Company or the Equityholders’ Representative, as applicable, unless the context expressly otherwise requires.
(g)    The word “will” shall be construed to have the same meaning as the word “shall” and the words “shall,” “will,” or “agree(s)” are mandatory, and “may” is permissive.
(h)    The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and the phrase “to the extent” shall not mean simply “if”
(i)    “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.
(j)    References to “ordinary course” or “ordinary course of business” refers to the ordinary course of business of the Company and the Subsidiaries of the Company consistent with past practices, taken as a whole, taking into account actions or inactions taken prior to the date of this Agreement by the Company or any of the Subsidiaries in good faith from time to time in response to any conditions, circumstances or events relating to or arising from COVID-19 or COVID-19 Actions or the results thereof.
(k)    A statement that an item is listed, set forth, disclosed or described means that it is correctly listed, set forth, disclosed or described, and a statement that document or information having been “made available” “provided,” “furnished” or other words of similar import, in each case, means a true, correct and complete copy of the such item has been delivered at least one (1) day prior to the date hereof, including, in each case, in the electronic data site maintained for the transactions contemplated hereby.
SECTION 1.04    Interpretive Matters.
(a)    The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. The inclusion of an item in the Schedules, or any reference to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. Any matter set forth in any section of any Schedule shall be deemed to be referred to and incorporated in any section to which it is specifically referenced or cross-referenced, and also in all other sections of the Schedules to which such matter’s application or relevance is reasonably apparent on the face of such disclosure. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.
(b)    Unless the context otherwise requires, references herein (i) to Articles, Sections, Schedules and Exhibits mean the Articles and Sections of, and Schedules and Exhibits attached to, this Agreement; (ii) to a particular Person shall include such Person’s successors and assigns to the extent not prohibited by this Agreement; (iii) to a number of days shall refer to calendar days unless Business Days are specified, except, unless otherwise specified, whenever any action must be taken on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day and (iv) when calculating the period of time before which, within which, or following which any action is to be taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.
(c)    Any reference in this Agreement to gender shall include all genders and the neuter.
(d)    References to a particular statute or regulation will include all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case, as amended or otherwise modified from time to time.
(e)    The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
ARTICLE II
THE MERGER
SECTION 2.01    Merger. At the Effective Time, in accordance with this Agreement and the DGCL, Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned Subsidiary of Purchaser. The Merger shall have the effects set forth in Section 259 of the DGCL and, without limiting the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, immunities and franchises, of a public as well as a private nature, and shall be subject to all liabilities, obligations and penalties of the Company and Merger Sub, all with the effect set forth in the DGCL.
SECTION 2.02    Certificate of Incorporation and Bylaws of the Surviving Corporation. The certificate of incorporation and the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation and the by-laws of the Surviving Corporation, until amended in accordance with applicable Law (subject to Section 6.06(a)).
SECTION 2.03    Directors and Officers of the Surviving Corporation. Each of the directors of Merger Sub immediately prior to the Effective Time shall be a director of the Surviving Corporation and each of the officers of Merger Sub immediately prior to the Effective Time shall be an officer of the Surviving Corporation, in each case until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and by-laws.
SECTION 2.04    Effect on Capital Stock.
(a)     Merger Sub Shares. At the Effective Time, all shares of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Purchaser, be converted into and thereafter evidence in the aggregate one hundred (100) Surviving Corporation Common Shares. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time, when converted in accordance with this Section 2.04(a), shall no longer be outstanding, shall automatically be cancelled and shall cease to exist.
(b)    Common Stock. At the Effective Time, each share of Common Stock (other than (i) Cancelled Shares, which shall be cancelled in accordance with clause (c), below, and (ii) Appraisal Shares, which are subject to Section 2.05(e) below), shall, by virtue of the Merger and without any action on the part of the holder thereof (each such holder, an “Eligible Holder”), be converted into and thereafter evidence the right to receive, without interest, an amount in cash equal to the sum of (i) the Closing Per Share Merger Consideration, and (ii) a Per Share Portion of the Additional Merger Consideration, if any. Each share of Common Stock issued and outstanding immediately prior to the Effective Time, when converted and cancelled in accordance with this Section 2.04(b), shall no longer be outstanding, shall automatically be cancelled and shall cease to exist.
(c)    Cancelled Shares. At the Effective Time, each share of Common Stock that is held in the treasury of the Company or owned by Merger Sub, the Company or any of the Subsidiaries (each, a “Cancelled Share”) shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefore.
(d)    The consideration paid in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock, and, from and after the Effective Time, the holders of certificates representing ownership of the shares of Common Stock shall cease to have any rights with respect to such shares, except as otherwise expressly provided for in this Agreement. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers on the records of the Surviving Corporation of the shares of Common Stock. If, after the Effective Time, certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 2.04 and Section 2.05.
SECTION 2.05    Payment of Merger Consideration.
(a)    Prior to the Closing, Purchaser shall appoint the Paying Agent, at its sole cost and expense (provided, that $3,500 of such expenses shall be a Company Transaction Expenses as set forth in clause (e) of the definition thereof), to act as paying agent for the payment of amounts payable in respect of the Common Stock in connection with the terms of this Agreement and, in connection therewith, shall enter into, on the Closing Date, the Paying Agent Agreement.
(b)    At or prior to the Closing, Purchaser will deliver to the Paying Agent, for further payment to the Eligible Holders pursuant to the Paying Agent Agreement, cash in an amount equal to the Closing Per Share Merger Consideration, multiplied by (ii) the total number of issued and outstanding shares of Common Stock as of immediately prior to the Effective Time (the “Aggregate Closing Merger Consideration”).
(c)    Immediately following the Effective Time, the Paying Agent shall deliver to each Eligible Holder who has delivered a duly executed and completed letter of transmittal in the form attached hereto as Exhibit D (the “Letter of Transmittal”) and such other documents as may reasonably be required by the Paying Agent, an aggregate amount in cash equal to the product of the number of shares of Common Stock so surrendered multiplied by the Closing Per Share Merger Consideration, by wire transfer of immediately available funds to an account designated in such Eligible Holder’s Letter of Transmittal (or, at the request of an Eligible Holder, by check).
(d)    In the event of a transfer of ownership of Common Stock that is not registered in the transfer records of the Company, payment may be made with respect to such shares to such a transferee if satisfactory evidence of the ownership of such Common Stock is presented to the Company, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.
(e)    Notwithstanding anything to the contrary contained herein or otherwise, shares of Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares (the “Appraisal Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”), shall not be converted into the right to receive the Closing Per Share Merger Consideration as provided in Section 2.04(b), but instead shall entitle the holder thereof to payment of the fair value of such shares in accordance with the provisions of Section 262. At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall validly waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 shall cease and each such Appraisal Share shall be deemed to have been converted, at the Effective Time, into, and shall have become, the right to receive the Closing Per Share Merger Consideration as provided in Section 2.04(b), without interest. The Company shall serve prompt notice to Purchaser of any demands for appraisal of any shares of Common Stock, and Purchaser shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.
SECTION 2.06    Treatment of Options.
(a)    At the Effective Time, each In-the-Money Option that is outstanding immediately prior to the Effective Time shall be cancelled, and in full consideration of such cancellation, shall automatically be converted into and thereafter evidence the right to receive an amount in cash, without interest, equal to (i) the Closing Option Merger Consideration allocable to such Option, and (ii) the product of (A) the Per Share Portion of the Additional Merger Consideration, if any, and (B) the number of shares of Common Stock underlying such In-the-Money Option. Each such outstanding In-the-Money Option, when converted in accordance with this Section 2.06, shall no longer be outstanding, shall automatically be cancelled and shall cease to exist.
(b)    At the Effective Time, each Option that is outstanding immediately prior to the Effective Time that is not an In-the-Money Option will automatically and without any action on the part of the holder thereof be cancelled and terminated at the Effective Time for no consideration and shall no longer be outstanding and shall cease to exist, and each holder of any such Option shall cease to have any rights with respect thereto.
(c)    At the Effective Time, Purchaser shall fund the Company with cash sufficient to pay the aggregate Closing Option Merger Consideration in respect of each In-the-Money Option. As promptly as reasonably practicable following the Effective Time (and in any event no later than the end of the Company’s first regular payroll cycle that ends at least five (5) Business Days after Closing), Purchaser shall pay to each Optionholder through the payroll system of the Surviving Corporation (other than with respect of Optionholders that are non-employee service providers, who Purchaser shall pay at the Effective Time but who need not be paid through such payroll system) an aggregate amount in cash equal to the Closing Option Merger Consideration payable in respect of the In-the-Money Options held by such Optionholder immediately prior to the Effective Time.
(d)    Prior to the Effective Time, the Company or its board of directors shall take all actions necessary to effectuate the treatment of Options as contemplated by this

Section 2.06 and to terminate the Company Equity Plans, subject to and effective upon the occurrence of the Effective Time.
SECTION 2.07    Certain Actions in Connection with the Merger.
(a)    Mailing to Stockholders. Promptly after the date of this Agreement, Purchaser shall cause the Paying Agent to mail to each holder of Common Stock on the date of this Agreement and from time to time hereafter prior to the Effective Time (i) a Letter of Transmittal and (ii) instructions for effecting the surrender of the Common Stock for payment.
(b)    Share Transfer Books. At and after the Effective Time, there shall be no transfers on the share transfer books of the Company of any shares of capital stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, the shares of Common Stock are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided in Section 2.04(b) and Section 2.05(c).
(c)    Unclaimed Merger Consideration. Any amounts delivered to the Paying Agent pursuant to Section 2.05(b) that remain unclaimed by the Eligible Holders one (1) year after the Closing Date will be returned to the Surviving Corporation, and any holder of shares of Common Stock entitled to receive the Closing Per Share Merger Consideration who has not theretofore received payment of such consideration in accordance with Section 2.05(c) shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) for payment of any Closing Per Share Merger Consideration that may be payable upon surrender of any shares of Common Stock held by such holder, as determined pursuant to this Agreement, as a general creditor and without any interest thereon.
(d)    No Liability. None of the Company, the Surviving Corporation, Purchaser, any Affiliates of the foregoing or any other Person shall be liable for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.
(e)    Appraisal Shares. Any portion of the Aggregate Closing Merger Consideration deposited with the Paying Agent pursuant to Section 2.05(b) to pay for Appraisal Shares for which appraisal rights shall have been perfected shall be returned to Purchaser or the Surviving Corporation upon the settlement or final and non-appealable adjudication of any claim for appraisal rights asserted with respect to such Appraisal Shares.
(f)    Lost Certificates. Notwithstanding anything in this Agreement to the contrary, if any certificate representing shares of Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Surviving Corporation shall issue in exchange for such lost, stolen or destroyed certificate the Closing Per Share Merger Consideration payable in respect thereof pursuant to this Agreement.

(g)    Withholding. Notwithstanding anything in this Agreement to the contrary, Purchaser, Merger Sub, the Surviving Corporation, the Paying Agent and the Escrow Agent shall be entitled to deduct and withhold, or cause the Paying Agent or the Escrow Agent to deduct and withhold, from any amount otherwise payable to or for the benefit of any Person pursuant to this Agreement or any other Ancillary Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax Law; provided, however, that the Person intending to withhold will use reasonable best efforts to notify such Persons of any amounts otherwise payable to such Persons that it intends to deduct and withhold and will provide reasonable details regarding the provisions of Law that require such withholding to such Persons at least three (3) Business Days prior to the due date for any relevant payment, except with respect to compensatory payments made to current or former employees or if the Company fails to provide a FIRPTA Certificate pursuant to Section 2.07(h). The parties will cooperate in good faith to reduce or eliminate any such withholding and assist such Person with obtaining any exemption from or reduction of any such withholding Taxes in accordance with applicable Law. Any amounts withheld in accordance with this Section 2.07(g) that are paid to the appropriate Governmental Authority will be treated for all purposes of this Agreement and the Escrow Agreement as having been paid to the Equityholder in respect of which such deduction and withholding was made.
(h)    FIRPTA Certificate. Prior to Closing the Company shall deliver a certification stating that the Company is not and has not within the applicable period been a “United States real property holding corporation”, and corresponding notice to the Internal Revenue Service, each in form and substance required under Treasury Regulation Section 1.897-2(h) and Treasury Regulation Section 1.1445-2(c)(3). Notwithstanding anything to the contrary in this Agreement, if such certification and notice are not delivered prior to Closing, Purchaser’s sole recourse shall be to make the appropriate withholding under Section 1445 of the Code (or other similar and applicable law).
ARTICLE III
CLOSING
SECTION 3.01    Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place remotely via the exchange of documents and signatures on a date to be specified by the parties hereto, which shall be not later than the third (3rd) Business Day following the satisfaction or waiver of the conditions precedent set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), or on such other date or at such other time or place as the parties hereto may mutually agree; provided, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, unless otherwise agreed to in writing by Purchaser and the Company, the Closing shall not take place prior to February 9, 2023. The date on which the Closing occurs is called the “Closing Date”.

SECTION 3.02    Effective Time. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, the parties hereto shall deliver to the Secretary of State of the State of Delaware a certificate of merger that effectuates the transactions contemplated hereby in the form attached as Exhibit E hereto (the “Certificate of Merger”) and shall make all other filings or recordings as may be required under the DGCL and any other applicable Law in order to effect the Merger. The Merger shall become effective at the time that the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware in accordance with the DGCL.
The date and time at which the Merger shall so become effective is herein referred to as the “Effective Time”.
SECTION 3.03    Payments to be Made at the Closing.
(a)    Merger Consideration.
(i)    At the Effective Time, pursuant to Section 2.05(b), Purchaser shall (on behalf of the Surviving Corporation) pay or cause to be paid to the Paying Agent, by wire transfer of immediately available funds, the Aggregate Closing Merger Consideration.
(ii)    As set forth in Section 2.06(c), at the Effective Time, Purchaser shall fund the Company with cash sufficient to pay the aggregate Closing Option Merger Consideration in respect of each In-the-Money Option. As promptly as reasonably practicable following the Effective Time (and in any event no later than the end of the Company’s first regular payroll cycle that ends at least five (5) Business Days after Closing), Purchaser shall pay or cause to be paid to each Optionholder through the payroll system of the Surviving Corporation (other than with respect Optionholders that are non-employee service providers, who Purchaser shall pay at the Effective Time but who need not be paid through such payroll system) an aggregate amount in cash equal to the Closing Option Merger Consideration payable in respect of the In-the-Money Options held by such Optionholder immediately prior to the Effective Time.
(b)    Debt Payoff. At the Effective Time, Purchaser shall (on behalf of the Surviving Corporation) pay or cause to be paid the amounts payable under the Debt Payoff Letter (such amounts, in the aggregate, the “Debt Payoff Amount”), by wire transfer of immediately available funds to the account or accounts designated in the Debt Payoff Letter.
(c)    Payment of Company Transaction Expenses. At the Effective Time, Purchaser shall (on behalf of the Surviving Corporation) pay or cause to be paid all Company Transaction Expenses set forth on the Estimated Closing Statement, that are unpaid and payable as of such time by wire transfer of immediately available funds as directed by the Company; provided that any Company Transaction Expenses owing to a current or former employee in respect of such individual’s employment shall be paid to the applicable Company Group for payment through the applicable member of the Company Group’s payroll system (less all required Tax withholdings) in accordance with the Contracts or other arrangements governing such Company Transaction Expenses.
(d)    Administrative Expense Amount. At the Effective Time, Purchaser shall pay or cause to be paid, to an account specified by the Company (on behalf of the Equityholders’ Representative) at least two (2) Business Days prior to the Closing Date for the Administrative Expense Account, by wire transfer of immediately available funds, an amount in cash equal to the Administrative Expense Amount;
(e)    Escrow Amount. At the Effective Time, Purchaser shall pay or cause to be paid, to the Escrow Agent, by wire transfer of immediately available funds, the Escrow Amount to be deposited into the Escrow Account.
SECTION 3.04    Purchase Price Adjustment.
(a)    Estimated Closing Statement. The Company shall prepare in good faith in accordance with the terms of this Agreement and provide to Purchaser no later than three (3) Business Days prior to the anticipated Closing Date (i) a written statement (the “Estimated Closing Statement”) setting forth in reasonable detail its good faith estimates of the Closing Working Capital (the “Estimated Closing Working Capital”), the Closing Cash Balance (the “Estimated Closing Cash Balance”), the Company Indebtedness (the “Estimated Company Indebtedness”) and the Company Transaction Expenses (the “Estimated Company Transaction Expenses”), (ii) the Company’s calculation of the estimated Aggregate Purchase Price (the “Estimated Aggregate Purchase Price”) calculated in accordance with the definitions thereof and the Accounting Policies, together with reasonable supporting evidence and (iii) a schedule (as such schedule may be updated in accordance with Section 3.07, the “Allocation Schedule”), setting forth (w) the Aggregate Closing Merger Consideration, the Closing Per Share Merger Consideration and, with respect to each In-the-Money Option, the Closing Option Merger Consideration, (x) with respect to each Eligible Holder, the aggregate Closing Per Share Merger Consideration to which such Eligible Holder is entitled pursuant to this Agreement, (y) with respect to each In-the-Money Optionholder, the aggregate Closing Option Merger Consideration to which such In-the-Money Optionholder is entitled pursuant to this Agreement and (z) the Percentage Share of any Additional Merger Consideration to which each Eligible Holder and In-the-Money Optionholder is entitled as and when made hereunder, in each case, in accordance with this Agreement and the organizational documents of the Company. The Company will review any comments proposed by Purchaser with respect to the Estimated Closing Statement and will consider, in good faith, any appropriate changes; provided that the Company shall have no obligation to make any changes and Purchaser shall not have the right to delay or fail to consummate the Closing in the event of any dispute with respect to the Estimated Closing Statement and no such dispute shall be grounds for any failure of any condition to the Closing to be satisfied or for the Closing to be delayed (other than failure by the Company to prepare or deliver such Estimated Closing Statement). For the avoidance of doubt, Purchaser’s failure to object to the Estimated Closing Statement shall not be deemed a waiver of any of its rights or remedies. Upon the delivery of the Estimated Closing Statement, and up until the Closing, the Company shall provide Purchaser and its representatives access (subject to Section 6.04(a)), during normal business hours and upon reasonable advance request, to the work papers and other books and records (including Tax records) (other than documents and information that are subject to attorney-client privilege, work product doctrine or other similar privilege), and employees and representatives of the Company and its Subsidiaries, in each case, to the extent reasonably necessary for purposes of assisting the Purchaser in its review of the Estimated Closing Statement, subject to customary confidentiality restrictions. Notwithstanding anything to the contrary: (A) it is expressly acknowledged and agreed that Purchaser and its Affiliates (including, in the case of Purchaser, the Surviving Corporation after the Closing) shall be entitled to rely on the Allocation Schedule or any Updated Allocation Schedule, without any obligation to investigate or verify the accuracy or correctness thereof, and to make payments in accordance therewith; and (B) in no event shall Purchaser or any of its Affiliates (including, in the case of Purchaser, the Surviving Corporation after the Closing) have any liability to any Person relating to any inaccuracy or miscalculations in, or otherwise relating to, the preparation of the Allocation Schedule or Updated Allocation Schedule and, in each case, the allocation set forth therein.
(b)    Proposed Final Closing Statement. As promptly as possible and in any event within one-hundred and five (105) days after the Closing Date, Purchaser shall prepare or cause to be prepared in good faith, and shall provide to the Equityholders’ Representative, a written statement (the “Proposed Final Closing Statement”) setting forth in reasonable detail its proposed final determination of the Closing Working Capital, the Closing Cash Balance, the Company Indebtedness, the Company Transaction Expenses and the Aggregate Purchase Price. The determination of the Closing Working Capital, the Closing Cash Balance, the Company Indebtedness, the Company Transaction Expenses and the Aggregate Purchase Price reflected on the Proposed Final Closing Statement shall be prepared in accordance with the definitions thereof and the Accounting Policies, provided that the Closing Working Capital, the Closing Cash Balance, the Company Indebtedness and the Company Transaction Expenses set forth in the Proposed Final Closing Statement will be used in lieu of the Estimated Closing Working Capital, the Estimated Closing Cash Balance, the Estimated Company Indebtedness and the Estimated Company Transaction Expenses. Purchaser shall provide, and cause the Surviving Corporation and its subsidiaries to provide, the Equityholders’ Representative and its Representatives a reasonably detailed explanation of the basis for any differences in any elements of the Proposed Final Closing Statement and the Estimated Closing Statement and access, during normal business hours and upon reasonable advance request, to the work papers and other books and records (including Tax records of the Company Group (and not of Purchaser or any of its Affiliates)) (other than documents and information that are subject to attorney-client privilege, work product doctrine or other similar privilege), and employees and representatives of Purchaser, the Surviving Corporation and the Surviving Corporation’s Subsidiaries, in each case, to the extent reasonably necessary for purposes of assisting the Equityholders’

Representative and its Representatives in their review of the Proposed Final Closing Statement, subject to customary confidentiality restrictions.
(c)    Dispute Notice. The Proposed Final Closing Statement (and the proposed final determinations of the Closing Working Capital, the Closing Cash Balance, the Company Indebtedness, the Company Transaction Expenses and the Aggregate Purchase Price contained therein) shall be final, conclusive, binding and non-appealable on the parties hereto for purposes of this Section 3.04 unless the Equityholders’ Representative provides a written notice (a “Dispute Notice”) to Purchaser no later than the thirtieth (30th) Business Day after the delivery to the Equityholders’ Representative of the Proposed Final Closing Statement; provided that, in the event that either Purchaser or the Company and the Subsidiaries does not provide any papers or documents reasonably requested by the Equityholders’ Representative or any of its authorized representatives within five (5) days of request therefor (or such shorter period as may remain in such 30-Business Day period), such thirty (30) Business Day period shall be extended by one (1) day for each additional day required for Purchaser or the Company and the Subsidiaries to fully respond to such request. Any Dispute Notice must set forth in reasonable detail (i) any item on the Proposed Final Closing Statement which the Equityholders’ Representative believes has not been prepared in accordance with this Agreement and the correct amount of such item (each, a “Disputed Item”) and (ii) the Equityholders’ Representative’s alternative calculation of the Closing Working Capital, the Closing Cash Balance, the Company Indebtedness, the Company Transaction Expenses and the Aggregate Purchase Price, as applicable, calculated in accordance with the principles set forth in Section 3.04(b) above.
(d)    Resolution of Disputes. Purchaser and the Equityholders’ Representative shall attempt to promptly resolve the matters raised in any Dispute Notice in good faith and all such discussions will (unless otherwise agreed in writing by Purchaser and the Equityholders’ Representative) be governed by Rule 408 of the Federal Rules of Evidence and any applicable equivalent state rule. Beginning ten (10) Business Days after delivery of any Dispute Notice pursuant to Section 3.04(c), or any mutually-agreed (in writing) extension thereof, either Purchaser or the Equityholders’ Representative may provide written notice to the other that it elects to submit the then-disputed items to an independent accounting firm mutually appointed by Purchaser and the Equityholders’ Representative or, if Purchaser and the Equityholders’ Representative cannot agree on such firm within 15 days, a national independent accounting firm with experience in such matters selected by lot (after Purchase and the Equityholders’ Representative shall have each submitted two proposed firms and then excluded one firm designated by the other party) (the “Accounting Firm”). The Accounting Firm shall act as an expert, and not an arbitrator, in reviewing the items in dispute. The parties shall instruct the Accounting Firm to promptly (and in any event within 30 calendar days), in accordance with the terms and conditions of this Agreement, review only those unresolved items and amounts specifically set forth and objected to in the Dispute Notice; provided that, each party shall be afforded an opportunity to submit a written statement in favor of its position to the Accounting Firm. The Accounting Firm will resolve the dispute with respect to each

Disputed Item by determining whether the Equityholders’ Representative’s final calculation thereof (as modified following discussions with Purchaser and as submitted to the Accounting Firm at the outset of the dispute resolution process with a copy to Purchaser) or Purchaser’s final calculation thereof (as modified following discussions with the Equityholders’ Representative and as submitted to the Accounting Firm at the outset of the dispute resolution process with a copy to the Equityholders’ Representative) is based on the terms and conditions of this Agreement and, such determination, adopting either the Equityholders’ Representative’s final calculation of that Disputed Item or Purchaser’s final calculation of that Disputed Item. In any such case, a single partner of the Accounting Firm selected by such Accounting Firm in accordance with its normal procedures and having expertise with respect to such disputes and the industry in which the Company operates shall act for the Accounting Firm in the determination proceeding, and the Accounting Firm shall render a written decision with respect to such disputed matter, including a statement in reasonable detail of the basis for its decision. The costs, fees and expenses of the Accounting Firm shall be borne by the Equityholders (from the Administrative Expense Account), on the one hand, and Purchaser on the other hand, based on the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by such party and such allocation of costs, fees and expenses shall be calculated by the Accounting Firm and shall be final and binding on the parties. For example, by way of illustration, (x) if Purchaser’s calculations would have resulted in a $250,000 net payment to Purchaser, and the Equityholders’ Representative’s calculations would have resulted in a $250,000 net payment to the Equityholders and the Accounting Firm’s final determination results in an aggregate net payment of $125,000 to the Equityholders, then Purchaser and the Equityholders (from the Administrative Expense Account) shall pay 75% and 25%, respectively, of such costs, fees and expenses and (y) if each of such parties’ calculations differs from the Accounting Firm’s calculation by $250,000, Purchaser and the Equityholders (from the Administrative Expense Account) shall split such costs, fees and expenses evenly. Any costs, fees and expenses of the Accounting Firm payable by the Equityholders pursuant to this Section 3.04 shall be paid from the Administrative Expense Account. The decision of the Accounting Firm with respect to the Disputed Items of the Proposed Final Closing Statement submitted to it shall be final, conclusive, binding and non-appealable on the parties, absent fraud or bad faith. As used herein, the Proposed Final Closing Statement, as adjusted to reflect any changes agreed to by the parties or the decision of the Accounting Firm pursuant to this Section 3.04, is referred to herein as the “Final Closing Statement.” Each of the parties to this Agreement agrees to cooperate with the Accounting Firm (including by executing a customary engagement letter reasonably acceptable to it) and to cause the Accounting Firm to resolve any such dispute as soon as practicable after the commencement of the Accounting Firm’s engagement. At any time, Purchaser and the Equityholders’ Representative may agree to settle any objections raised in the Dispute Notice, which agreement shall be in writing and binding upon each of Purchaser and the Equityholders’ Representative with respect to the subject matter of any such objection so resolved.

(e)    Purchase Price Adjustment. If the Aggregate Purchase Price (as finally determined pursuant to this Section 3.04 and as set forth in the Final Closing Statement) differs from the Estimated Aggregate Purchase Price set forth in the Estimated Closing Statement,
(i)    If the Aggregate Purchase Price is equal to or in excess of the Estimated Aggregate Purchase Price (such excess, if any, the “Purchase Price Excess”), (A) Purchaser shall remit or cause to be remitted, by wire transfer of immediately available funds, for the benefit of the Equityholders, an aggregate amount equal to the lesser of (i) the Purchase Price Excess or (ii) $3,500,000.00 (the “Maximum Purchaser Payment”), to (x) in the case of payments that are not subject to compensatory withholding, the Paying Agent for further distribution to the applicable Equityholders in accordance with their respective Percentage Share of such Additional Merger Consideration (as set forth on the Allocation Schedule) and (y) in the case of payments that involve compensatory withholding, the Surviving Corporation for further distribution to the applicable Equityholders in accordance with their respective Percentage Share of such Additional Merger Consideration (as set forth on the Allocation Schedule), and (B) Purchaser and the Equityholders’ Representative shall jointly direct the Escrow Agent to transfer the full amount of funds in the Escrow Account, by wire transfer of immediately available funds, to (x) in the case of payments that are not subject to compensatory withholding, the Paying Agent for further distribution to the applicable Equityholders in accordance with their respective Percentage Share of such Additional Merger Consideration (as set forth on the Allocation Schedule) and (y) in the case of payments that involve compensatory withholding, the Surviving Corporation for further distribution to the applicable Equityholders in accordance with their respective Percentage Share of such Additional Merger Consideration (as set forth on the Allocation Schedule); or
(ii)    If the Aggregate Purchase Price is less than the Estimated Aggregate Purchase Price, Purchaser and the Equityholders’ Representative shall jointly direct the Escrow Agent to (A) transfer to Purchaser, or at Purchaser’s discretion, to the Surviving Corporation, out of the Escrow Account an aggregate amount equal to the excess of the Estimated Aggregate Purchase Price over the Aggregate Purchase Price, if any (solely to the extent of the funds available in the Escrow Account) and (B) transfer the amount of funds remaining in the Escrow Account, if any, after the distribution contemplated in subsection (ii)(A) above, by wire transfer of immediately available funds, to (x) in the case of payments that are not subject to compensatory withholding, the Paying Agent for further distribution to the applicable Equityholders in accordance with their respective Percentage Share of such Additional Merger Consideration (as set forth on the Allocation Schedule) and (y) in the case of payments that involve compensatory withholding, the Surviving Corporation for further distribution to the applicable Equityholders in accordance with their respective Percentage Share of such Additional Merger Consideration (as set forth on the Allocation Schedule)
(iii)    The parties shall, to the extent permitted by Law, treat for Tax purposes such additional payments pursuant to this Section 3.04(e) to the Equityholders as an adjustment to the purchase price of the Equity Interests of the Company.
(f)    For the avoidance of doubt (i) the Escrow Account shall serve as the sole and exclusive source of recovery for any adjustment due to the Surviving Corporation or Purchaser or any of their respective Affiliates in connection with the final determination of the Aggregate Purchase Price pursuant to this Section 3.04 and (ii) the Escrow Account plus Purchaser’s payment of the Maximum Purchaser Payment, if applicable, shall serve as the sole and exclusive source of recovery for any adjustment due to the Equityholders in connection with the final determination of the Aggregate Purchase Price pursuant to this this Section 3.04.
(g)    Closing Cash Balance, Company Indebtedness and Closing Working Capital. The parties hereto acknowledge that the sole purpose of the adjustment contemplated by this Section 3.04 is to adjust for actual changes in the relative levels of items that are captured in the definitions of Closing Cash Balance, Company Indebtedness and Closing Working Capital from the estimated or target amounts specified in this Agreement, as applicable. Accordingly, the Closing Working Capital shall be calculated using the Accounting Policies applied in a manner consistent with the application of such policies in the calculation of the Working Capital Target (as described in Exhibit A) and the calculations of Closing Cash Balance, Company Indebtedness and Closing Working Capital shall not take into account any changes in accounting treatment, whether or not that would be required under GAAP, as a result of any change in plans, basis of estimation, intent or strategy of the Company or the Surviving Corporation from or after the Closing Date.
SECTION 3.05    Administrative Expense Account. At the Effective Time, Purchaser shall deliver the Administrative Expense Amount to the Equityholders’ Representative by wire transfer of immediately available funds in accordance with Section 3.03(d). The Equityholders’ Representative shall hold the Administrative Expense Amount in the Administrative Expense Account as a fund from which the Equityholders’ Representative shall pay any costs, fees or expenses it incurs in performing its duties and obligations under this Agreement and the Escrow Agreement by or on behalf of the Equityholders, including costs, fees and expenses incurred pursuant to the procedures and provisions set forth in Section 3.04 and legal and consultant costs, fees and expenses for reviewing, analyzing, prosecuting and defending any claim or process arising under or relating to this Agreement or the Escrow Agreement or the transactions contemplated by this Agreement. At such time and from time to time that the Equityholders’ Representative determines in its sole discretion that a portion of the

Administrative Expense Amount will not be required for the payment of such costs, fees and expenses, the Equityholders’ Representative shall distribute to the Paying Agent (or, in the case of payments that are subject to compensatory withholding, to the Surviving Corporation) for further distribution to the Equityholders, in accordance with each such Equityholder’s Percentage Share of such Additional Merger Consideration, such applicable amounts from the Administrative Expense Account.
SECTION 3.06     Schedule 3.06 Payments. Purchaser shall pay, or cause to be paid, the payments set forth in Schedule 3.06. To the extent that any of the Schedule 3.06 Payments are not made solely for the reasons listed on Schedule 3.06 (any such Schedule 3.06 Payment that is not made for such reason, a “Forfeited Schedule 3.06 Payment”), the amount of such Forfeited Schedule 3.06 Payment shall become Additional Merger Consideration and paid or caused to be paid by Purchaser to the Paying Agent (or, in the case of payments that are subject to compensatory withholding, to the Surviving Corporation) for further distribution to the Equityholders, in accordance with each such Equityholder’s Percentage Share. The parties shall, to the extent permitted by Law, treat for Tax purposes such additional payments pursuant to this
Section 3.06 to the Equityholders as an adjustment to the purchase price of the equity interests of the Company.
SECTION 3.07    Updates to Allocation Schedule. From time to time after the Closing, the Equityholders’ Representative may deliver to Purchaser and the Paying Agent an updated Allocation Schedule (each, an “Updated Allocation Schedule”). Until the Equityholders’ Representative delivers an Updated Allocation Schedule to Purchaser and the Paying Agent, the Purchaser and the Paying Agent shall use the Allocation Schedule delivered pursuant to Section 3.04(a) for purposes of paying any Additional Merger Consideration. After the delivery of an Updated Allocation Schedule to Purchaser and the Paying Agent, the Purchaser and Paying Agent shall use such Updated Allocation Schedule for purposes of paying any payments of Additional Merger Consideration (including payments thereof in respect of Administrative Expense Amounts to the Equityholders’ Representative in accordance with such Updated Allocation Schedule) made after such Updated Allocation Schedule is received by Purchaser and the Paying Agent unless and until the Equityholders’ Representative subsequently delivers a further Updated Allocation Schedule to Purchaser and the Paying Agent.
SECTION 3.08    Other Closing Deliverables.
(a)    Purchaser (and in the case of clause (iii) below, Purchaser and Merger Sub) shall deliver, or cause to be delivered, to the Company and the Equityholders’ Representative, at or prior to the Closing, the following:
(i)    Escrow Agreement. A counterpart to the Escrow Agreement, duly executed by each of Purchaser and the Escrow Agent.
(ii)    Paying Agent Agreement. A counterpart to the Paying Agent Agreement, duly executed by each of Purchaser and the Paying Agent.
(iii)    Closing Certificate. The duly executed certificate described in Section 7.03(c).

(b)    The Equityholders’ Representative shall deliver, or cause to be delivered, to Purchaser, at or prior to the Closing, the following:
(i)    Escrow Agreement. A counterpart to the Escrow Agreement duly executed by the Equityholders’ Representative.
(c)    The Company shall deliver, or cause to be delivered, to Purchaser, at or prior to the Closing, the following:
(i)    Closing Certificate. The duly executed certificate described in Section 7.02(d).
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in, and subject to, the Company Disclosure Schedules, the Company hereby represents and warrants, as of the date of this Agreement, to Purchaser and Merger Sub, as follows:

SECTION 4.01    Organization and Qualification.
(a)    The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to own, lease and operate all of its properties and assets and to conduct its business as it is now being conducted. The Company is duly qualified or licensed and in good standing to do business as a foreign corporation in each jurisdiction in which the nature of its business, or the ownership, leasing or operation of its properties or assets, makes such qualification necessary, except where the failure to be so qualified, licensed or in good standing would not reasonably be expected to be material to the Company Group, taken as a whole.
(b)    Schedule 4.01(b) sets forth the name, jurisdiction of organization and authorized capitalization of each Subsidiary, and the ownership of all outstanding capital stock and other Equity Interests of each such Subsidiary. Each Subsidiary (i) is a duly organized and validly existing corporation or limited liability company in good standing under the laws of the jurisdiction of its organization, (ii) has all requisite corporate or limited liability company power and authority to own, lease and operate all of its properties and assets and to conduct its business as it is now being conducted and (iii) is duly qualified and in good standing to do business as a foreign corporation or limited liability company in each jurisdiction in which the nature of its business, or the ownership, leasing or operation of its properties or assets, makes such qualification necessary, except where the failure to be so organized, validly existing, in good standing, qualified or licensed would not reasonably be expected to be material to the Company Group, taken as a whole. Other than the Company’s Subsidiaries set forth on Schedule 4.01(b), neither the Company nor any of its Subsidiaries owns or controls, directly or indirectly, any interest in any other corporation, partnership, limited liability company, association or other entity.
(c)    The Company has made available to Purchaser an accurate and complete copy of the organizational documents of the Company and each of its Subsidiaries, in each case, as in effect as of the date of this Agreement.

SECTION 4.02    Authority/Binding Effect. Each of the Company and its Subsidiaries, as applicable, has all requisite corporate power and corporate authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions expressly contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the other Ancillary Agreements by the Company and its Subsidiaries, as applicable, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of the Company and its Subsidiaries, as applicable, and no other corporate action on the part of the Company or any of the Subsidiaries is required to authorize the execution, delivery and performance hereof or thereof by the Company and its Subsidiaries, as applicable, and the consummation of the transactions contemplated hereby and thereby, except for (i) obtaining the Written Consent and (ii) filing the Certificate of Merger pursuant to the DGCL. This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement has been duly authorized, executed and delivered by the other parties hereto, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights or by principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

SECTION 4.03    Financial Statements.
(a)    Schedule 4.03(a) sets forth (i) the audited consolidated balance sheet of the Company and the Subsidiaries as of December 31, 2020 and December 31, 2021 and the related audited consolidated statement of income, stockholders’ deficit and cash flows for the fiscal years then ended (the “Annual Financials”) and (ii) the unaudited consolidated balance sheets of the Company and the Subsidiaries as of October 31, 2022 and the related statements of operations for the ten (10)-month period then ended (the “Most Recent Balance Sheet” and the date thereof, the “Most Recent Balance Sheet Date” and the Most Recent Balance Sheet, together with the Annual Financials, the “Financial Statements”).
(b)    The Financial Statements were prepared in accordance with the books of account and other financial records of the Company and its Subsidiaries, and fairly present, in all material respects, the consolidated financial position of the Company and the Subsidiaries, as of the respective dates thereof, and, in the case of the Annual Financials, the results of operations and the changes in cash flows of the Company and the Subsidiaries, for the applicable period set forth therein. Each of the Financial Statements (including all related notes) has been prepared, in all material respects, in accordance with GAAP, except as otherwise noted therein, and subject, in the case of the Most Recent Balance Sheet, to normal year-end adjustments (which are not, individually or in the aggregate, expected to be material) and the absence of footnote disclosures. The books and records of the Company Group have been maintained in all material respects in accordance with GAAP.
(c)    (i) Except as would not be material, all accounts receivable of the Company and its Subsidiaries that are reflected on the Most Recent Balance Sheet represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business, (ii) unless paid prior to the Closing Date, such accounts receivable are collectible net of an appropriate reserve shown on the Most Recent Balance Sheet (which reserves are adequate and calculated consistent with past practice), (iii) each of such accounts receivable either has been or will be collected in full, without any set-off, within ninety (90) days after the day on which it first becomes due and payable and (iv) there is no contest, claim, or right of set-off under any Contract with any obligor of any accounts receivable relating to the amount or validity of such accounts receivable, in the case of clauses (ii), (iii) and (iv), except as would not reasonably be expected to be material to the Company Group, taken as a whole.
(d)    The Company maintains a system of internal accounting controls that are designed to provide reasonable assurances (i) that transactions are executed in accordance with management’s general or specific authorization; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company or its Subsidiaries; and (iv) that the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
SECTION 4.04    Absence of Certain Changes or Events. Except for the transactions contemplated hereby or as set forth on Schedule 4.04, from the Most Recent Balance Sheet Date through the date of this Agreement, (a) the Company and the Subsidiaries have conducted their businesses in the ordinary course of business and no Event has occurred that has had or would reasonably be expected to have, a Material Adverse Effect, and (b) none of the Company or any of the Subsidiaries has taken any action that, if taken after the execution and delivery of this Agreement, would have required the prior consent of Purchaser pursuant to Section 6.01 or has entered into any agreement, commitment or transaction with respect to any of the foregoing.
SECTION 4.05    Ownership of Stock/Capitalization.
(a)    As of the date of this Agreement, the total number of shares of capital stock of all classes that the Company has the authority to issue is 2,100,000 shares of Common Stock, of which 600,000 shares of which are Series A Common Stock, and 1,400,000 shares of which are Series B Common Stock. Of such authorized shares, as of the date of this Agreement, a total of 397,364.49 shares of Series A Common Stock and 904,000 shares of Series B Common Stock are issued and outstanding. All of such shares of Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of, and are not subject to, any Laws, preemptive or similar right, purchase option or subscription rights or call or rights of first refusal or similar right, or restrictions (other than restrictions under the organizational documents of the Company or under applicable federal, state and other securities laws). As of the date of this Agreement, Options to purchase 80,117 shares of Common Stock were outstanding.
(b)    Schedule 4.05(b) sets forth a true and complete statement, with respect to each outstanding Option, of (i) the holder of such Option, (ii) the exercise price of such Option, and (iii) the number of shares of Common Stock subject to such Option. No Option is intended to constitute an “incentive stock option” within the meaning of Section 422 of the Code or is intended to constitute deferred compensation for purposes of Section 409A of the Code.
(c)    Each issued and outstanding share of capital stock or limited liability company interest of each Subsidiary has been duly authorized and validly issued, is fully paid and nonassessable (to the extent such concepts are applicable), and has not been issued in violation of, and are not subject to, any Laws, preemptive or similar right, purchase option or subscription rights or call or rights of first refusal or similar right, or restrictions on transfer (other than pursuant to Liens to secure indebtedness for borrowed money that will be released prior to or at the Effective Time, under the organizational documents of the Company or its Subsidiaries or under applicable federal, state and other securities laws).
(d)    The Company or one of the Subsidiaries has good and valid title to all of the Subsidiary Shares, free and clear of all Liens other than (i) any Liens to secure indebtedness for borrowed money that will be released prior to or at the Effective Time, (ii) Liens created under this Agreement or the Ancillary Agreements or under any of the Company’s or its Subsidiaries’ organizational documents and (iii) restrictions under applicable federal, state and other securities laws.
(e)    (i) Except for the Options described in clause (b) above, as of the date of this Agreement, there is no outstanding option, warrant or other right, agreement, arrangement, or commitment of any kind whatsoever to which the Company or any Subsidiary is a party relating to the issued or unissued capital stock or other Equity Interests of the Company or any Subsidiary or obligating the Company or any Subsidiary to grant, issue or sell any share of the capital stock or other Equity Interests of the Company or such Subsidiary by sale, lease, license or otherwise; (ii) there is no obligation, contingent or otherwise, of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any share of the capital stock or other Equity Interests of the Company or any Subsidiary; and (iii) other than in connection with any Company Plan, neither the Company nor any Subsidiary, directly or indirectly, owns, or has agreed to purchase or otherwise acquire, the capital stock or other Equity Interests of, or any interest convertible into or exchangeable or exercisable for such capital stock or such Equity Interests of, any corporation, partnership, joint venture or other entity.

(f)    Schedule 4.05(f) sets forth, as of the date of this Agreement, the name of each holder of record of shares of Common Stock and the number of shares of Common Stock held of record thereby.

SECTION 4.06    Consents and Approvals/No Violation.
(a)    Assuming the truth and accuracy of the representations and warranties set forth in Section 5.03(a), the execution and delivery of this Agreement by the Company does not, and the performance by the Company of this Agreement and the consummation of the transactions contemplated hereby will not, require the Company or any Subsidiary to obtain any consent, approval, waiver, authorization or permit of, or to make any filing or registration with or notification to (“Consents”), any national, regional, provincial, local, foreign, federal or state court, legislature, executive or regulatory authority, agency or commission, or other governmental entity, authority, multinational authority having governmental or quasi-governmental powers or similar authority, or instrumentality, whether domestic or foreign, or arbitrator or arbitral body (public or private) or any other industry self-regulatory authority (“Governmental Authority”), except (i) for compliance with the applicable requirements of the HSR Act, (ii) for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) as set forth in Schedule 4.06(b) and (iv) for those Consents, the failure of which to be obtained or made would not reasonably be expected to be material to the Company Group, taken as a whole.
(b)    Assuming receipt of all approvals, authorizations, consents or waiting period expirations or terminations related to the required Consents described in Section 4.06(a), the execution and delivery of this Agreement and the Ancillary Agreements by the Company or any of its Subsidiaries, as applicable, does not, and the performance of this Agreement by the Company and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with or violate the certificate of incorporation or by-laws or other comparable organizational documents, in each case as currently in effect, of the Company or any Subsidiary, (ii) with or without notice, lapse of time or both, conflict with, violate or result in a loss of rights or trigger new obligations under, result in a breach or default of any Law or Orders applicable to the Company or any Subsidiary or by or to which any of their respective properties or assets is bound or subject, (iii) with or without notice, lapse of time or both, conflict with, result in any breach or violation of, or constitute a default under, or give to others any right of termination, amendment, acceleration or cancellation of, or create any rights under, or require any consent or notice under, any Contract or Permit to which the Company or any Subsidiary is a party or by or to which the Company or any Subsidiary or any of their respective properties or assets is bound or subject or (iv) except as contemplated by this Agreement or with respect to Permitted Liens, result in the creation of any Lien upon any of the assets of the Company or any of its Subsidiaries, except (x) as set forth on Schedule 4.06(b), and (y) in the case of clauses (ii), (iii) and (iv) above, for such conflicts, violations, breaches, defaults or rights that would not reasonably be expected to be material to the Company Group, taken as a whole.

SECTION 4.07    Absence of Litigation. Except as set forth on Schedule 4.07, there is no, and for the past three (3) years there has been no, claim, action, arbitration, suit, mediation, complaint, charge, audit, inquiry, hearing, examination or proceeding (including any civil, criminal, administrative, investigative or appellate proceeding) of any kind whatsoever, at law or in equity (including actions or proceedings seeking injunctive relief), by or before any Governmental Authority (“Litigation”) pending, settled or, to the knowledge of the Company, threatened against the Company or any Subsidiary which, if adversely determined, would reasonably be expected to result in material liability to the Company Group, taken as a whole.
SECTION 4.08    Related Party Agreements. Except for the Management Services Agreement (which shall be terminated at or prior to the Closing) or as otherwise set forth on Schedule 4.08, no Related Party of the Company or any Subsidiary is a party to any Contract or commitment to which the Company or any Subsidiary is a party or by or to which any of their respective properties or assets is bound or subject, other than any Contract (a) that is a Company Plan or that relates to benefits under a Company Plan listed on Schedule 4.11(a) or (b) entered into between the Company or a Subsidiary, on the one hand, and a Subsidiary, on the other hand.
SECTION 4.09    Permits/Compliance with Laws. Except as set forth on Schedule 4.09 or as would not reasonably be expected to be material to the Company Group, taken as a whole, (i) the Company and each Subsidiary possess all approvals, agreements, authorizations, permits, licenses, easements, orders, certificates, registrations, franchises, qualifications, rulings, waivers, variances or other form of permission, consent, exemption or authority issued, granted, given or otherwise made available by or under the authority of any Governmental Authority required under applicable Laws to own, lease and operate its properties and assets and to carry on its business as it is now being conducted (collectively, the “Permits”), and (ii) there is no proceeding by or before any Governmental Authority pending or, to the knowledge of the Company, threatened regarding the revocation of any such Permit or a declaration of any such Permit as invalid. Except as set forth on Schedule 4.09, the Company and each Subsidiary is, and in the past three (3) years has been, in compliance in all material respects with such Permits and with all Laws and Orders applicable to it or by or to which any of its properties or assets is bound or subject and to the knowledge of the Company, neither the Company nor any Subsidiary has received any notice alleging non-compliance. All such Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to be material to the Company Group, taken as a whole.
SECTION 4.10    No Undisclosed Liabilities. The Company and its Subsidiaries are not subject to any liabilities or obligations of any nature, whether accrued or unaccrued, asserted or unasserted, absolute or conditional, determined or undetermined, determinable or indeterminable, fixed or contingent, except those liabilities and obligations (i) specifically reflected or reserved (and appropriately accrued) for on the Financial Statements, (ii) set forth on Schedule 4.10, (iii) incurred in the ordinary course of business since the Most Recent Balance Sheet Date (none of which is a liability for breach of Contract, tort, misappropriation or infringement, or violation of Law, or a claim or lawsuit or an environmental liability), (iv) under an executory portion of a Contract that have not yet been performed, (v) under this Agreement or liabilities incurred in connection with the transactions contemplated hereby, (vi) as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
SECTION 4.11        Employee Benefit Plans/ERISA.
(a)    List of Plans. Schedule 4.11(a) sets forth a list of all material Company Plans; provided, however, that in each case, to the extent there exist certain forms of agreements or arrangements that would constitute a Company Plan, the Company shall be required to list only the forms of such agreements or arrangements and any agreement or arrangement that deviates in any material respect from such form.
(b)    Company Plans Made Available. The Company has made available to Purchaser, with respect to each material Company Plan, as applicable: (i) the plan document and all material amendments thereto, (ii) the trust and other funding agreements or arrangements, (iii) the most recent determination or opinion letter from the Internal Revenue Service (the “IRS”), and (iv) all material non-routine correspondence with all Governmental Authorities with respect to such Company Plan in the past three (3) years.
(c)    Pension Plans and Post-Employment Medical. None of the Company, the Subsidiaries, or any of their respective ERISA Affiliates sponsors, maintains or contributes to, or otherwise has, or in the past three (3) years has had, any current or contingent liability or obligation under or with respect to, (i) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (ii) a “defined benefit plan” as defined in Section 3(35) of ERISA or any other plan subject to Title IV of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA. Neither the Company nor any of its Subsidiaries has any current or contingent liability or obligation by reason of at any time being treated as a single employer under Section 414 of the Code with any other Person. No Company Plan provides for, and neither the Company nor any of its Subsidiaries has any obligation to provide, any post-employment or post-service medical, life insurance or other welfare-type benefits (other than health continuation coverage required by Section 601 et seq. of ERISA or Section 4980B of the Code or similar state Laws for which the recipient pays the full premium cost of coverage).
(d)    Qualified Plans. Each Company Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination, advisory or opinion letter from the IRS upon which it can rely or is maintained pursuant to a prototype plan that is the subject of a favorable opinion letter from the IRS that such form of plan document is so qualified, and to the knowledge of the Company nothing has occurred that would reasonably be expected to adversely affect the qualification of such Company Plan.
(e)    Compliance with Law. Each Company Plan has been established, maintained, funded, administered and operated in all material respects in accordance with its terms and the requirements of all applicable Laws. Neither the Company nor any of its

Subsidiaries has incurred any material Tax or other material liability (whether or not assessed) pursuant to Sections 4975, 4980B, 4980D, 4980H, 6721 or 6722 of the Code.
(f)    Absence of Claims. There are no material claims (other than routine claims for benefits) or Litigation pending or, to the knowledge of the Company, threatened with respect to any Company Plan.
(g)    Except as set forth on Schedule 4.11(g), neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with any other event (whether contingent or otherwise), would result in any “excess parachute payments” within the meaning of Section 280G of the Code.
(h)    Each Company Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder and no amount under any such Company Plan has been, is or would reasonably be expected to be, subject to the interest or additional Tax under Section 409A of the Code. All Options were granted with a per share exercise price at least equal to the fair market value of the underlying share of Common Stock on the date such Option was granted (within the meaning of Section 409A of the Code). The Company Group has no obligation to “gross-up” or otherwise indemnify any individual for any Taxes under Sections 4999 or 409A of the Code.
(i)    Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with any other event (whether contingent or otherwise), would: (i) result in any payment or benefit becoming due or payable to any current or former Employee or other individual service provider of the Company Group; (ii) increase the amount of compensation or benefits due to any current or former Employee or other individual service provider of the Company Group; (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit to any current or former Employee or other individual service provider of the Company Group; or (iv) limit or restrict the ability of Purchaser to merge, amend or terminate any Company Plan.
SECTION 4.12    Material Contracts. Schedule 4.12 includes a complete and correct list of all of the following Contracts to which the Company or any Subsidiary is a party or is bound, excluding any Real Property Leases and Company Plans (the Contracts listed on Schedule 4.12, the Contracts required to be so listed, and the Contracts entered into after the date hereof that would be required to be so listed if in effect on the date hereof, the “Material Contracts”):
(a)    any partnership, strategic alliance or joint venture Contract or similar arrangements, including any agreements involving the sharing of revenue, profits, losses, costs or liabilities;

(b)    any Contract that relates to the acquisition or disposition of, or investment in, any business, division or Person (whether by merger, sale of capital stock, sale of assets or otherwise), including minority equity investments, in each case, in the past three (3) years or pursuant to which any the Company or any of its Subsidiaries has a material continuing earn-out, contingent payment or indemnification obligation;
(c)    any Contract with a Material Supplier (other than purchase orders that involve payments by the Company Group of less than $500,000);
(d)    any Contract with a Material Customer (other than purchase orders that involve payments to the Company Group of less than $500,000);
(e)    any distribution or franchise Contract;
(f)    any Contract that involves aggregate annual payments by or to the Company or any Subsidiary in excess of $500,000 in any fiscal year;
(g)    any Contract, other than a Real Property Lease, in respect of Indebtedness of the Company or any Subsidiary or any Indebtedness for which the Company is liable in an amount in excess of $500,000, other than any Indebtedness owed by the Company or any Subsidiary to the Company or any other Subsidiary;
(h)    any Contract for the sale of any assets (other than sales of products or services in the ordinary course of business) or for the grant to any Person of any preferential rights to purchase any of its assets (whether by merger, sale of stock, sale of assets or otherwise), in each case, for consideration in excess of $500,000;
(i)    any inbound license, other than (i) Contracts for open source or free software, (ii) Contracts for hardware interfacing elements, such as third party drivers and firmware, subject to standard terms and conditions, and (iii) Contracts for Off-the-Shelf Software procured for annual fees of $100,000 or less;
(j)    any Contract (i) pursuant to which a license to any Owned IP is granted to any third party, other than non-exclusive licenses granted by the Company or any Subsidiary to customers, suppliers, and service providers in the ordinary course of business, (ii) that restricts the Company or any of its Subsidiaries from using, enforcing, or disclosing any Owned IP in any material respect, or (iii) relating to the ownership, development, or acquisition of any material Intellectual Property Rights by or for the Company Group, other than employee or independent contractors agreements on standard forms of agreement;
(k)    any Contract that creates a Lien (other than a Permitted Lien) over any of the shares of Common Stock or any other assets or properties of the Company or any Subsidiary;
(l)    any Contract (other than purchase orders that are not with a Material Customer or a Material Supplier) in which a member of the Company Group has agreed to (i) restrict its right to freely enter into, engage, sell, dispose of or distribute any of its products or merchandise or provide its services in any market, line of business or geographic area including any co-existence or settlement agreements, (ii) restrict its right to transact business or deal in any other manner with any Person, solicit the services or employment of any Person or prohibit or restrict any member of the Company’s ability to conduct material business with any Person, (iii) grant “exclusivity” or deal exclusively with, or grant exclusive rights or rights of first refusal to, any customer, vendor, supplier, distributor, contractor or other Person or (iv) any agreement containing a “most-favored-nation”, “best pricing” or other similar term or provision by which another party to such Contract or any other Person is, or could become, entitled to any benefit, right or privilege which, under the terms of such Contract, must be at least as favorable to such party as those offered to another Person;
(m)    any collective bargaining agreement or other Contract with any labor union, works council, or other labor organization (each a “Collective Bargaining Agreement”);
(n)    any Contract for the employment or engagement of any director, officer, employee or independent contractor providing for annual compensation in excess of $150,000;
(o)    any Contract that is a settlement, conciliation or similar agreement of any Litigation (i) with any Governmental Authority, (ii) providing for payments excess of $250,000 which payments have not been satisfied or discharged in full as of the date hereof or (iii) pursuant to which the Company or a Subsidiary will have any material outstanding obligation after the date of this Agreement;
(p)    any Contract that is a shareholder agreement, registration rights agreement or any arrangement relating to or affecting the ownership of the Equity Interests of the Company or any of its Subsidiaries, including any agreement setting forth preemptive rights, information rights or transfer restrictions with respect to the securities of any such Person (not including rights or restrictions that are solely for the benefit of the Company or one of its Subsidiaries);
(q)    any Contract that obligates the Company or any of its Subsidiaries to make any earn-out or similar payment based on future performance of an acquired business or asset;
(r)    any Contract that provides for indemnification of any current or former director, officer or employee (or similar positions) of the Company Group or that contains any other indemnification or similar obligation of the Company Group;
(s)    any Contract for capital expenditure where the outstanding amount that the Company Group is still obligated to pay is in excess of $500,000; and
(t)    any Contract with any Governmental Authority or government contractor (other than purchase orders that involve payments to the Company Group of less than $500,000).

Correct and complete copies of each Material Contract have been made available by or on behalf of the Company to Purchaser. Each Material Contract is (except for those that terminate in accordance with their terms) a legal, valid and binding obligation of the Company or a Subsidiary; and, to the knowledge of the Company, of each counterparty thereto, and is in full force and effect except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights or by principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Neither the Company nor any Subsidiary, on the one hand nor, to the knowledge of the Company, any other party to a Material Contract, on the other hand, is in default under any Material Contract to which it is a party and no event, fact or circumstance has occurred or exists which with the passage of time or the giving of notice or both would result in a default or breach or give a right of termination or cancellation or acceleration of any right or obligation by the Company Group under any Material Contract. No counterparty to a Material Contract has notified the Company in writing, or to the knowledge of the Company orally, that it intends to terminate, cancel, or not renew any Material Contract or otherwise request any materially adverse modification thereof.

SECTION 4.13    Personal Property. Except as set forth on Schedule 4.13 or as would not reasonably be expected to be material to the Company Group, taken as a whole, the Company or a Subsidiary, as applicable, has good and valid title to, a valid leasehold interest in, or a valid and enforceable right to use, all of the material tangible assets used or held for use in connection with the business of the Company and the Subsidiaries and reflected on the Most Recent Balance Sheet (the “Assets”), free and clear of all Liens other than Permitted Liens. Except as set forth on Schedule 4.13 or as would not reasonably be expected to be material to the Company Group, taken as a whole, the Assets are free from defects, have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to reasonable wear and tear), are suitable for the purposes for which they are presently used and all such tangible and intangible assets are sufficient for the conduct of the business of the Company Group as currently conducted and proposed to be conducted as of immediately prior to the Closing. This Section 4.13 does not relate to real property, which is the subject of Section 4.15, or Intellectual Property Rights, which is the subject of Section 4.18.
SECTION 4.14    Environmental Matters. Except as set forth on Schedule 4.14 or as would not be material to the Company Group, taken as a whole: (a) the Company and the Subsidiaries operate and are, and in the last three (3) years have operated and are in compliance with Environmental Laws, which compliance includes the possession, maintenance and compliance with, all Permits required for their operations or occupancy of any property or facility pursuant to Environmental Laws; (b) there is no pending or, to the knowledge of the Company, any threatened Environmental Claim against the Company or any Subsidiary; (c) neither the Company nor any Subsidiary has released, treated, stored, transported, handled, manufactured, sold, distributed, marketed, exposed any Person to, owned or operated any property or facility contaminated by, or disposed of or arranged for disposal, any Hazardous Materials, including on or from the Leased Real Property, in each case in a manner that would violate Environmental Law, reasonably would be expected to result in the assertion of an

Environmental Claim against the Company or any Subsidiary, or otherwise would give rise to liability for the Company or any Subsidiary under any Environmental Laws; and (d) neither the Company nor any Subsidiary has assumed, undertaken or provided an indemnity with respect to any liabilities of any other Person arising under Environmental Laws or relating to Hazardous Materials. The Company has furnished to Purchaser all material environmental assessments, audits and reports and other material environmental, health or safety documents relating to the Company or any Subsidiary (including any current or former facilities, properties or operations thereof) which are in their possession or under their reasonable control.
SECTION 4.15    Real Property.
(a)    (i) Each Real Property Lease and the real property to which it relates (the “Leased Real Property”), is in full force and effect and the Company or the applicable Subsidiary has good and valid leasehold title in the Leased Real Property pursuant to such Real Property Lease, free and clear of all Liens other than Permitted Liens, except in each case where such failure would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (ii) there are no known defaults by the Company or a Subsidiary (or any conditions or events that, after notice or the lapse of time or both, would constitute a default by the Company or a Subsidiary) and to the knowledge of the Company, there are no defaults by any other party to such Real Property Lease (or any conditions or events that, after notice or the lapse of time or both, would constitute a default by such other party) under such Real Property Lease, except where such defaults would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (iii) there are no subleases, licenses or occupancy agreements pursuant to which any third party is granted the right to use the Leased Real Property other than as set forth on Schedule 4.15(a); (iv) there is no Person (other than the Company or the applicable Subsidiaries) in possession of the Leased Real Property or any portion thereof; (v) the Company’s or any Subsidiary’s possession and quiet enjoyment of the Leased Real Property has not been disturbed, and to the Company’s knowledge, there are no ongoing disputes with respect to such Real Property Leases; and (vi) the Company or any Subsidiary has not collaterally assigned or granted any other security interest in any Real Property Leases or any interest therein. The Company has delivered to the Purchaser a true and complete copy of each Real Property Lease (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto).
(b)    (i) The Company or the applicable Subsidiaries do not own any real property.
SECTION 4.16    Labor and Employment Matters.
(a)    Collective Bargaining Agreements. Neither the Company nor any Subsidiary is a party to, or bound by, any Collective Bargaining Agreement, and no employees are represented by a labor union, works council, or other labor organization with respect to their employment with the Company or any of the Subsidiaries. To the knowledge of the Company, there are, and in the past five (5) years there have been, no organizing activities pending or threatened with respect to any employees of the Company or any of the Subsidiaries.
(b)    Compliance with Laws. The Company and each Subsidiary is, and for the past three (3) years has been, in compliance in all material respects with applicable Laws regarding labor, employment, and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), employment harassment, discrimination or retaliation, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN Act”)), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, COVID-19, affirmative action and unemployment insurance.
(c)    Disputes. There is no, and for the past three (3) years there has been no, labor- or employment-related Litigation, unfair labor practice charge, strike, work stoppage, slowdown, picketing, handbilling, or other material labor dispute pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Subsidiaries.
(d)    Wages & Classification. Except as would not result in material liability for the Company and the Subsidiaries: (i) the Company and the Subsidiaries have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that have come due and payable to their current or former employees and independent contractors under applicable Law, Contract or company policy; and (ii) each individual who is providing, or within the past three (3) years has provided, services to the Company and the Subsidiaries and is or was classified and treated as an independent contractor, consultant, leased employee, or other non-employee service provider is and has been properly classified and treated as such for all applicable purposes.
(e)    Restrictive Covenants; Employment Terminations. To the knowledge of the Company, no current or former employee or independent contractor of the Company or the Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, restrictive covenant or other obligation: (i) owed to the Company or the Subsidiaries; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the Company or the Subsidiaries. To the knowledge of the Company, no current employee of the Company or the Subsidiaries with annual base compensation in excess of $150,000 per year has provided notice of his or her intent to terminate his or her employment prior to the one (1) year anniversary of the Closing.
(f)    Harassment & Discrimination Allegations. The Company and the Subsidiaries have promptly, thoroughly and impartially investigated all sexual harassment, or other discrimination or retaliation allegations of which the Company has knowledge. With respect to each such allegation with potential merit, the Company and the Subsidiaries have taken corrective action that is reasonably calculated to prevent further improper action. The Company and the Subsidiaries do not reasonably expect any material liabilities with respect to any such allegations and are not aware of any allegations relating to officers, directors, employees, contractors, or agents of the Company and the Subsidiaries, that, if known to the public, would bring the Company and the Subsidiaries into material disrepute.
SECTION 4.17    Insurance. Schedule 4.17 contains a true, complete and correct list of all insurance policies maintained as of the date of this Agreement by or on behalf of the Company and each of the Subsidiaries or otherwise providing coverage in respect of the liabilities of the Company Group (including the name of the insurer, the policy number, the period, amount and scope of coverage), other than any insurance policies relating to Company Plans. Except as would not reasonably be expected to be material to the Company Group, taken as a whole, (a) all such policies are legal, valid, binding, enforceable and in full force and effect in accordance with their terms and will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement, (b) there is no claim by the Company Group pending under any such policy as to which coverage has been denied or disputed by the issuers of such policies, (c) no notice of default or cancellation of, non-renewal or termination of coverage under, any of such policies has been received in respect thereof, and no policy limit has been exhausted or materially eroded or reduced and (d) all premiums due on such policies have been paid in accordance with the payment terms of each such policy. The Company Group is not in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such policy. Except as set forth on Schedule 4.17, the Company Group does not have any self-insurance or co-insurance programs. Except as would not reasonably be expected to be material, such policies are sufficient for compliance with all applicable Laws and Contracts to which the Company Group are a party or by which the Company Group are bound and provide coverage for the business of the Company Group in a manner consistent with customary practice in the industries in which the Company Group operate. Policies providing substantially similar coverage as the policies in existence as of the date hereof have been in effect continuously during the three (3) years prior to the date hereof.
SECTION 4.18    Intellectual Property.
(a)    Schedule 4.18(a) sets forth a complete and accurate list of all registrations (for clarity, excluding any expired, lapsed or abandoned assets), as of the date of this Agreement, of (i) Patents, (ii) Trademarks, (iii) Copyrights and (iv) Domain Names, in each case, included in the Owned IP (collectively, the “Registered IP”) and any applications for any of the foregoing. As of the date of this Agreement, (x) the Registered IP is subsisting, and to the knowledge of the Company, valid and enforceable, and (y) the Company or one of the Subsidiaries is the exclusive owner of all right, title, and interest in and to the Registered IP, free and clear of all Liens other than Permitted Liens. The Company or one of the Subsidiaries exclusively own all right, title, and interest in and to, are licensed to use, or otherwise have valid and enforceable rights to use, free and clear of all Liens other than Permitted Liens, all Intellectual Property Rights to the extent necessary to conduct the business of the Company and the Subsidiaries as presently conducted.
(b)    As of the date of this Agreement and for the past six (6) years, (i) the conduct of the business of the Company has not infringed, misappropriated or otherwise violated the Intellectual Property Rights of any Person and (ii) there is and has been no material pending or written threatened claim or written assertion (including cease-and-desist letters or offers to take a license) against the Company or the Subsidiaries alleging that the conduct of the business of the Company infringes, misappropriates or violates the Intellectual Property Rights of any Person or contesting the validity, use, enforceability ownership or registrability of any Owned IP.
(c)    In the three (3)-year period preceding the date of this Agreement, (i) to the knowledge of the Company, no third party has infringed upon, misappropriated, or otherwise violated any Owned IP, and (ii) neither the Company nor any of the Subsidiaries have brought any claims alleging infringement, misappropriation or other violation of any Owned IP.
(d)    The Company and its Subsidiaries take commercially reasonable steps (i) to maintain the confidentiality of any trade secrets and material confidential information of the Company and its Subsidiaries and of third parties to which the Company or its Subsidiaries owe a duty of confidentiality, and (ii) to secure ownership of Intellectual Property developed on their behalf. All material Intellectual Property developed by past or current employees, consultants, or independent contractors of the Company or any of its Subsidiaries in the scope of their employment or engagement either vested in the Company or one of its Subsidiaries by operation of Law or has been assigned to the Company or one of its Subsidiaries under a written agreement and all Persons with access to trade secrets or confidential information of the Company or any of its Subsidiaries have signed agreements with reasonable confidentiality obligations and use restrictions or is under a legally-binding duty of confidentiality with respect to the same. To the knowledge of the Company, no such employee, consultant, or independent contractor is in violation of any such agreement or duty.
(e)    All computer hardware, firmware, databases, software, systems, information technology infrastructure, networks, and other similar or related items of automated, computerized and/or software systems, infrastructure, and telecommunication assets and equipment owned or used by or for the Company or any of its Subsidiaries, whether or not outsourced (i) are functional and operate and run in a reasonable business manner, and (ii) are sufficient for the current needs of the business of the Company and its Subsidiaries including as to capacity and ability to meet current peak volumes and anticipated volumes in a timely manner, and there have been no material failures, breakdowns, outages, or unavailability of any of the foregoing in the three (3) years prior to the date hereof. The Company and its Subsidiaries maintain reasonable backup and disaster recovery plans and procedures with respect to the foregoing and the data stored or processed thereby.
(f)    With respect to any software licensed on an “open source” or “freeware” basis that is bundled with, embedded in, linked to, or otherwise integrated with any software owned by the Company or any of its Subsidiaries, (i) the Company and each of its Subsidiaries is and has been in material compliance with all applicable licenses with respect thereto, and (ii) none of such owned software embeds, incorporates, links to, or otherwise uses or interacts with any such open source software or freeware in a manner or relation that requires or would require (or conditions the grant of any rights upon) any distribution (or re-distribution), disclosure, or licensing of, or any licensee being permitted to modify, make derivative works of, or reverse engineer, any proprietary software of the Company or any its Subsidiaries (including any source code thereto), create obligations for the Company or any of its Subsidiaries to grant, or purport to grant, to any third party any rights or immunities under any Owned IP (including any patent non-asserts or patent licenses), or impose any economic limitations on the Company’s or any of its Subsidiaries’ commercial exploitation thereof. No Person other than the Company or its Subsidiaries (or its or their contractors engaged to provide software development services and that are subject to written agreements with reasonable confidentiality obligations and use restrictions with respect to software code) is in possession of, or has been granted any current or contingent license or other right with respect to, any source code owned by the Company or any of its Subsidiaries, and no such source code has been disclosed, licensed, released, distributed, escrowed or made available to or for any Person and no Person has been granted any rights thereto or agreed to disclose, license, release, deliver, or otherwise grant any right thereto under any circumstance.
SECTION 4.19    Privacy and Data Security.
(a)    The Company and each of the Subsidiaries, to the extent applicable to that Subsidiary’s operation of the business of the Company, is, and in the three (3)-year period since the date of this Agreement has been, in compliance in all material respects with all applicable Data Security Requirements. During the three (3)-year period preceding the date of this Agreement neither the Company nor any of its Subsidiaries has experienced any material Security Incident.
(b)    The Company maintains commercially reasonably security controls including administrative, technical and organizational measures reasonably designed to protect the security, confidentiality and integrity of Personal Data, which controls and measures are materially compliant with applicable Data Security Requirements.
(c)    To the knowledge of the Company, Company Systems and the products of the Company and the Subsidiaries do not currently contain any material malicious code, “virus,” Trojan horse, backdoor, malware or other software component intentionally designed to permit unauthorized access to the same. The Company and its Subsidiaries use commercially reasonable measures to prevent the introduction of any of the foregoing in the Company Systems and such products.
(d)    In the three (3)-year period preceding the date of this Agreement, neither the Company and nor any of its Subsidiaries has received any written notice of any claims, investigations or alleged violations of applicable Privacy Laws, and is not nor in the past three (3) years has been subject to any pending claims with respect to data privacy or Security Incidents.
SECTION 4.20    Taxes.
(a)    Each of the Company and the Subsidiaries has (i) timely filed or caused to be filed with the appropriate Governmental Authorities all Income Tax Returns and other material Tax Returns required to be filed by it and (ii) paid all Income Taxes and other material Taxes (whether or not shown as due and payable on such Tax Returns) to the appropriate Governmental Authority. All such Tax Returns are correct and complete in all material respects and were prepared in substantial compliance with applicable Law. The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of the Most Recent Balance Sheet, exceed the Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) accrued on the Most Recent Balance Sheet. Since the date of the Most Recent Balance Sheet, no member of the Company and its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.
(b)    There are no Liens for Taxes upon the assets or business of the Company or any of the Subsidiaries, other than Permitted Liens.
(c)    There are no outstanding waivers or agreements regarding the application of the statute of limitations with respect to any material amount of Taxes or material Tax Returns of the Company or any of the Subsidiaries. Neither the Company nor any of its Subsidiaries has commenced a voluntary disclosure proceeding in any jurisdiction that has not been fully resolved or settled (and paid). No currently effective power of attorney with respect to any Taxes of the Company or any of its Subsidiaries has been executed or filed with any Governmental Authority.
(d)    There are no unresolved federal, state, local or foreign audits or other administrative proceedings that have been formally commenced or are pending with regard to any material amounts of Taxes or material Tax Returns of the Company or any of the Subsidiaries and no written notification has been received by the Company or any of the Subsidiaries that such an audit or other proceeding has been proposed or threatened. No deficiency with respect to any Taxes or Tax Returns has been asserted in writing against the Company Group, which deficiency has not been paid, settled or withdrawn in full.
(e)    Neither the Company nor any of the Subsidiaries is a party to, is bound by, or has any obligation under, any Tax sharing agreement or similar contract or arrangement with respect to any material amount of Taxes (other than pursuant to customary commercial contracts not primarily related to Taxes and other than agreements solely among any of the Company and the Subsidiaries).
(f)    In the last three (3) years, neither the Company nor any of the Subsidiaries, has distributed stock of another corporation, or has had its stock distributed by another corporation, in a transaction that was governed, or purported or intended to be governed, in whole or in part, by Section 355 or Section 361 of the Code (or any similar provision of state, local or non-U.S. Law).
(g)    Neither the Company nor any of the Subsidiaries has (i) been a member of an affiliated group (as defined in Section 1504 of the Code (or any analogous combined, consolidated, unitary or similar group under state, local or non-U.S. Law) other than a group the common parent of which is the Company) filing a combined, consolidated, unitary or other similar Tax Return or (ii) any liabilities for Taxes of any person (other than the Company Group) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or by contract (other than contracts the principal purpose of which does not relate to Taxes).
(h)    Except as would not, individually or in the aggregate, be material, all Taxes required to have been withheld and paid by the Company Group in connection with any amounts paid or owing to any equityholder, employee, creditor, independent contractor, or other third party, have been so withheld and timely paid in full to the applicable Governmental Authority.
(i)    Neither the Company nor any of the Subsidiaries (or Purchaser as a result of these transactions) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change made prior to the Closing in, or use prior to the Closing of an improper method of accounting for a taxable period ending on or prior to the Closing Date by the Company or any of the Subsidiaries, (ii) “closing agreement” under Section 7121 of the Code (or any similar provision of Law) entered into prior to the Closing by the Company or any of the Subsidiaries, (iii) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of Law) in existence prior to the Closing, among the Company or any of the Subsidiaries, (iv) installment sale or open transaction disposition made by the Company or any of the Subsidiaries prior to the Closing, or (v) prepaid amount received or deferred revenue accrued prior to the Closing outside the ordinary course of business. Neither the Company nor any of the Subsidiaries has made an election pursuant to Section 965(h) of the Code.
(j)    Neither the Company nor any of the Subsidiaries has participated in any “reportable transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4 (or any similar provision of state, local or non-U.S. Law).

(k)    Neither the Company nor any of the Subsidiaries is a partner or a member of any partnership, limited liability company or joint venture, or any other entity classified as a partnership for Tax purposes.
(l)    Neither the Company nor any of the Subsidiaries is subject to Tax in any country other than the country of its incorporation by virtue of (i) having a permanent establishment or other place of business or (ii) having a source of income in that country.
(m)    Each of the Company and its Subsidiaries has properly collected and remitted all material amounts of sales, use, value added and similar taxes with respect to sales made or services provided to its customers or has properly received and retained in all material respects any appropriate tax exemption certificates and other documentation for sales made or services provided without charging or remitting sales, use, value added or similar taxes that qualify such sales or services as exempt from sales, use, value added and similar taxes.
(n)    Neither the Company nor any of the Subsidiaries has (i) made an election to defer any “applicable employment Taxes” under Section 2302 of the CARES Act for 2020, or any similar election under state, local, or foreign Law, (ii) received or claimed any Tax credits under the Families First Coronavirus Response Act or the CARES Act, or (iii) deferred any payroll tax obligations (including those imposed by Section 3101(a) and 3201 of the Code) (for example, by failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the Treasury Regulations promulgated thereunder) pursuant to or in connection with the Payroll Tax Executive Order.
(o)    Neither the Company nor any of the Subsidiaries has any unpaid liability for escheat, abandoned or unclaimed property.
SECTION 4.21    Anti-Corruption and Trade Compliance. Each of the Company and the Subsidiaries, and any of their respective officers, directors, and employees, and to the knowledge of the Company, any agent or other third party acting on behalf of the Company or any of the Subsidiaries is, and has been since January 1, 2018, in compliance with all applicable Anti-Corruption Laws and Global Trade Laws. None of the Company, the Subsidiaries, their respective officers, directors, or employees, nor to the knowledge of the Company any agent or other third party acting on behalf of the Company or any of the Subsidiaries has, since January 1, 2018, directly or knowingly indirectly (a) offered, promised, provided, or authorized the provision of any money, property, or other thing of value to any Person to improperly influence official action or secure an improper advantage in violation of any Anti-Corruption Law; (b) been a Restricted Party, (c) engaged in any dealings or transactions with any Restricted Party or (d) otherwise violated any Global Trade Laws. Since January 1, 2018, there has been no pending or, to the knowledge of the Company, threatened notice, inquiry, internal or external allegation, or any claims against the Company or any of the Subsidiaries with respect to potential violations or wrongdoing related to any applicable Anti-Corruption Laws or Global Trade Laws.
SECTION 4.22    Customers and Suppliers.

(a)    Schedule 4.22(a) sets forth a true and correct list of the top twenty (20) customers of the Company Group, taken as a whole, based on revenue (as determined in accordance with GAAP) the year to date ended October 31, 2022 (“Material Customers”) and the revenue associated with each such customer during the year to date ended October 31, 2022.
(b)    Schedule 4.22(b) sets forth a true and correct list of the top twenty (20) suppliers of materials or products in the supply chain for products of the Company Group, taken as a whole, based on expenses (as determined in accordance with GAAP) during the year to date ended October 31, 2022 (the “Material Suppliers”) and the expenses associated with such supplier during the year to date ended October 31, 2022.
(c)    During the twelve (12) months ended on the date hereof, no such Material Customer or Material Supplier has (i) cancelled or terminated its relationship with the Company or any of its Subsidiaries or materially reduced or changed in a substantially adverse manner the material terms on which such Material Customer or Material Supplier conducts business with the Company or any of its Subsidiaries, or (ii) to the knowledge of the Company, notified the Company or its Subsidiaries in writing that it intends to terminate its relationship, materially reduce its business with the Company or any of its Subsidiaries or change in a substantially adverse manner the material terms on which such Material Customer or Material Supplier conducts business with the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is, or in the past three (3) years has been, engaged in any material dispute or controversy with any Material Customer or Material Supplier.
SECTION 4.23    Brokers. No Person is or will become entitled, by reason of any agreement or arrangement entered into or made by or on behalf of the Company Group, to receive any commission, brokerage, finder’s fee or other similar compensation in connection with the consummation of the transactions contemplated by this Agreement, except for Jefferies LLC.
SECTION 4.24    Bank Accounts. Schedule 4.24 sets forth a list of each bank or financial institution with which the Company or any of its Subsidiaries has an existing account or safe deposit box, the account number or safe deposit box number and the authorized signatories for such accounts. Other than employees of the Company or its Subsidiaries, none of the Company’s Related Parties, the Equityholders’ Representative, or any directors, officers, employees or representatives thereof or any of their respective Affiliates have any access to, or authority to draw from, such accounts set forth on Schedule 4.24.
SECTION 4.25    Inventory. Except as would not reasonably be expected to be material to the Company Group, taken as a whole (i) all Inventory of the Company Group is merchantable and fit for the purpose for which it was procured or manufactured, (ii) the current Inventory of the Company Group constitutes sufficient quantities for the normal operation of the Company Group’s business in accordance with past practice and is not excessive, (iii) the Inventory is fairly reflected on the books of account of the Company Group, stating items of Inventory in accordance with GAAP, consistently applied and (iv) all such Inventory is owned by the Company Group free and clear of all Liens (other than Permitted Liens). Other than as set forth in the Most Recent Balance Sheet, the Company Group has no material liability (including repurchase obligations) with respect to the return of Inventory.
SECTION 4.26    Warranty Claims. During the three (3)-year period preceding the date of this Agreement, there have been no claims against the Company or any of its Subsidiaries alleging any material defects in the Company Group’s products or services, or alleging any failure of the products or services of the Company Group to meet in any material respects applicable specifications, warranties or contractual commitments (ii) during the three (3)-year period preceding the date of this Agreement, none of the products sold by the Company Group have been the subject of a product recall, withdrawal, suspension or other similar action from the market and (iii) the Company Group has no material liability for replacement or repair of any of their products or other material damages in connection therewith or any other customer or product obligations not reserved against in the Most Recent Balance Sheet The Company Group’s products and services are free from material defects and perform in all material respects in accordance with all product specifications, express and implied warranties, contractual commitments and applicable Law, except where the failure of such conditions would not reasonably be expected to be material to the Company Group, taken as a whole.
SECTION 4.27    COVID-19 Matters.
(a)    Neither the Company nor its Subsidiaries have (i) sought benefits or relief under any COVID-19 Law (within and outside the United States) or any similar foreign Law, including obtaining any loans under the “Paycheck Protection Program” or (ii) applied for or received any relief from Taxes or other Tax benefit under any COVID-19 Laws or any similar foreign law, including claiming an employee retention credit or deferring any amount of employer or employee payroll Taxes.
(b)    The Company and its Subsidiaries are in compliance in all material respects with any and all COVID-19 Laws as the Company has reasonably interpreted and understood such COVID-19 Laws.

SECTION 4.28    Government Contracts. Except as set forth on Schedule 4.28, neither the Company nor its Subsidiaries have (a) materially breached or violated any Law, certification, representation, clause, provision or requirement pertaining to any Government Contract; (b) been suspended or debarred from bidding on any prospective Government Contract by a Governmental Authority; (c) been audited or investigated by any Governmental Authority with respect to any Government Contract, aside from routine audits; (d) conducted or initiated any internal investigation or made any disclosure with respect to any alleged or potential irregularity, misstatement or omission arising under or relating to a Government Contract; (e) received from any Governmental Authority or any other Person any written notice of breach, cure, show cause or default with respect to any Government Contract; (f) had any Government Contract terminated by any Governmental Authority or any other Person for default or failure to perform; (g) received any Government Contract set-aside for small business or any other set-aside Government Contract, or where the Company possessed a preferred bidder status; or (h) entered any Government Contracts payable on a cost-reimbursement basis. The Company and the Subsidiaries have established and maintained adequate internal controls for material compliance with their respective Government Contracts. All pricing discounts have been properly reported to and credited to the customer and all invoices and claims for payment, reimbursement or adjustment submitted by the Companies and the Subsidiaries were current, accurate and complete in all material respects as of their respective submission dates. There are no material outstanding claims or disputes in connection with any of the Company’s or any of its Subsidiaries’ Government Contracts. To the knowledge of the Company, there are no outstanding or unsettled allegations of fraud, false claims or overpayments nor any investigations or audits by any Governmental Authority with regard to any of the Company’s or the its Subsidiaries’ Government Contracts. The Company has complied with all national security obligations in connection with its classified Government Contracts and its facility security clearance including without limitation the National Industrial Security Program Operating Manual, 32 C.F.R. 117 et seq.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB

Each of Purchaser and Merger Sub hereby represents and warrants, as of the date of this Agreement, to the Company as follows:
SECTION 5.01 Organization. Each of Purchaser and Merger Sub is duly organized, validly existing and in good standing under the laws of its state of organization and has all requisite power and authority to own, lease and operate all of its properties and assets and to conduct its business as it is now being conducted. Each of Purchaser and Merger Sub is duly qualified or licensed and in good standing to do business as a foreign entity in each jurisdiction in which the nature of its business, or the ownership, leasing or operation of its properties or assets, makes such qualification necessary, except where the failure to be so qualified, licensed or in good standing would not reasonably be expected to (i) have a material adverse effect on the ability of Purchaser or Merger Sub to consummate the transactions contemplated hereby or (ii) cause a material delay in the ability of Purchaser or Merger Sub to consummate the transactions contemplated hereby (each of clauses (i) and (ii), a “Purchaser Material Adverse Effect”).
SECTION 5.02 Authority/Binding Effect. Each of Purchaser and Merger Sub has all requisite corporate power and corporate authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the applicable Ancillary Agreements by each of Purchaser and Merger Sub, as applicable, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Purchaser or Merger Sub, as applicable, as the case may be, and no other action, corporate or otherwise, on the part of Purchaser or Merger Sub or their respective stockholders is required to authorize the execution, delivery and performance hereof and thereof by Purchaser or Merger Sub, and the consummation of the transactions contemplated hereby and thereby, except for filing the Certificate of Merger pursuant to the DGCL. This Agreement and the Ancillary Agreements to

which it is a party has been duly executed and delivered by each of Purchaser and Merger Sub, as applicable, and, assuming that each of this Agreement and the Ancillary Agreements has been duly authorized, executed and delivered by the Company, constitutes the valid and binding obligation of each of Purchaser and Merger Sub, enforceable against each of Purchaser and Merger Sub in accordance with its and their terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights or by principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).
SECTION 5.03    Consents and Approvals/No Violation.
(a)    Assuming the truth and accuracy of the representations and warranties set forth in Section 4.06(a), the execution and delivery of this Agreement by each of Purchaser and Merger Sub do not, and the performance by each of Purchaser and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby will not, require Purchaser, Merger Sub or any of their respective Affiliates to obtain any Consent from any Governmental Authority except (i) for compliance with the applicable requirements of the HSR Act, and (ii) for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Purchaser or Merger Sub is qualified to do business.
(b)    Assuming receipt of all approvals, authorizations, consents or waiting period expirations or terminations related to the required Consents described in Section 5.03(a), the execution and delivery of this Agreement and the Ancillary Agreements by each of Purchaser and Merger Sub do not, and the performance of this Agreement and the Ancillary Agreements by each of Purchaser and Merger Sub and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with or violate the certificate of incorporation or by-laws or other comparable organizational documents, in each case as currently in effect, of Purchaser or Merger Sub, (ii) with or without notice, lapse of time or both, conflict with, violate or result in a loss of rights or trigger new obligations under, result in a breach or default of any Law or Orders applicable to Purchaser or Merger Sub or by or to which any of their respective properties or assets is bound or subject, (iii) with or without notice, lapse of time or both, conflict with, result in any breach or violation of, or constitute a default under, or give to others any right of termination, amendment, acceleration or cancellation of, or create any rights under, or require any consent or notice under, any material contract or permit to which Purchaser or Merger Sub is a party or by or to which Purchaser or Merger Sub or any of their respective properties or assets is bound or subject, except in the case of clauses (ii) and (iii) above, for such conflicts, violations, breaches, defaults or rights that would not reasonably be expected to have a Purchaser Material Adverse Effect.
SECTION 5.04    Absence of Litigation. There is no Litigation pending or, to the knowledge of Purchaser or Merger Sub, threatened against Purchaser or Merger Sub or affecting any of their respective properties or assets which, if adversely determined, would reasonably be expected to have a Purchaser Material Adverse Effect and (ii) neither Purchaser nor Merger Sub is a party to or subject to, or in default under, any Order that would reasonably be expected to have a Purchaser Material Adverse Effect.
SECTION 5.05    Financing. Purchaser has provided to the Company true and complete executed copies of (i) the Equity Commitment Letter to provide equity financing to Purchaser in the aggregate amount set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”) and (ii) the Debt Commitment Letter (such letters, together with the Equity Commitment Letter, the “Commitment Letters”) and any fee letters relating to the Debt Commitment Letter (the “Debt Fee Letters” (provided that terms related to economics, pricing or market “flex” provisions, none of which would reasonably be expected to adversely impact the availability or amount of the Debt Financing, may be redacted in a customary manner)). Each Commitment Letter (x) is a legal, valid and binding obligation of Purchaser and each other party thereto (to the knowledge of Purchaser in the case of the Debt Commitment Letter), except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights or by principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), (y) is in full force and effect, has not been amended, modified, withdrawn, terminated or rescinded in any respect, except for any amendments, in the case of the Debt Commitment Letter, expressly permitted pursuant to Section 6.10, and (z) no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach thereunder on the part of Purchaser or any other party thereto (to the knowledge of Purchaser in the case of the Debt Commitment Letter). As of the date of this Agreement, Purchaser has not entered into any agreement, side letter or other written arrangement relating to the Debt Financing of the transaction contemplated hereby, other than as set forth in the Debt Commitment Letter, or the Equity Financing contemplated by the Equity Commitment Letter, other than as set forth in the Equity Commitment Letter, that, in either case, would adversely affect the availability or the amount of the Debt Financing or Equity Financing, as the case may be, at the Closing. There are no conditions precedent or other contingencies related to the funding of the Debt Financing on the terms set forth in the Debt Commitment Letter other than the conditions and contingencies expressly set forth in the Debt Commitment Letter and there are no conditions precedent or other contingencies related to the funding of the Equity Commitment Letter on the terms set forth in the Equity Commitment Letter, other than the conditions or contingencies expressly set forth in the Equity Commitment Letter. Assuming the conditions set forth in Section 7.02 are satisfied or waived at the Closing, and the Financing is funded in accordance with the terms of the Commitment Letters, the aggregate proceeds of the Financing, together with available cash of Purchaser, will be sufficient for Purchaser to make the payments required by Purchaser hereunder, including (x) paying the Aggregate Purchase Price at the Closing and (y) paying all related fees and expenses to be paid by Purchaser in connection with the transactions contemplated by this Agreement at the Closing (collectively, the “Financing Purposes”). Assuming the conditions set forth in Section 7.02 are satisfied or waived at the Closing, Purchaser does not have any reason to believe that any of the conditions to the Financing would not be expected to be satisfied on a timely basis or that the Financing would not be expected to be available to Purchaser on the Closing Date.

SECTION 5.06    Operations of Merger Sub. Merger Sub has not (a) engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby or (b) incurred any liabilities other than in connection with its formation and the transactions contemplated hereby.
SECTION 5.07    Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, assuming (a) the satisfaction or waiver of each of the conditions to Closing set forth in Sections 7.01 and 7.03, (b) the funding of the Debt Financing, and (c) immediately prior to the Closing, the Company Group is not insolvent after giving effect to the transactions contemplated by this Agreement, the Surviving Corporation and each of the Subsidiaries, on a consolidated basis, will be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or the Subsidiaries. For purposes of this Agreement, “Solvent”, when used with respect to the Surviving Corporation and each of the Subsidiaries, means that, as of any date of determination, (i) the Present Fair Salable Value of the assets of the Surviving Corporation and each of the Subsidiaries will, as of such date, exceed all of its liabilities, contingent or otherwise, as of such date, (ii) the Surviving Corporation and each of the Subsidiaries will not have, or have access to, as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged and (iii) the Surviving Corporation and each of the Subsidiaries will be able to pay its debts as they become absolute and mature, in the ordinary course of business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness, in each case after giving effect to the transactions contemplated by this Agreement. The term “Solvency” shall have a correlative meaning. For purposes of the definition of “Solvent”, (A) “debt” means liability on a “claim”; and (B) “claim” means (x) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured or (y) the right to an equitable remedy for a breach in performance if such breach gives rise to a right to payment, whether or not such equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured. “Present Fair Salable Value” means the amount that may be realized if the aggregate assets of the Surviving Corporation or any of the Subsidiaries, as applicable (including goodwill) are sold as an entirety with reasonable promptness in an arm’s length transaction under then-present conditions for the sale of comparable business enterprises.
SECTION 5.08    Acquisition of Interests for Investment. Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in the transactions contemplated hereby. Purchaser confirms that the Company has made available to Purchaser and Purchaser’s agents and representatives the opportunity to ask questions of the officers and management employees of the Company and the Subsidiaries as well as access to the documents, information and records of the Company and the Subsidiaries that Purchaser has requested and to acquire additional information about the business and financial condition of the Company and the Subsidiaries, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the Company and the

Subsidiaries and their respective properties, assets, businesses, financial conditions, documents, information and records. Purchaser is acquiring the stock of the Surviving Corporation for investment and not with a view toward or for sale or in connection with any distribution thereof, or with any present intention of distributing or selling common stock of the Surviving Corporation. Purchaser understands and agrees that the Surviving Corporation Common Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with state, local and foreign securities Laws, in each case, to the extent applicable.
SECTION 5.09    Foreign Person.
(a)    Neither Purchaser nor Merger Sub is a “foreign person” within the meaning of Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”). None of the transactions contemplated by this Agreement will be a “covered transaction” within the meaning of the DPA.
(b)    Neither Purchaser nor Merger Sub is a “foreign person” within the meaning of 22 C.F.R. § 120.63. None of the transactions contemplated by this Agreement will result in foreign ownership or control of the Company or any of the Subsidiaries within the meaning of 22 C.F.R. § 120.65 such that a notification is required pursuant to 22 C.F.R. § 122.4(b).

SECTION 5.10    Brokers. No Person is or will become entitled, by reason of any agreement or arrangement entered into or made by or on behalf of Purchaser or Merger Sub, to receive any commission, brokerage, finder’s fee or other similar compensation from (i) the Company or any of its Affiliates prior to the Closing or (ii) the Equityholders or their Representatives following the Closing in connection with the consummation of the transactions contemplated by this Agreement.
ARTICLE VI
COVENANTS
SECTION 6.01    Conduct of Business. Except as otherwise set forth in Schedule 6.01, as required by Law, as permitted, required, contemplated or otherwise provided for by this Agreement or with the prior written consent of Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned, during the period from the date of this Agreement to the earlier of the Closing Date and the date on which this Agreement is terminated in accordance with Article VIII, the Company shall, and the Company shall cause each Subsidiary to (i) conduct its business in the ordinary course and (ii) use commercially reasonable efforts to (x) preserve substantially intact its present organization, business and franchises, and (y) preserve its rights, goodwill and relationships with its customers, lenders, suppliers, regulators and others having a business relationship with the Company Group. Without limiting the generality of the foregoing, and except as otherwise set forth in Schedule 6.01, as required by

Law or as required by this Agreement, during the period from the date of this Agreement through the earlier of the Closing Date and the date on which this Agreement is terminated in accordance with Article VIII, the Company shall not, and the Company shall cause each Subsidiary not to, without the prior written consent of Purchaser, which consent may be withheld in its sole discretion:
(a)    amend the certificate of incorporation or by-laws or comparable organizational documents of the Company or any Subsidiary;
(b)    issue, reissue, sell or pledge, or authorize or propose the issuance, reissuance, sale or pledge of, Equity Interests, as applicable, of any class or series, or any securities convertible into capital stock or limited liability company interests, as applicable, of any class or series (other than upon exercise or settlement of Options outstanding on the date of this Agreement in accordance with the terms of the applicable grant agreement) of the Company or any Subsidiary, or grant or enter into any rights, warrants, options, agreements or commitments with respect to the issuance of such capital stock or limited liability company interests, as applicable, or such convertible securities or amend any terms of any such right, warrant, option, agreement or commitment;
(c)    declare, set aside or pay any dividend or other distribution of assets in respect of any class or series of its Equity Interests, as applicable, in each case, other than dividends and distributions of cash and cash equivalents made prior to the Closing Date and dividends and distributions by a Subsidiary of the Company to the Company or a wholly-owned Subsidiary of the Company;
(d)    adjust, split, combine, subdivide or reclassify any shares of Equity Interests or any option, warrant or right relating thereto;
(e)    except for (i) non-exclusive licenses in connection with the provision of the products of the Company Group or (ii) sales, in each case, in the ordinary course of business, sell, lease, transfer, convey, lease, sublease, license, pledge, mortgage, subject to any Lien (other than Permitted Lien), encumber, abandon or otherwise dispose of any of its material tangible or real properties, assets or rights (other than sales of obsolete assets or assets with no or de minimis book value);
(f)    sell, assign, transfer, license, abandon, let lapse, or otherwise dispose of any material Owned IP, other than non-exclusive licenses granted in the ordinary course of business;
(g)    create, incur, cancel, assume, make, prepay, become responsible for or guarantee any Indebtedness other than (A) pursuant to inter-company arrangements among or between the Company and one or more of the Subsidiaries or among or between one or more Subsidiaries of the Company, (B) borrowings permitted under the Credit Facility or (C) Indebtedness that will be paid off in full at or prior to the Closing;

(h)    make any change in its policies with respect to the payment of accounts payable or accrued expenses or the collection of the accounts receivable or other receivables;
(i)     settle, compromise, pay, discharge or satisfy any Litigation against the Company or any of its Subsidiaries, including, for the avoidance of doubt, those that involve any non-monetary relief (including, without limitation, any restrictions on the Company’s or its Subsidiaries’ assets) other than solely for monetary damages (in addition to customary confidentiality obligations) not exceeding $250,000 or (ii) institute any material Litigation;
(j)    enter into any Contract or transaction with any Affiliates of the Company or its Subsidiaries;
(k)    change any of the cash management practices or material accounting methodologies, practices, estimation techniques, assumptions and principles (including reporting income, deductions or other material items for financial accounting purposes) used by the Company or any Subsidiary, except as may be required in order to comply with changes in GAAP or applicable Law;
(l)    adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of the Company or any of its Subsidiaries;
(m)    settle or compromise any Income Tax or other material Tax liability, make any material election or revoke or change any election with respect to its Taxes, enter into any closing agreement with respect to Taxes, change or adopt any annual Tax accounting period or method of Tax accounting, file, refile or otherwise modify any Tax Return, surrender any right to claim a refund, offset or reduction of Tax liability, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than extensions of time to file a Tax Return obtained in the ordinary course), fail to pay any Tax that has become due and payable (including any estimated Tax payments), or take any other action outside of the ordinary course of business that is expected to increase the Tax liability of the Company Group;
(n)    (i) grant or announce any new, or increase the existing, compensation or benefits payable or provided to any executive officer or other individual service provider of the Company or any of the Subsidiaries, other than annual compensation or benefit increases in the ordinary course of business and consistent with past practices with respect to any such service provider whose annual base compensation does not exceed $150,000 and other than annual renewals of benefits; (ii) accelerate the time of payment, vesting, or funding of any compensation or benefits provided under any Company Plan or otherwise due to any current or former individual service provider of the Company or any of the Subsidiaries; (iii) establish, enter into, adopt, materially amend or modify, or terminate a Company Plan (or any other benefit or compensation plan, program, policy, agreement or arrangement that would be a Company Plan if in effect on the date hereof); or (iv) hire, engage, terminate (other than for cause), furlough, or temporarily layoff any individual service provider, other than in the ordinary course of business and consistent with past practices with respect to any such service provider whose annual base compensation will not exceed (or did not exceed) $150,000, other than, in each case, as required by applicable Law or the existing terms of any Company Plan set forth on Schedule 4.11(a);
(o)    (i) negotiate, modify, extend, terminate, or enter into any Collective Bargaining Agreement or (ii) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Company or the Subsidiaries;
(p)    implement or announce any employee layoffs, plant closings, reductions in force, or other such actions that would trigger the WARN Act;
(q)    Other than renewals and extensions in the ordinary course of business or expirations in accordance with the terms thereof (i) terminate or materially modify any Material Contract or Real Property Lease, or (ii) enter into any Material Contract or Real Property Lease;
(r)    acquire any assets, equity interests, business or division of any Person (including by merger, consolidation or otherwise), other than inventory acquired in the ordinary course of business and those that are immaterial in nature;
(s)    make any material capital expenditures or commitments which is not provided for in the annual budget of the Company Group, a copy of which has been provided to Purchaser (other than repairs and replacements of damaged or obsolete equipment);
(t)    waive or release any noncompetition, non-solicitation, nondisclosure, noninterference, non-disparagement, or other restrictive covenant obligation of any current or former employee or independent contractor; or
(u)    permit the Company or any Subsidiary (other than Subsidiaries that are in the process of dissolution, liquidation or winding up as of the date of this Agreement) to dissolve, wind-up or liquidate.

Notwithstanding the foregoing, (i) nothing contained in this Agreement is intended to give Purchaser or Merger Sub, directly or indirectly, the right to control the Company’s or the Subsidiaries’ operations prior to the Effective Time; (ii) any action taken, or omitted to be taken, by the Company or any of the Subsidiaries in good faith in response to any pandemic (including COVID-19), epidemic or disease outbreak or pursuant to any Law, directive, pronouncement or guideline issued by a Governmental Authority or industry group providing for business closures, “sheltering-in-place” or other restrictions that relates to, or arises out of, any pandemic (including COVID-19), epidemic or disease outbreak shall in no event be deemed to constitute a breach of this Section 6.01 so long as the Company shall have, to the extent reasonably practicable, consulted with Purchaser reasonably in advance of taking or failing to take any such action; and (iii) during the period from the date of this Agreement until the close of business on the Business

Day immediately preceding the Closing Date, the Company shall be permitted to utilize any and all available Cash to (A) pay any expenses (other than compensatory amounts) that would otherwise constitute Company Transaction Expenses, (B) repay outstanding Indebtedness or (C) make cash distributions or dividends (including cash distributions in redemption of any Equity Interest of the Company or any of the Subsidiaries), in each case, at such times and in such amounts as the Company deems necessary, proper or desirable, and (iii) during the period from the date of this Agreement until the close of business on the Business Day immediately preceding the Closing Date, the Company shall be permitted to unwind any swap, forward, hedging, derivative or similar transactions.

SECTION 6.02    Consents.

(a)    Each of the parties hereto shall use their reasonable best efforts to obtain all material Consents of all Governmental Authorities (the “Required Purchaser Consents”), including clearance (or the termination or expiration of the required waiting periods) under the HSR Act, and all material Consents of all other Persons, in each case, necessary in connection with the consummation of the transactions contemplated by this Agreement as soon as reasonably possible and in any event prior to the Closing. Notwithstanding the foregoing, (i) no holder of shares of Common Stock and neither the Company nor any Subsidiary shall have any obligation to pay any cost, fee or expense to any third party for the purpose of obtaining any Consent or any costs, fees and expenses of any third party resulting from the process of obtaining such Consents, and (ii), except as expressly set forth in this Agreement, none of Purchaser nor any of its Affiliates shall have any obligation to pay any cost, fee or expense to any third party for the purpose of obtaining any Consent or any cost fees and expenses of any third party resulting from the process of obtaining such Consents. Each of the parties hereto shall, as soon as reasonably possible, make or cause to be made all filings and submissions under Laws and regulations applicable to it as may be required for the consummation of the transactions contemplated by this Agreement.
(b)    The Company shall, within twenty-four (24) hours following the date of this Agreement, deliver the Written Consent to Purchaser.
SECTION 6.03    Regulatory Approvals; Purchaser Covenants.
(a)    In furtherance and not in limitation of the requirements of Section 6.02(a), the parties to this Agreement shall cooperate with each other and, as necessary, shall prepare and file, or cause to be prepared and filed, required Notification and Report Forms under the HSR Act and the rules and regulations promulgated thereunder with the FTC and the DOJ as soon as practicable following the date of this Agreement, but in no event later than five (5) Business Days following the date of this Agreement. Each party hereto shall respond as promptly as practicable to all requests or inquiries received from any Governmental Authority for additional documentation or information related to any of the foregoing. All filing fees payable in connection with the notifications, filings, notices or registrations contemplated by this Section 6.03 shall be paid entirely by Purchaser.

(b)    Each party to this Agreement shall promptly notify the other parties of any substantive communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other parties to review a reasonable amount of time in advance, to the extent permitted by Law, any proposed communication by such party to any Governmental Authority. No party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties a reasonable amount of time in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement and applicable Laws, the parties to this Agreement shall coordinate and cooperate fully and promptly with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including those under the HSR Act. Subject to the Confidentiality Agreement, applicable Laws and Section 6.03(c), the parties shall provide each other with copies of all correspondence, filings or substantive communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that each of the parties’ competitively sensitive materials may be withheld, redacted or shared on an external counsel basis as necessary to comply with contractual arrangements and with applicable law and to address reasonable privilege or confidentiality concerns including redacting information related to the valuation of the Company.
(c)    In the event Purchaser or the Company receives a second request under the HSR Act in connection with the transactions contemplated by this Agreement, such party shall comply as promptly as practicable with such request as provided by Section 7A(e) of the HSR Act. For purposes of this provision, a party shall be deemed to have complied with any such request by providing a response that the party in good faith believes to be in substantial compliance. In the event that a party receives a subpoena or civil investigative demand requesting materials and information similar to that usually demanded in a second request under the HSR Act, such party shall make an appropriate response as promptly as practicable with such subpoena or civil investigative demand. In the event the Governmental Authority disputes the adequacy of compliance by a party with respect to a second request under the HSR Act, subpoena or civil investigative demand, such party shall endeavor to satisfy the Governmental Authority so as to minimize any delay in the conduct or resolution of the investigation.
(d)    In furtherance and not in limitation of Section 6.02 and this Section 6.03, Purchaser agrees to use its reasonable best efforts, and cause its Representatives to take promptly any reasonable steps and actions necessary to avoid or eliminate each and every impediment that may be asserted by any Governmental Authority or any other Person with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur expeditiously, but in no case later than the Termination Date, including, as applicable, providing information to such Persons. The Company shall provide all assistance reasonably requested by Purchaser in connection with this Section 6.03(d). Notwithstanding the foregoing, nothing in this Section 6.03 or otherwise in this Agreement shall require the Company, the Company Group, the Purchaser, Sponsor, or Sponsor’s Affiliates, to effect any of the following prior to the Closing: (A) the sale, divestiture, license or disposition of, or holding separate (through the establishment of a trust or otherwise), any assets, properties and businesses and of the assets, properties and businesses of the Surviving Corporation and the Subsidiaries, (B) the termination, modification or extension of existing relationships and contractual rights and obligations, (D) the termination of any joint venture or other arrangement, (E) an undertaking to modify any business or operational practice or procedure or (F) any other change, reorganization or restructuring.
(e)    Purchaser shall not, and shall cause its controlled Affiliates not to, take any action that would reasonably be expected to hinder or delay, as applicable, the obtaining of clearance or the expiration of the required waiting period under the HSR Act or the obtaining of any Required Purchaser Consent. Without limiting the generality of the foregoing, Purchaser will not (and will cause its Controlled Affiliates not to) (i) acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets or (ii) assign any of its rights hereunder to any co-investor, in the case of each of (i) and (ii), if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation or co-investor relationship could reasonably be expected to materially (A) impose any delay in the obtaining of, or increase the risk of not obtaining, any permits, orders or other approvals of any Governmental Authority necessary to satisfy the conditions set forth in Section 7.01(a) or Section 7.01(c) or to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (B) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated hereby, (C) increase the risk of not being able to remove any such order on appeal or otherwise or (D) delay or prevent the consummation of the transactions contemplated hereby.

SECTION 6.04    Access to Information.
(a)    Subject to the terms of the Confidentiality Agreement and applicable Laws, during the period from the date of this Agreement through the earlier of the Closing Date and the date on which this Agreement is terminated in accordance with Article VIII, the Company shall permit, and shall cause the Subsidiaries to permit, Purchaser and its advisors, accountants, attorneys and authorized Representatives to have reasonable access, during regular business hours and upon reasonable notice, to the offices, facilities, assets, properties, certain management-level employees, books and records of the Company and the Subsidiaries, which access shall be virtual at the discretion of the Company, and shall furnish, or cause to be furnished, to Purchaser, such financial, tax and operating data and other information with respect to such entities and their respective offices, facilities, assets, properties, businesses and operations as

Purchaser shall from time to time reasonably request. All access and investigation pursuant to this Section 6.04 shall be coordinated through John Yacoub and shall be conducted at Purchaser’s expense and in such a manner as not to interfere with the normal operations of the businesses of the Company and the Subsidiaries. Notwithstanding anything to the contrary contained herein or otherwise, prior to the Closing, (i) all such access, and information relating thereto, shall constitute “Confidential Information” under, and be governed by, the terms and conditions of the Confidentiality Agreement, (ii) without the prior written consent of the Company, Purchaser shall not contact any employee, customer, vendor, supplier, licensor, distributor or broker of the Company or any Subsidiary solely with respect to the Company Group or the transactions contemplated herein (provided, for the avoidance of doubt, that nothing herein shall limit Purchaser or its Affiliates from (x) contacting any such party in the ordinary course of business, unrelated to the Company Group or the transactions contemplated herein and, (y) to the extent that, during such ordinary course of business communications unrelated to the Company Group or the transitions contemplated by this Agreement, such party inquires about the transactions contemplated by this Agreement, disclosing to such party publicly available information on the transactions contemplated by this Agreement following any press announcements in accordance with Section 6.05), and provided that the Company shall have the right to have a representative present during any such contact in the event that it consents to such contact, and (iii) Purchaser shall have no right to perform invasive or subsurface investigations of the properties or facilities of the Company or any of the Subsidiaries without the prior written consent of the Company (which consent may be withheld for any reason). In addition, and notwithstanding anything contained in this Agreement to the contrary, the Company shall not have any obligation to provide Purchaser with any such access or information which the Company concludes in good faith cannot be disclosed without (i) violating applicable Law or other obligation of confidentiality, (ii) contravening any Contract entered into by the Company or the Subsidiaries prior to the date of this Agreement, or (iii) violating the attorney-client privilege or attorney work-product privilege from disclosure of the Company or the Subsidiaries; provided, however, that the Company shall (x) notify Purchaser, as applicable, that such information cannot be disclosed without (i) violating applicable Law or the Company’s or any of the Subsidiaries’ obligations of confidentiality, (ii) contravening any Contract entered into by the Company or the Subsidiaries prior to the date of this Agreement, or (iii) violating the attorney-client privilege or attorney work-product privilege from disclosure of the Company or the Subsidiaries, (y) communicate to Purchaser in reasonable detail (A) the facts giving rise to such notification and (B) the subject matter of such information (to the extent it is able to do so in accordance with the foregoing proviso) and (z) use reasonable best efforts to identify and pursue a legally permissible method of providing such disclosure, including in the case where such disclosures are reasonably likely to violate the Company’s or any of the Subsidiaries’ obligations of confidentiality, using reasonable best efforts to seek a waiver of any such obligations of confidentiality.
(b)    Purchaser shall, and shall cause the Surviving Corporation to, preserve and keep the records held by them relating to the respective businesses of the Company and the Subsidiaries prior to the Effective Time for a period of seven (7) years from the Closing Date (or longer if required by applicable Law) and shall make such records (or copies), subject to reimbursement by the applicable Equityholder(s) of reasonable and documented out-of-pocket expenses in the production of such records or copies in response to such Equityholder(s)’ request, and reasonably appropriate personnel available, at reasonable times and upon reasonable advance notice, as may be reasonably requested by any Equityholder in connection with any insurance claims by, Litigation or Tax audits against, governmental investigations of, or compliance with legal requirements by, any Equityholder or any of their respective Affiliates (provided, for the avoidance of doubt, no Equityholder shall have access to any Tax Return or Tax work paper of Purchaser or its Affiliates (including any consolidated or affiliated group that includes a member of the Company Group for which the Company is not the common parent (or the equivalent thereof under applicable Law)), except for any such Tax Return or Tax work paper that exclusively relates to one or more members of the Company Group). In addition, and notwithstanding anything contained in this Agreement to the contrary, the Company Group and Purchaser shall not have any obligation to provide any Equityholder with any such access or information which Purchaser or the Company concludes in good faith cannot be disclosed without (i) violating applicable Law or other obligation of confidentiality, (ii) contravening any Contract entered into by Purchaser, the Company or the Subsidiaries, or (iii) violating the attorney-client privilege or attorney work-product privilege from disclosure of Purchaser, the Company or the Subsidiaries; provided, however, that Purchaser and the Company shall (x) notify such Equityholder, as applicable, that such information cannot be disclosed without (i) violating applicable Law or an obligations of confidentiality, (ii) contravening a Contract, or (iii) violating the attorney-client privilege or attorney work-product privilege, (y) communicate to such Equityholder in reasonable detail (A) the facts giving rise to such notification and (B) the subject matter of such information (to the extent it is able to do so in accordance with the foregoing proviso) and (z) use reasonable best efforts to identify and pursue a legally permissible method of providing such disclosure, including in the case where such disclosures are reasonably likely to violate such obligations of confidentiality, using reasonable best efforts to seek a waiver of any such obligations of confidentiality.
(c)    The parties shall hold, and shall cause their respective Affiliates, advisors, accountants, attorneys and representatives to hold, any non-public information so provided to one another in connection with the transactions contemplated by this Agreement in confidence in accordance with the provisions of the Confidentiality Agreement, which the parties acknowledge will continue in full force and effect in accordance with the terms and conditions thereof. In addition, Purchaser and Merger Sub each agree to be bound by the terms and conditions of the Confidentiality Agreement applicable to IGP Industries, LLC, to the same extent as though originally party thereto, and that the Company shall be a beneficiary of such obligations of Purchaser and Merger Sub, as though originally a party to the Confidentiality Agreement; provided, that the Confidentiality Agreement shall automatically terminate and be of no further force or effect upon the Closing.

SECTION 6.05    Public Statements. The parties agree that each party’s initial press release to be issued on the date of this Agreement with respect to this Agreement and the transactions contemplated hereby shall be in a form mutually agreed to by Purchaser and the Equityholders’ Representative. Except for the press releases referred to in the immediately preceding sentence, and except as required by applicable Law, the rules and regulations of any stock exchange upon which Purchaser’s, the Company’s, the Surviving Corporation’s, any Equityholder’s or any of their respective Affiliates’ securities are traded or any listing agreement of any such stock exchange (in which event the parties shall, to the extent permitted under such Law, rules and regulations or listing agreement, consult with each other in advance and, to the extent practicable, provide the non-disclosing party a reasonable opportunity to review and comment on any such disclosure), no press release or other public announcement, statement or comment in response to any inquiry relating to the transactions contemplated by this Agreement shall be issued, made or permitted to be issued or made by any party to this Agreement or any of its Affiliates or representatives without the prior written consent of the other parties hereto; provided, however, that the Equityholders’ Representative and any Affiliate of the Equityholders’ Representative may disclose the transactions contemplated by this Agreement and any material term hereof (except purchase price multiples, which may only be disclosed with the prior written consent of Purchaser, except (i) as required by applicable Law, the rules and regulations of any stock exchange upon which Purchaser’s, the Company’s, the Surviving Corporation’s, any Equityholder’s or any of their respective Affiliates’ securities are traded or any listing agreement of any such stock exchange (in which event the parties shall, to the extent permitted under such Law, rules and regulations or listing agreement, consult with each other in advance and, to the extent practicable, provide the non-disclosing party a reasonable opportunity to review and comment on any such disclosure) or (ii) in response to a bona fide inquiry) and any other matter relating hereto to its investors and potential investors in the ordinary course of business, in interviews or other media appearances, at investor meetings, presentations or conferences and on any earnings call and that the Equityholders’ Representative or any Affiliate of an Equityholder shall be permitted to file this Agreement with the Securities and Exchange Commission and make disclosures regarding this Agreement and the transactions contemplated hereby, including the Merger; provided, further, that no party hereto (nor Equityholders’ Representative or any Affiliate thereof) shall be required by this Section 6.05 to solicit review or comment by, or obtain the consent of, any party hereto in connection with any press release or other public announcement, statement or comment relating to any dispute between the parties relating to this Agreement. In addition, Purchaser, the Company, the Equityholders’ Representative and any their respective Affiliates shall be permitted to make announcements without consent of the other parties from time to time to their respective employees, customers and other business relations or otherwise, if the information included in such announcement is (w) consistent with any communication or messaging talking points or plans mutually agreed upon by Purchaser and the Equityholders’ Representative, (x) consistent with any public statements relating to this Agreement or the transactions contemplated hereby that have previously been made by a party in compliance with this Section 6.05, (y) consistent with information that is or becomes generally available to the public other than as a result of a breach of this Section 6.05 or (z) in the case of any member of the Company Group, reasonably required by any Contract to which the Company or any of the Subsidiaries is bound. Nothing in this Section 6.05 shall limit any right of Purchaser or its Affiliates (including Industrial Growth

Partners and its affiliated entities, funds and investment vehicles) to disclose the terms and provisions of this Agreement or make any such announcements related thereto to their respective existing and prospective investors and financing sources who are bound by customary confidentiality obligations with respect to such information to the extent necessary to consummate the transactions contemplated hereby or in connection with their ordinary course fundraising, marketing and/or reporting activities.
SECTION 6.06    Indemnification of Directors and Officers.
(a)    For a period of six years after the Closing, Purchaser shall not, and shall not permit the Surviving Corporation or any of the Subsidiaries to, amend, repeal or modify any provision in the Surviving Corporation’s or any of the Subsidiaries’ certificate or articles of incorporation, by-laws or other equivalent governing documents or indemnification agreements made available to Purchaser relating to the exculpation, indemnification or advancement of expenses of any Persons who at any time prior to or at the Effective Time are or were officers, directors or employees of the Company or any Subsidiary (each, a “D&O Indemnified Person”) with respect to matters existing or occurring at or prior to the Effective Time (unless and to the extent required by Law), it being the intent of the parties that all such D&O Indemnified Persons shall continue to be entitled to such exculpation, indemnification and advancement of expenses to the full extent of the Law and that no change, modification or amendment of such documents or arrangements may be made that will adversely affect any such Person’s right thereto without the prior written consent of that Person.
(b)    At or prior to the Effective Time, the Company shall obtain and fully pay for, at Purchaser’s expense, “tail” insurance policies with a claims period of at least six years from and after the Effective Time, from an insurance carrier with the same or better credit ratings as the Company’s current insurance carrier with respect to officers’ and directors’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”), for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable as the Company’s existing D&O Insurance with respect to matters arising out of or relating to acts or omissions occurring or existing at or prior to the Effective Time (including in connection with this Agreement and the transactions contemplated hereby), and Purchaser shall cause the Surviving Corporation to maintain such D&O Insurance in full force and effect for its full term. Notwithstanding the foregoing, in no event shall the Purchaser or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; provided that if the annual premiums of such coverage exceed such amount, Purchaser or the Surviving Corporation, as the case may be, shall obtain a policy with the greatest coverage available for a cost not exceeding such amount for such six-year period from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to the Company’s existing D&O Insurance with terms, conditions, retentions and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement.
(c)    In the event that Purchaser or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person (including by liquidation, dissolution, assignment for the benefit of creditors or similar action), then, and in each such case, Purchaser or the Surviving Corporation, as the case may be, shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 6.06.
(d)    Notwithstanding anything to the contrary contained herein or otherwise, the rights and benefits of the D&O Indemnified Persons under this Section 6.06 shall not be terminated or modified in any manner as to adversely affect any D&O Indemnified Person without the prior written consent of such D&O Indemnified Person. The provisions of this Section 6.06 are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Person referred to in Section 6.06(a), his or her heirs and his or her executors, administrators and personal representatives, each of whom is an intended third-party beneficiary of this Section 6.06, and are in addition to, and not in substitution for, any other rights, including rights to indemnification or contribution that any such Person may have by Contract or otherwise.

SECTION 6.07    Termination of Affiliate Arrangements. All Contracts between the Company or a Subsidiary, on the one hand, and any of their respective Affiliates, on the other hand, other than (i) those agreements set forth on Schedule 6.07 (ii) any Company Plans and (iii) the Credit Facility (the termination of which shall be in accordance with the Payoff Letter and subject to receipt of the Debt Payoff Amount at the Effective Time pursuant to Section 3.03) shall be terminated as of the Closing Date (such terminated Contracts, the “Terminated Agreements”), and all obligations and liabilities thereunder shall have been satisfied (except to the extent that any such agreement provides for provisions that survive any termination thereof, in which case such provisions shall survive in accordance with the terms of the Terminated Agreements).
SECTION 6.08    Repayment of Debt and Release of Liens.
(a)     On or prior to the Closing Date, the Company shall deliver to Purchaser a customary fully executed payoff letter (the “Debt Payoff Letter”) from Equityholders’ Representative as the lender under the Credit Facility, which shall, in each case upon payment of the Debt Payoff Amount on the Closing Date, (A) provide for the release of all Liens with respect to all outstanding Indebtedness covered by such Debt Payoff Letter immediately prior to the Closing Date, (B) provide for the termination or other satisfaction of all obligations under such Indebtedness and (C) expressly provide for the return of any possessory collateral related to such Indebtedness.
(b)    On or prior to the Closing Date, the Company shall (i) deliver to Purchaser, in form and substance reasonably satisfactory to Purchaser, a customary lien release letter which shall specify the release of liens against the Equity Interests of the Company held by the creditors of the Equityholders’ Representative and (ii) ensure return of any possessory collateral relating to the Company and its Subsidiaries to the extent held by creditors of the Equityholders’ Representative.

SECTION 6.09    Tax Matters.
(a)    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any associated penalties and interest) (“Transfer Taxes”) incurred in connection with the Merger, if any, shall be paid by Purchaser when due, whether levied on the Equityholders, Purchaser, the Company, the Surviving Corporation, any Subsidiary or any Eligible Holder, and the responsible party shall file all necessary Tax Returns and other documentation with respect to any such Transfer Taxes.
(b)    Tax Elections. The parties agree that no election pursuant to Section 338 or Section 336 of the Code shall be made by the Purchaser, the Company or the Surviving Corporation with respect to the transactions contemplated under this Agreement.
(c)    Income Tax Returns. Purchaser and its Affiliates shall prepare and timely file all applicable Income Tax Returns of the Company and the Subsidiaries for the Pre-Closing Tax Period of the Company including the Closing Date in accordance with past practice, unless otherwise required by Law and in a manner that treats any Transaction Tax Deductions paid, payable or accrued on or before the Closing Date as being allocable to the Pre-Closing Tax Periods to the extent “more likely than not” (or higher degree of comfort) permitted under applicable Income Tax Law, and shall elect to treat 70% of any applicable “success-based fees” arising from the transactions contemplated by this Agreement as deductible pursuant to IRS Rev. Proc. 2011-29. If the Aggregate Purchase Price has not been finally determined pursuant to Section 3.04, Purchaser shall provide a copy of such draft Tax Returns to the Equityholders’ Representative at least twenty (20) days prior to the due date of any U.S. federal or state Income Tax Return of the Company for the taxable years of the Company ending on the Closing Date and Purchaser shall accept all of the Equityholders’ Representative’s reasonable comments to such Income Tax Returns that are provided by Equityholders’ Representative to Purchaser, to the extent not accepting such comments could reasonably be expected to reduce the amount payable to any Equityholder under Article III of this Agreement.
(d)    Closing of Tax Years. The parties intend that the Company Group will join Purchaser’s consolidated group for United States federal Income Tax purposes upon the consummation of the transactions contemplated by this Agreement, and shall be included in such consolidated group’s consolidated federal Income Tax Return as of the beginning of the day immediately following the Closing Date. With respect to any other Tax years, to the extent relevant to determining any amount the Equityholders are entitled to receive pursuant to this Agreement (including pursuant to the Escrow Agreement), the parties will elect to end the Company’s tax year effective as of the end of Closing Date to the extent such election is permitted under applicable Law. Items of income, loss, deduction and credit will be allocated for Tax purposes between years ending as of the end of Closing Date and years beginning on the day after the Closing Date based on an interim closing of the books as of the end of the day on the Closing Date to the extent permitted by applicable Law, and a ratable election under Treasury Regulation Section 1.1502-76(b)(2)(ii)(D) shall not be made.
(e)    Straddle Periods. In the case of any Straddle Period, for purposes of this Agreement, the amount of Taxes of the Company Group that is attributable to the applicable Pre-Closing Tax Period for Taxes that are property, ad valorem or similar Taxes (“Property Taxes”)

assessed on a periodic basis will be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending as of the end of the Closing Date and the denominator of which is the number of days in such Straddle Period. The amount of any Taxes of the Company Group that relate to the Pre-Closing Tax Period portion of a Straddle Period (other than Property Taxes) will be determined based on an interim closing of the books as of the end of the Closing Date; provided, however, that any item determined on an annual or periodic basis (such as deductions for depreciation or real estate Taxes) shall be apportioned on a daily basis.
(f)    Negative Tax Covenants. Until the Aggregate Purchase Price is finally determined pursuant to Section 3.04, without the prior written consent by the Equityholders’ Representative (such consent not to be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall cause the Company not to, (a) make or change any Tax election of the Company that affects or has retroactive effect to any Pre-Closing Tax Period, (b) amend any previously filed Income Tax Return of the Company for a Pre-Closing Tax Period, (c) settle or compromise any audit or other proceeding with respect to Taxes of the Company for a Pre-Closing Tax Period, or (d) voluntarily approach a Governmental Authority with responsibility for Taxes, or initiate or enter into any voluntary disclosure agreement or similar or analogous program with a Taxing Authority, regarding Taxes or Tax Returns of the Company for a Pre-Closing Tax Period, in each case, to the extent such action could reasonably be expected to reduce the amount payable to any Equityholder under Article III of this Agreement.
(g)    Tax Sharing Agreements. All Tax sharing, Tax allocation or Tax receivable Contracts (other than Contracts the primary subject of which is not Taxes) with respect to or involving the Company Group shall be terminated as of the Closing Date, and after the Closing Date, the Company Group shall not be bound thereby or have any liability thereunder.
SECTION 6.10    Purchaser Financing Obligation.
(a)    Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing. Such efforts include using reasonable best efforts to: (i) satisfy, or cause to be satisfied, on a timely basis all conditions to obtaining the Debt Financing set forth in the Debt Commitment Letter and the Definitive Debt Financing Agreements that are applicable to, or under the control of, Purchaser; (ii) negotiate and enter into the Definitive Debt Financing Agreements on the terms and conditions contemplated by the Debt Commitment Letter or on other terms that are acceptable to the Debt Financing Sources and would not adversely impact or delay in any material respect the ability of Purchaser to consummate the Debt Financing or the transactions contemplated hereby; (iii) consummate the Debt Financing at or prior to the Closing (subject to the satisfaction of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions); and (iv) enforce its rights under the Debt Commitment Letter.
(b)    Purchaser shall: (i) keep the Equityholders’ Representative informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt

Financing; and (ii) provide to the Equityholders’ Representative executed copies of the Definitive Debt Financing Agreements. Notwithstanding the foregoing, the terms in any fee letters related to economics, pricing or market “flex” provisions, none of which would reasonably be expected to adversely impact the availability or amount of the Debt Financing, may be redacted. Without limiting the foregoing, Purchaser shall promptly notify Equityholders’ Representative if at any time prior to the Closing Date: (i) the Debt Commitment Letter expires or is validly terminated for any reason or Purchaser receives written notice of any actual or purported termination of the Debt Commitment Letter; (ii) Purchaser obtains knowledge of any material breach or material default, or any threatened (in writing) material breach or material default, by any party to the Debt Commitment Letter or the Definitive Debt Financing Agreements of any provisions of the Debt Commitment Letter or the Definitive Debt Financing Agreements; or (iii) Purchaser no longer believes in good faith that it will be able to obtain all or any portion of the Debt Financing in the on substantially the terms and conditions contemplated by the Debt Commitment Letter as in effect on the date of this Agreement.
(c)    Unless the Equityholders’ Representative consents in writing, Purchaser shall: (i) comply in all material respects with the Debt Commitment Letter; and (ii) not permit any amendment, modification, supplement or waiver to any provision under or to the Debt Commitment Letter, the Debt Fee Letter or the Definitive Debt Financing Agreements that would reasonably be expected to (A) reduce the aggregate amount of the Debt Financing to an amount less than required for the Financing Purposes (unless any other debt or equity financing is increased by a corresponding amount or from sources otherwise available to fund the Financing Purposes); or (B) impose any new or additional condition, or modify any existing condition, that would reasonably be expected to: (1) materially delay or prevent the Closing Date, (2) make the funding of any portion of the Debt Financing on the Closing Debt materially less likely to occur or (3) materially and adversely affect the ability of Purchaser to enforce its rights against the other parties to the Debt Commitment Letter, the Debt Fee Letter or the Definitive Debt Financing Agreements. For the avoidance of doubt, Purchaser shall be permitted to amend or otherwise modify the Debt Commitment Letter or any fee letter (i) to amend and restate such letters in a manner that does not violate the subsequent clauses (ii) through (v), (ii) to correct typographical errors, (iii) to add or replace (or assign or reassign commitments and roles to) lenders, lead arrangers, bookrunners, syndication agents or similar Persons (iv) in accordance with the flex provisions thereof or (v) otherwise in accordance with this subsection (c) or subsection (d) below.
(d)    If all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter (other than as a result of a breach of this Agreement by the Company, the Equityholders’ Representative or their Representatives) and such portion of the Debt Financing is required to fund the transactions contemplated hereby to be consummated on the Closing Date, Purchaser shall use reasonable best efforts to obtain alternative financing (an “Alternative Debt Financing”) from alternative sources in an amount sufficient to consummate the transactions contemplated hereby to be consummated on the Closing Date as promptly as practicable following the occurrence of such event. Purchaser shall promptly deliver to the Company copies of all material definitive agreements pursuant to which any such alternative financing source shall have committed to provide Purchaser or any of its

Affiliates with any portion of the Debt Financing (provided that the terms related to economics, pricing or market “flex” provisions, none of which would reasonably be expected to adversely impact the availability or amount of the Debt Financing, may be redacted), and all of the provisions of Section 6.10 and Section 6.11 shall apply to such alternate financing, mutatis mutandis, and thereafter any Alternative Debt Financing shall constitute a Debt Financing (and any commitment letters and fee letters in respect thereof, Debt Commitment Letters and Debt Fee Letters, respectively, and any providers of such Alternative Debt Financing, Debt Financing Sources) for all purposes hereunder.
(e)    The Purchaser and Merger Sub each acknowledge and agree that obtaining the Financing is not a condition to the Closing and each reaffirm their respective obligation to consummate the transactions contemplated by this Agreement, pursuant to the terms of this Agreement, irrespective and independently of the availability of the Equity Financing or the Debt Financing. If the Equity Financing or the Debt Financing has not been obtained, the Purchaser will continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Section 7.01 and Section 7.02, to consummate the Closing and the other transactions contemplated by this Agreement, subject to Section 9.01, Section 9.02 and Section 10.11.

SECTION 6.11    Financing Cooperation.
(a)    Prior to the Closing, the Company shall, and shall cause the Company’s Subsidiaries to, promptly provide the Required Information. From and after the date of this Agreement until the Closing Date (or, if earlier, the termination of this Agreement), the Company will, and will cause each of the Subsidiaries and its and their Representatives to, use its reasonable best efforts to provide, at Purchaser’s sole cost and expense (subject to the provisions of this Section 6.11), such cooperation as is reasonably requested by Purchaser in connection with the Debt Financing, including with respect to the following:
(i)    furnishing to Purchaser (or its Affiliates) and the Debt Financing Sources, such historical financial information and other information that Purchaser (or its Affiliates) reasonably request in order to assist in arranging and/or to consummate the Debt Financing and is customary for Debt Financings of the type contemplated by the Debt Commitment Letter, to the extent such information is readily available;
(ii)    cooperating with Purchaser (or its Affiliates) in the preparation of, customary certificates and security documents required by the Debt Financing Sources and the Definitive Debt Financing Agreements entered into in connection with the Debt Financing (including loan agreements, guarantees, collateral agreements, officer’s certificates, solvency certificates (which may be in the form of the solvency certificate attached as an exhibit to the Debt Commitment Letter), resolutions and other customary documentation), in each case, to be held in escrow pending the Closing, with such signatures not effective until and conditioned upon the consummation of the Closing;

(iii)    furnishing to Purchaser and the Debt Financing Sources customary information regarding the Company and the Subsidiaries as may be reasonably requested by Purchaser to consummate the Debt Financing to the extent such information exists and is reasonably available to Company and the Subsidiaries without undue burden or expense;
(iv)    assisting in preparation for and participating (including making appropriate officers of the Company and the Subsidiaries available to participate) in a reasonable number of meetings or calls with providers or potential providers of the Debt Financing (which may, at the Company’s election, be limited to teleconference or virtual meeting platforms) upon reasonable advance notice and at a date, time and location to be mutually agreed;
(v)    delivering notices of prepayment for the repayment in full of all Indebtedness (which notices may be conditioned on the occurrence of the Closing) required to be paid off at Closing and for which a prepayment notice is required;
(vi)    taking all reasonably requested formal corporate or other organizational actions but only if the officers, directors, members, managers or similar Persons will remain in their respective or similar roles after the Closing, subject to the occurrence of the Closing;
(vii)    cooperating in the replacement or backstop of any outstanding letters of credit issued for the account of the Company or its Subsidiaries;
(viii)    assisting Purchaser with the Purchaser’s preparation of schedules to the Definitive Debt Financing Agreements as may be required in connection with the Debt Financing, and, to the extent applicable, facilitating the pledging of, and granting of liens on, collateral for the Debt Financing, including making reasonable arrangements to deliver possessory collateral (such as certificated equity and promissory notes) within its possession required by the Debt Financing Sources to be delivered at or after Closing to or at the direction of the Debt Financing Sources, subject to the occurrence of the Closing; and
(ix)    providing at least three (3) Business Days prior to the Closing Date all documentation and information requested by Purchaser as is required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and the requirements of 31 C.F.R. §1010.230, to the extent requested by Purchaser or its Representatives at least nine (9) Business Days prior to the Closing;
provided, however, that notwithstanding the foregoing or anything else contained herein to the contrary, (x) no such cooperation shall be required to the extent it could (a) disrupt or interfere materially and unreasonably with the conduct of the Company’s or the Subsidiaries business, (b) require the Company, the Subsidiaries or its or their respective Representatives to pay or incur any costs, fees and expenses or incur or assume any other Obligation prior to the Closing other than as are expressly reimbursable or payable by the Purchaser and for which it is promptly reimbursed (subject to the limitations on reimbursement set forth in Section 6.11(b) below), (c) require any director, officer or employee or other Representative of the Company or the Subsidiaries to deliver, or be required to deliver, any certificate or other document or take any action, in each case, that could result in any personal liability, (d) require the Company or its Affiliates to produce carve-out audits, (e) require the Company, the Subsidiaries or its or their respective Representatives to provide any information or cooperation that would reasonably be expected to (i) result in the loss of attorney-client privilege or rights under the attorney work product doctrine, (ii) breach or violate any applicable Law, or (iii) violate any confidentiality obligation with respect to such information, (f) require the Company, the Subsidiaries or its or their respective Representatives to take any action that would result in the material contravention of any material agreement to which the Company or any of its Subsidiaries is a party as of the date hereof, (g) require the Company, the Subsidiaries or its or their respective Representatives to prepare or deliver any pro forma financial information, (h) require the Company, the Subsidiaries or its or their respective Representatives to take any action to authorize or adopt any formal corporate or similar action with respect to the Debt Financing that are not contingent on the Closing or would be effective prior to the Closing, or (i) materially and unreasonably interfere with or adversely affect any commercial relationships with customers or other parties, and (y) notwithstanding any other provision set forth herein, nothing herein shall require the Company, the Subsidiaries or its or their respective Representatives to deliver any legal opinion.
(b)    Purchaser shall indemnify, defend and hold harmless the Company, the Subsidiaries and its and their respective Representatives from and against any and all losses, damages, claims, liabilities, costs, fees and expenses suffered or incurred by them in connection with the provision of assistance in connection with the Debt Financing or any other financing by Purchaser or any of its Affiliates (including the arrangement thereof) and, in each case, any information used in connection therewith, except any such losses, damages, claims costs, fees and expenses arising out of the bad faith, gross negligence, willful misconduct or any Fraud by any of the Company, the Subsidiaries or its or their respective Representatives. The Purchaser shall promptly, upon request, reimburse the Company, the Subsidiaries and its and their respective Representatives for all reasonable and documented out-of-pocket costs incurred by the Company, the Subsidiaries or its or their respective Representatives in connection with any assistance provided in connection with the Debt Financing or any other financing by Purchaser or any of their Affiliates (including the arrangement thereof) (including reasonable and documented out-of-pocket auditor’s and attorneys’ fees and expenses), in each case, other than: (A) any ordinary course amounts payable to employees of, or consultants to, the Company and its Subsidiaries with respect to services provided prior to the Closing Date, (B) any amounts incurred in connection with the Debt Payoff Letter, (C) any other amounts that would have been incurred in connection with the transactions contemplated hereby regardless of the Debt Financing (including, for the avoidance of doubt, with respect to the preparation of historical financial statements required by this Agreement), and (D) de minimis expenses.

(c)    The Company hereby consents to the use of the Company’s and the Subsidiaries’ logos in connection with the Debt Financing; provided that such logos shall be used (x) solely in a manner that is not intended or reasonably likely to harm or disparage the Company or the Subsidiaries or (y) in any manner as consented to by the Company.
(d)    All confidential information provided by the Company, the Subsidiaries or its or their Representatives in connection with the provision of assistance in connection with the Debt Financing or any other financing by Purchaser or any of its Affiliates shall be kept confidential in accordance with the Confidentiality Agreement, except that notwithstanding anything herein or in the Confidentiality Agreements to the contrary, Purchaser shall be permitted to disclose any confidential information provided pursuant to this Section 6.11 to any actual or bona fide prospective Debt Financing Sources in connection with the Debt Financing so long as such Persons (x) agree to be bound by the Confidentiality Agreement as if parties thereto or (y) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary.
(e)    The Company shall be deemed to have complied with its obligations under this Section 6.11 to the extent it has acted in good faith in attempting to satisfy its obligations under this Section 6.11 unless the Company’s breach of its obligations under this Section 6.11 is the direct and proximate cause of the Debt Financing not being available to Purchaser.
SECTION 6.12    RWI Policy. Purchaser shall use commercially reasonable efforts to obtain and bind, and to have issued, a representations and warranties insurance policy relating to the transactions contemplated hereby (the “RWI Policy”) prior to and at the Closing. The RWI Policy shall provide that the applicable insurer shall waive, and not pursue, any subrogation rights against the Equityholders or the Equityholders’ Representative or any of their respective Affiliates or Representatives except on the basis of such Person’s Fraud. Purchaser shall bear all of the costs, fees and expenses associated with obtaining the RWI Policy, including the premium, broker, underwriting and any surplus lines taxes and fees.
SECTION 6.13    No Solicitation.
(a)    During the period from the date of this Agreement through the earlier of the Closing Date and the date on which this Agreement is terminated in accordance with Article VIII, the Company shall not, nor shall it authorize or, instruct or permit its controlled Affiliates, officers, managers, employees or any investment banker, attorney, consultant, financial advisor, accountant or other advisor or representative retained by the Company or a Subsidiary of the Company to, nor shall the Company continue to or permit any such Persons to continue to, solicit, initiate or knowingly facilitate, encourage or participate in, directly or indirectly, (i) the submission of any Takeover Proposal by any Person (other than Purchaser or any of its Affiliates or their respective Representatives) or (ii) participate in any discussions or negotiations regarding, or furnish to any Person (other than Purchaser or its Affiliates or their respective Representatives) any non-public information with respect to, or take any other action intended or reasonably expected to facilitate the making of any inquiry or proposal to any member of the Company Group that constitutes, or is reasonably expected to lead to, any Takeover Proposal by any Person (other than Purchaser or any of its Affiliates or their respective Representatives). Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by its controlled Affiliate or any officer, manager, employee or any investment banker, attorney, consultant, financial advisor, accountant or other advisor or representative of the Company Group, in each case, solely to the extent acting on behalf of, and with the authorization of, such member of the Company Group, shall be deemed to be a breach of this Section 6.13 by the Company. The Company shall provide Purchaser with prompt written notice of, and all information relating to, of any unsolicited Takeover Proposal.
(b)    Except as expressly permitted by this Section 6.13, neither the Company Board nor any committee thereof shall (i) withdraw or modify in a manner materially adverse to Purchaser or Merger Sub, the approval or recommendation by such Company Board or any such committee of this Agreement or the Merger, (ii) approve or recommend any Takeover Proposal or (iii) cause any member of the Company Group to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to any Takeover Proposal.

SECTION 6.14    Section 280G. Prior to the Closing, the Company shall (a) solicit from any Person who (i) is a “disqualified individual” (as defined in Section 280G of the Code) and (ii) has a right or potential right to any payments and/or benefits in connection with the transactions contemplated by this Agreement that could be deemed to constitute “excess parachute payments” pursuant to Section 280G of the Code a waiver of all or a portion of such Person’s rights to any “excess parachute payments”, such that all remaining payments and/or benefits applicable to such Person shall not be deemed to be “parachute payments” pursuant to Section 280G of the Code (the “Waived 280G Benefits”), and (b) for all such obtained waivers, submit for approval by the Company’s stockholders the Waived 280G Benefits, in accordance with the requirements of Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code. No later than two (2) Business Days before soliciting such waivers, the Company shall provide to Purchaser and its counsel drafts of the consent, waiver, disclosure statement and calculations necessary to effectuate the approval process for review and shall consider any comments in good faith. At least seven (7) days prior to the Closing, Purchaser shall disclose to the Company all material terms and values regarding (x) any payment or benefit provided by Purchaser or an Affiliate of Purchaser (other than the Company) and (y) any payment or benefit provided by the Company at Purchaser’s direction or pursuant to an agreement entered into by the Company at Purchaser’s direction, in each case, to any Person who is a “disqualified individual” (clauses (x) and (y) are collectively defined as “Purchaser Arrangements”). If Purchaser fails to comply with the preceding sentence, the Company shall not be violation of this Section 6.14 if it solicits the stockholder vote without including the Purchaser Arrangements. Prior to the Closing Date, the Company shall notify Purchaser whether or not the requisite stockholder approval has not been obtained with respect to the Waived 280G Benefits.

ARTICLE VII
CONDITIONS TO CLOSING
SECTION 7.01    Mutual Conditions to the Obligations of the Parties. The respective obligations of each party hereto to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:
(a)    Stockholder Consent. The Written Consent shall have been obtained.
(b)    No Injunctions or Legal Prohibitions. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by a court of competent jurisdiction which prevents the consummation of the transactions contemplated hereby shall have been issued and remain in effect, and no statute, rule or regulation shall have been enacted by any Governmental Authority after the date hereof which makes the consummation of the transactions contemplated hereby illegal. Nothing in this Section 7.01(c) shall be deemed to abridge or modify the obligations of Purchaser and Merger Sub under Section 6.04.
(c)    Regulatory Filings. The applicable waiting period under the HSR Act shall have expired or been terminated.
SECTION 7.02    Conditions to the Obligations of Purchaser. The obligations of Purchaser and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions (unless waived, to the extent permitted by applicable Law, by Purchaser):
(a)    Representations and Warranties of the Company. The representations and warranties of the Company (i) set forth in Section 4.01 (other than subsection (c)), Section 4.02, Section 4.05 (other than subsection (f)) and Section 4.23 shall be true and correct in all respects, except for de minimis errors, at and as of the date hereof and as of the Closing with the same effect as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such date and (ii) set forth in Article IV, other than those representations and warranties set forth in clause (i) above, without giving effect to any materiality or “Material Adverse Effect” qualifications therein (except that the word “material” in the defined term “Material Contract” and “material” before other words such as “assets”, and the qualification as to Material Adverse Effect contained in Section 4.04 shall not be disregarded for any of such purposes), shall be true and correct as of the date hereof and as of the Closing with the same effect as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (ii), where the failure to be true and correct would not reasonably be expected to have a Material Adverse Effect.
(b)    Performance. The Company shall have performed and complied, in all material respects, with all covenants and agreements required by this Agreement (other than those set forth in Section 6.10) to be performed or complied with by the Company prior to the Effective Time.
(c)    No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred which has not been fully cured by the Company prior to Closing.
(d)    Officer’s Certificate. The Company shall have delivered to Purchaser a certificate, dated as of the Closing Date, executed by a duly authorized officer of the Company, certifying the satisfaction of the conditions set forth in Sections 7.02(a), (b) and (c).
(e)    Third-Party Consents. Purchaser shall have received evidence, in a form and substance reasonably acceptable to Purchaser, of the consents and approvals in respect of the set forth on Schedule7.02(e).
(f)    Appraisal Rights. The number of shares of Common Stock with respect to which appraisal rights have been demanded or exercised shall not exceed 5.0% of the issued and outstanding shares of Common Stock.
(g)    Terminations. Evidence, in a form and substance reasonably acceptable to Purchaser, that each of the Terminated Agreements have been terminated or settled, as applicable, including a duly executed and delivered copy of the MSA Termination Agreement.
SECTION 7.03    Conditions to the Obligations of the Company. The obligation of the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing of the following conditions (unless waived, to the extent permitted by applicable Law, by the Company):
(a)    Representations and Warranties of Purchaser and Merger Sub. The representations and warranties of Purchaser and Merger Sub contained herein which are qualified as to any materiality or “Purchaser Material Adverse Effect” shall be true and correct in all respects, and such representations and warranties as are not so qualified shall be true and correct in all material respects, as of the date hereof and as of the Closing with the same effect as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such date).
(b)    Performance. Purchaser and Merger Sub shall have performed and complied, in all material respects, with all covenants and agreements required by this Agreement to be performed or complied with by Purchaser or Merger Sub, as the case may be, prior to the Effective Time.
(c)    Officer’s Certificate. Purchaser and Merger Sub shall have delivered to the Company a certificate, dated as of the Closing Date, executed by a duly authorized officer of each of Purchaser and Merger Sub, certifying to the satisfaction of the conditions set forth in Sections 7.03(a) and (b) hereof.

(d)    Payments. Purchaser or Merger Sub shall have made the payments set forth in Section 3.03 required to be made at or prior to the Effective Time.
SECTION 7.04    Waiver of Conditions. All conditions to the Closing shall be deemed to have been satisfied or waived from and after the Closing.
SECTION 7.05    Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure resulted from such party’s failure to use its reasonable best efforts to cause the Closing to occur, or to satisfy its obligations under Section 6.02 or Section 6.03.
ARTICLE VIII
SURVIVAL; INDEMNIFICATION
SECTION 8.01    Survival. The parties, intending to modify any applicable statute of limitations, agree that, subject to the last sentence of this Section 8.01, (a) the representations and warranties in this Agreement, the Letters of Transmittal, the certificates described in Section 7.02(d) and Section 7.03(c), and in any other certificate, instrument, agreement or document delivered pursuant hereto shall terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any party or any of their respective Affiliates in respect thereof (including with respect to any breach, misrepresentation or inaccuracy or alleged breach, misrepresentation or inaccuracy thereof or with respect thereto), (b) the covenants and agreements in this Agreement to be performed prior to the Closing shall terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any party or any of their respective Affiliates in respect thereof (including with respect to any breach or alleged breach thereof), and (c) the covenants and agreements in this Agreement to be performed at or after the Closing shall survive the Closing in accordance with their respective terms only for such period as shall be required for the party required to perform under such covenant or agreement to complete the performance required thereby. Nothing in this Section 8.01 shall limit any claim for Fraud brought against any party based on such party’s Fraud or any claim for indemnification against the Equityholders pursuant to, and subject to the terms and conditions of, Section 8.02.
SECTION 8.02    Indemnification by Equityholders.
(a)    Subject to the terms, conditions and limitations set forth in this Section 8.02, from and after the Closing until the two (2) year anniversary of the Closing, the Equityholders (the “Indemnifying Parties”) shall, severally (in accordance with each such Indemnifying Party’s Percentage Share) and not jointly, indemnify, defend and hold harmless Purchaser and Purchaser’s Affiliates (including, after the Closing, the Company Group) and their respective equityholders (collectively, the “Purchaser Indemnified Parties”) against and in respect of all Losses any Purchaser Indemnified Party actually incurs, suffers, sustains or becomes subject to, resulting from the matters set forth on Schedule 8.02(a) (the “Indemnified Matters”).

(b)    Third Party Claim Procedures.
(i)    Purchaser shall cause the Purchaser Indemnified Party seeking indemnification under this Section 8.02 to give reasonably prompt written notice to the Equityholders’ Representative (on behalf of the Indemnifying Parties) of the assertion of any claim or the commencement of any Litigation by any third party (a “Third Party Claim”) in respect for which indemnity may be sought under this Section 8.02, which notice shall describe (to the extent reasonably known by the Purchaser Indemnified Party) the facts constituting the basis for such Third Party Claim and the amount of the claimed Losses. The Purchaser Indemnified Parties shall also promptly furnish the Equityholders’ Representative (on behalf of the Indemnifying Parties) with such information as such Persons may have or receive with respect to any Third Party Claim (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same). The failure to so notify the Equityholders’ Representative (on behalf of the Indemnifying Parties) shall not relieve the Indemnifying Parties of their obligations hereunder, except to the extent such failure shall have prejudiced any such Indemnifying Party.
(ii)    Notwithstanding anything to the contrary contained herein, following the Closing, the Equityholders’ Representative (on behalf of the Indemnifying Parties) shall have the right to control, prosecute and defend against any such Indemnified Matter on behalf of the Purchaser Indemnified Parties, including any settlement of any such Indemnified Matter, if (A) the Indemnifying Parties shall agree to bear all Losses associated with or arising from such Third Party Claim (subject to the limitations set forth in this Agreement), (B) such Third Party Claim does not involve a criminal Litigation and (C) there is no conflict of interest between the Purchaser Indemnified Parties and the Equityholders’ Representative in the conduct of the defense of such Third Party Claim. Notwithstanding the foregoing, in the case of any settlement of a Thirty Party Claim, except with the written consent of Purchaser (not to be unreasonably withheld, delayed or conditioned), the Equityholders’ Representative shall not enter into any settlement or consent to entry of any judgment unless (x) the settlement or consent payments will be entirely funded by the Indemnifying Parties, (y) none of Purchaser, any member of the Company Group or any of their respective Affiliates is required to make an admission of guilt or unlawful conduct, and (z) the settlement or consent includes a customary written release from the Person or Persons asserting such Third Party Claim to all Purchaser Indemnified Parties with respect to such Third Party Claim. If the Equityholders’ Representative (on behalf of the Indemnifying Parties) has asserted its right to control, prosecute and defend against any Third Party Claim in accordance with this Section 8.02(b), then the Purchaser Indemnified Parties shall not be entitled to assume or control the prosecution, defense or settlement of such Third Party Claim; provided that the Purchaser Indemnified Parties shall be entitled to participate in the defense of such Third Party Claim and to employ separate counsel of their choice for such purposes; provided, further, that the cost of such counsel shall be at the Purchaser Indemnified Parties’ sole cost and expense. Following the Closing, subject to Section 6.04, Purchaser shall, and shall cause the Company Group to, reasonably promptly provide the Indemnifying Parties reasonable access, during normal business hours and in a manner that does not unreasonably interfere with the business of Purchaser and the Company Group, to the books, records, personnel and other information of the Company Group that the Indemnifying Parties reasonably require in relation to the defense of any Third Party Claims, and Purchaser shall, and shall cause the Company Group and its and their respective representatives to, reasonably cooperate with the Indemnifying Parties in connection with such defense.
(iii)    If the Equityholders’ Representative (on behalf of the Indemnifying Parties) does not or is not able to control, prosecute or defend against any such Indemnified Matter on behalf the Indemnifying Parties, the Purchaser Indemnified Parties shall use commercially reasonable efforts to control, prosecute and defend against such Indemnified Matter, provided, that the Indemnifying Parties shall not enter into any settlement or consent to entry of any judgment without the written consent of the Equityholders’ Representative (on behalf of the Purchaser Indemnifying Parties), which consent shall not be unreasonably withheld conditioned or delayed and (A) the Equityholders’ Representative (on behalf of the Indemnifying Parties), shall be entitled to participate in the defense of such Third Party Claim and to employ separate counsel of its choice for such purposes; provided, that the cost of such counsel shall be at the Indemnifying Parties’ sole cost and expense, and (B) the Indemnified Party(ies) controlling such Indemnified Matter will reasonably advise the Equityholders’ Representative of the status of such Indemnified Matter and the defense thereof. Notwithstanding the forgoing, nothing herein shall prevent or prohibit Purchaser or the Company Group from taking any of the actions listed on Schedule 8.02(b)(iii) in connection with the Indemnified Matters.
(c)    Limitations.
(i)    Purchaser shall use (and shall cause the Purchaser Indemnified Parties to use) commercially reasonable efforts to obtain recovery, at the Purchaser Indemnified Parties’ expense, under any insurance policy or plan of Purchaser or such Purchaser Indemnified Party for any Losses, subject to and in accordance with the terms of such policy; provided that nothing contained herein shall limit the right of a Purchaser Indemnified Party to seek indemnification in accordance with this Section 8.02 from the Indemnifying Parties concurrently with, prior to or following the filing of a claim under any such policy. To the extent that any Purchaser Indemnified Party receives any amount under insurance coverage with respect to a matter for which a Purchaser Indemnified Party has previously obtained payment from any Indemnifying Party under this Section 8.02, Purchaser shall, as soon as reasonably practicable after receipt of such insurance proceeds, pay and reimburse to each such Indemnifying Party for any prior indemnification payment (up to the amount of the insurance proceeds and net of any taxes imposed thereon or any costs incurred in connection with the collection thereof, including deductibles but excluding any increase in premium).
(ii)    The aggregate liability of the Indemnifying Parties to indemnify the Purchaser Indemnified Parties pursuant to this Section 8.02 shall not exceed $5,000,000 (the “Liability Cap”), and no Indemnifying Party’s aggregate liability under this Section 8.02 shall exceed such Indemnifying Party’s Percentage Share of the Liability Cap.
(d)    Mitigation of Losses. Purchaser shall, and shall cause the Purchaser Indemnified Parties to, take all commercially reasonable efforts to mitigate Losses in respect of any claim for which the Purchaser Indemnified Parties may seek indemnification hereunder.
(e)    Treatment of Indemnified Payments. The parties shall, to the extent permitted by Law, treat for Tax purposes any payments made pursuant to this Section 8.02 as an adjustment to the purchase price of the equity interests of the Company.
ARTICLE IX
TERMINATION
SECTION 9.01    Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:
(a)    by mutual written agreement of Purchaser and the Company;
(b)    at any time after April 10, 2023 (the “Termination Date”) by either Purchaser or the Company, by giving written notice of such termination to the other parties, if the Closing shall not have occurred on or prior to such date (unless the failure to consummate the Closing by such date shall be due to or have resulted from any breach of the representations or warranties made by, or the failure to perform or comply with any of the covenants or agreements hereof to be performed or complied with prior to the Closing by, the party seeking to terminate this Agreement);
(c)    by either Purchaser or the Company, if any restraint of the type set forth in Section 7.01(a) permanently prohibiting the consummation of the transactions contemplated by this Agreement shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 9.01(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been a material cause of, or resulted in, the occurrence of such restraint;
(d)    by Purchaser, by written notice to the Company, if the Company breached or failed to perform any of its covenants or agreements set forth in this Agreement or if any representation or warranty of the Company contained in this Agreement shall be or shall have become inaccurate, in either case (i) such that the conditions set forth in Section 7.01 or Section 7.02 would not be satisfied as of the time of such breach or failure or as of the time such representation or warranty was or shall have become inaccurate, and (ii) such breach or failure to perform or inaccuracy cannot be cured by the Company or, if capable of being cured, shall not have been cured on or before the earlier of (i) the Termination Date and (ii) thirty (30) calendar days after receipt by the Company of notice in writing from Purchaser specifying the nature of such breach and requesting that it be cured; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.01(d) if it or Merger Sub is then in breach of any of their respective covenants or agreements set forth in this Agreement that would result in the closing conditions set forth in Section 7.01 or Section 7.03 (other than those conditions which by their terms are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing) not being satisfied;
(e)    by the Company, by written notice to Purchaser, if Purchaser or Merger Sub has breached or failed to perform any of their respective covenants or agreements set forth in this Agreement or if any representation or warranty of Purchaser or Merger Sub contained in this Agreement shall be or shall have become inaccurate, in either case (i) such that the conditions set forth in Section 7.01 or Section 7.03 would not be satisfied as of the time of such breach or failure or as of the time such representation or warranty was or shall have become inaccurate and (ii) such breach or failure to perform or inaccuracy cannot be cured by Purchaser or Merger Sub, as the case may be, or if capable of being cured, shall not have been cured on or before the earlier of (i) the Termination Date and (ii) thirty (30) calendar days after receipt by Purchaser of notice in writing from the Company, specifying the nature of such breach and requesting that it be cured; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(e) if it is then in breach of any of its covenants or agreements set forth in this Agreement that would result in the closing conditions set forth in Section 7.01 or Section 7.02 (other than those conditions which by their terms are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing) not being satisfied;
(f)    by the Company, if (i) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing) (ii) the Company has irrevocably confirmed by written notice to Purchaser that (A) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing) and (B) the Company stands ready, willing and able to consummate the transactions contemplated by this Agreement on or following the date that the Closing is required to have occurred in accordance with Section 3.01 and (iii) Purchaser fails to consummate the transactions contemplated by this Agreement by the earlier of 5:00 p.m. Eastern Time on (A) the fifth (5th) Business Day following the delivery of such notice and (B) one (1) Business Day prior to the Termination Date; or
(g)    by Purchaser, if the Written Consent is not executed and delivered to Purchaser within twenty-four (24) hours following the date of this Agreement, provided,

however, that the right to terminate the Agreement under this Section 9.01(g) must be exercised, if exercisable, by the end of the third (3rd) Business Day following the date of this Agreement.

SECTION 9.02    Effect of Termination; Etc.
(a)    In the event of the termination of this Agreement in accordance with Section 9.01 hereof, (i) this Agreement shall thereafter become void and have no effect and the transactions contemplated hereby shall be abandoned, except that this Article VIII, Section 6.04(c), Section 6.05, and Article X (and any definitional provisions of Article I or otherwise relating to such Sections) and the Confidentiality Agreement shall survive termination of this Agreement and remain valid and binding obligations of each of the parties (in accordance with its terms), and (ii) subject to the terms and conditions of the surviving provisions of this Agreement, there shall be no liability or obligation on the part of any party hereto. Notwithstanding the immediately preceding sentence of this Section 9.02(a), termination of this Agreement pursuant to Section 9.01 shall not release any party hereto from any liability (x) Fraud (y) for any Willful and Material Breach of any covenant or agreement set forth in this Agreement, that occurred prior to such termination (a “Pre-Termination Willful and Material Breach”), it being understood that any failure by Purchaser or Merger Sub to consummate the Merger on the date the Closing is required to have occurred in accordance with Section 3.01, shall constitute a Pre-Termination Willful and Material Breach. Notwithstanding anything to the contrary contained herein or otherwise, in the event of any such Pre-Termination Willful and Material Breach, the Parties hereto shall be entitled to exercise any and all remedies available under law or equity, but subject to Section 10.11.
(b)    Notwithstanding anything else to the contrary in this Agreement, if this Agreement is terminated by the Company pursuant to Section 9.01(e) or Section 9.01(f), or by either party pursuant to Section 9.01(b) at a time when this Agreement could have been terminated by the Company pursuant to Section 9.01(e) or Section 9.01(f), then Purchaser shall pay or cause to be paid to the Company, within ten (10) Business Days following the date of such termination, $13,380,000 (the “Termination Fee”) by wire transfer of immediately available funds, it being understood that in no event shall Purchaser be required to pay the Termination Fee on more than one occasion. In the event of any dispute regarding the payment of the Termination Fee, the prevailing party (as determined pursuant to a final, non-appealable order of a court of competent jurisdiction) in such dispute shall be entitled to the reimbursement of its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by such prevailing party in connection with such action from the non-prevailing party (collectively, the “Enforcement Costs”); provided that in no event will the liability of the non-prevailing party with respect to the Enforcement Costs exceed $500,000 in the aggregate. Upon payment of such Termination Fee and Enforcement Costs, if any, none of Purchaser, nor any of Purchaser’s subsidiaries nor any of their respective former, current or future stockholders, directors, officers, Debt Financing Sources, Affiliates or agents (collectively, the “Purchaser Related Parties”) shall have any further liability or obligation to Company, the Equityholders’ Representative or any of the subsidiaries or Affiliates (or any other Person) with respect to (w) any loss suffered, directly or indirectly, as a result of the failure of the transactions contemplated hereby to be consummated, (x) the termination of this Agreement, (y) any liabilities or obligations arising under or relating to this Agreement or the transactions contemplated hereby or (z) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement and the only liability, in the aggregate, of Purchaser shall be the Termination Fee together with Enforcement Costs, if any, and in no event shall any of the Company, the Equityholders’ Representative or any of the subsidiaries or Affiliates of the foregoing seek any other recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against Purchaser or any Purchaser Related Party through Purchaser or otherwise, whether by or through a claim by or on behalf of Purchaser against any Purchaser Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise, whether at law or in equity, in contract, in tort or otherwise, except for its rights to recover the Termination Fee and Enforcement Costs, if any, hereunder and to the extent provided in this Section 9.02(b). Notwithstanding anything in this Agreement to the contrary, the Debt Financing Sources shall have no liability or obligation to Purchaser, the Company, the Equityholders’ Representative or any of their respective subsidiaries, Affiliates, directors, officers, employees, partners, managers, members or stockholders or any representative retained by or acting for or on behalf of any of them that relates to or arises out of this Agreement. Notwithstanding anything in this Section 9.02(b) or this Agreement to the contrary, the Company may pursue both a grant of specific performance in accordance with (and subject to the limitations set forth in Section 10.11) and the payment of the Termination Fee and Enforcement Costs, if any; provided, that under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance resulting in the Closing and of payment of the Termination Fee and Enforcement Costs, if any. The Purchaser Related Parties will be third-party beneficiaries of this Section 9.02(b).
(c)    The parties acknowledge that (i) the agreements contained in this Section 9.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement (ii) any amounts payable pursuant to this Section 9.02 do not constitute a penalty but rather constitute liquidated damages in reasonable amount intended to compensate the Equityholders and the Company Group for efforts and resources expended and opportunities foregone while negotiating this Agreement and the Ancillary Agreements and in reliance on this Agreement and the Ancillary Agreements and the expectation of the consummation of the Closing and the other transactions contemplated hereby and thereby, which amount would otherwise be impossible to calculate with precision in those circumstances.
ARTICLE X
MISCELLANEOUS

SECTION 10.01    Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Person for whom it is intended, if delivered by (i) registered or certified mail, return receipt requested, (ii) by a national courier service, or (iii) if sent by email, in the case of (i), (ii) or (iii), to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:
To the Company:
Compass AC Holdings, Inc.
c/o Compass Group Management LLC
301 Riverside Ave, 2nd Floor
Westport, CT 06880
Attention: Zach Sawtelle
Email: zach@compassdiversified.com

with a copy (which shall not constitute notice) to:
Ropes & Gray LLP
10250 Constellation Blvd.
Los Angeles, CA 90067
Attention: Brandon Howald
Email: brandon.howald@ropesgray.com

To Purchaser, Merger Sub or the Surviving Corporation:
APCT, Inc.
c/o Industrial Growth Partners
101 Mission St., Ste. 1500
San Francisco, CA 94105
Attention: David DiFranco; John Parent
Email: dmd@igpequity.com; jgp@igpequity.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
2049 Century Park East, Suite 3700
Los Angeles, CA 90067
Attention: Luke Guerra, P.C.; Evan Roberts
Email: luke.guerra@kirkland.com; evan.roberts@kirkland.com

To the Equityholders’ Representative:
Compass Group Diversified Holdings LLC
c/o Compass Group Management LLC
301 Riverside Ave, 2nd Floor
Westport, CT 06880
Attention: Zach Sawtelle
Email: zach@compassdiversified.com

with a copy (which shall not constitute notice) to:
Ropes & Gray LLP
10250 Constellation Blvd.
Los Angeles, CA 90067
Attention: Brandon Howald
Email: brandon.howald@ropesgray.com
Any such notification shall be deemed delivered (x) upon receipt, if delivered personally, (y) on the next Business Day, if sent by national courier service for next business day delivery or (z) upon transmission, if sent by email.
SECTION 10.02    Amendment/Waiver, etc. Subject to Section 10.19, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Purchaser, the Company and the Equityholders’ Representative, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as specifically provided otherwise herein, the rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.
SECTION 10.03    Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto; provided, that, at or following the Closing, each of the Purchaser, the Merger Sub, the Company and the Surviving Corporation may assign their respective rights under this Agreement to (i) their the Debt Financing Sources or any lender (or agent on behalf of lenders) as collateral security for their obligations under any of their secured debt financing arrangements and (ii) any of their Affiliates or successors (so long as such assigning party remains fully responsible for the performance of all their obligations hereunder), which assignment shall not require the consent of any other party. Any attempt to assign this Agreement without such consent shall be void and of no effect.
SECTION 10.04    Entire Agreement. This Agreement (including all Schedules and Exhibits hereto and the other agreements referred to herein) contains the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, except for the Confidentiality Agreement which shall remain in full force and effect for the term provided for therein.

SECTION 10.05    Parties in Interest. The Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Notwithstanding anything to the contrary herein, other than the provisions of (a) Article II and Article III, with respect to the Equityholders, (b) Sections 6.04(b) and 6.09, with respect to Equityholders and their Affiliates, (c) Section 6.06 with respect to Affiliates of the

Equityholders’ Representative (d) Section 6.06, with respect to D&O Indemnified Persons, (e) Section 6.11(b), with respect to the Representatives of the Company and the Subsidiaries, (f) Section 10.13 and Section 10.16, with respect to the Non-Recourse Parties, (g) Section 10.15, with respect to the direct and indirect holders of shares of Common Stock and their respective Affiliates, the Post-Closing Clients and Ropes & Gray, LLP, (h) the fourth sentence of Section 9.02(b), Section 10.03, Section 10.07(c) and Section 10.19 with respect to the Debt Financing Sources and (i) Section 9.02(b) with respect to the Purchaser Related Parties, nothing in this Agreement, express or implied, is intended to confer upon any Person other than Purchaser, Merger Sub, the Company, the Subsidiaries or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement. In addition, after the Closing, the provisions of this Article X shall be for the benefit of, and shall be enforceable by, the Equityholders and the Non-Recourse Parties.
SECTION 10.06    Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expenses.
SECTION 10.07    Governing Law/Jurisdiction/Waiver of Jury Trial.
(a)    This Agreement, and any claim, suit, action or proceeding in any way arising out of or relating to this Agreement and the Ancillary Agreements, the negotiation, execution or performance of this Agreement and the Ancillary Agreements, or the transactions contemplated hereby and thereby (whether in law or in equity, and whether in contract or in tort or otherwise), shall be governed by and enforced pursuant to the laws of the State of Delaware, its rules of conflict of laws notwithstanding, and so far as applicable, the provisions of the DGCL. Each party hereby irrevocably agrees and consents to be subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if the Court of Chancery lacks jurisdiction, the United States District Court for the District of Delaware or the Superior Court of the State of Delaware, in any suit, action or proceeding described in the immediately preceding sentence of this Section 10.07(a). Each party hereby irrevocably consents to the service of any and all process in any such suit, action or proceeding by the delivery of such process to such party at the address and in the manner provided in Section 10.01. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the Court of Chancery of the State of Delaware, (ii) the United States District Court for the District of Delaware or (iii) the Superior Court of the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.
(b)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATE TO THIS AGREEMENT AND THE ANCILLARY AGREEMENTS, THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT AND THE

ANCILLARY AGREEMENTS, OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE ANCILLARY AGREEMENTS, THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT AND THE ANCILLARY AGREEMENTS, OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT AND THE ANCILLARY AGREEMENTS, THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT AND THE ANCILLARY AGREEMENTS, OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.07(b).
(c)    Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and irrevocably agree (i) that any proceeding, whether in law or in equity, in contract, in tort or otherwise, involving the Debt Financing Sources arising out of, or relating to, the transactions contemplated herein, the Debt Financing or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each party submits for itself and its property with respect to any such Litigation to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable Debt Commitment Letter will be effective service of process against them for any such proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such proceeding in any such court; (v) all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources in any way relating to the Debt Financing or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; (vi) that the provisions of

Section 10.07(b) relating to the waiver of jury trial shall apply to any such proceeding involving any Debt Financing Source; and (vii) that the Debt Financing Sources are express third-party beneficiaries of, and may enforce, any of the provisions of this Agreement reflecting the foregoing agreements in this Section 10.08.
SECTION 10.08    Counterparts, Severability, etc. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, scanned pages or other electronic transmission shall be effective as delivery of a manually executed counterpart to this Agreement. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
SECTION 10.09    Headings, etc. The provision of the Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reading only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any Article, Section, subsection or clause are to the corresponding Article, Section, subsection or clause of this Agreement, unless otherwise specified.
SECTION 10.10    Further Assurances. Subject to the terms and conditions of this Agreement, from time to time, at the request of any party hereto and at the expense of the party so requesting, each other party shall execute and deliver to such requesting party such documents and take such other action as such requesting party may reasonably request in order to consummate the transactions contemplated hereby.
SECTION 10.11    Remedies.
(a)    Any and all remedies herein conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, and the exercise by a party of any one such remedy will not preclude the exercise of any other such remedy.
(b)    The parties understand and agree that the covenants and agreements of each of their parts herein contained are uniquely related to the desire of the parties and their respective Affiliates to consummate the transactions contemplated hereby, that the transactions contemplated hereby represent a unique business opportunity at a unique time for each of the parties hereto and their respective Affiliates and further agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its terms and further agree that, although monetary damages may be available for the breach of such covenants and agreements, monetary damages would be an inadequate remedy therefor. Accordingly, each party hereto agrees, on behalf of itself and its Affiliates, that, in the event of any breach or threatened breach by the Company, on the one hand, or Purchaser or Merger Sub, on the other hand, of any of their respective covenants or agreements set forth in this Agreement, the Company, on the one hand, or Purchaser or Merger Sub, on the other hand, as applicable, shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and agreements of the other under this Agreement. Any party seeking an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.11(b) shall not be required to provide any bond or other security in connection with any such order or injunction. In the event that any Litigation should be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law.
(c)    Notwithstanding the foregoing or anything in this Agreement to the contrary, the Company shall be entitled to obtain an order of specific performance to require Purchaser to enforce its obligations to cause the Equity Financing to be funded and to consummate the Closing if and only if each of the following conditions has been satisfied: (i) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded, (ii) Purchaser has failed to consummate the Closing on or before the time required by Section 3.01 and (iii) the Company has irrevocably confirmed to Purchaser in writing that (A) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied or waived by the Company (other than those conditions that by their nature are to be satisfied at the Closing, subject to such conditions being capable of being satisfied at the Closing), (B) that the Company is ready, willing and able to consummate the transactions contemplated by this Agreement and (C) if specific performance of Purchaser’s obligations hereunder is granted and the Financings are funded, then the Closing will occur. For the avoidance of doubt, in no event shall the Equityholders’ Representative or the Company or any of their respective Affiliates be entitled to enforce or to seek to enforce specifically Purchaser’s obligation to cause the Equity Financing to be funded or to consummate the Closing if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at such time). Notwithstanding anything to the contrary in this Agreement but subject to Section 9.02, while the Company may pursue both a grant of specific performance to the extent permitted by this Section 10.11(c) and the payment of the Termination Fee and Enforcement Costs, if any, in no event shall Purchaser be obligated to both (x) specifically perform the obligation to consummate the Closing and (y) pay the Termination Fee and Enforcement Costs, if any.
(d)    The remedies available to the parties pursuant to this Section 10.11 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit such party from, in the alternative, seeking to terminate this Agreement in accordance with Section 9.01.
SECTION 10.12    Knowledge. For purpose of this Agreement, (i) “knowledge” of the Company means the knowledge, after reasonable inquiry of such person’s direct reports, of any of John Yacoub, Jeff Yacoub, David Cohrs, Dan Chouinard or Tony Breglio and (ii) “knowledge” of Purchaser or Merger Sub means the actual knowledge of Steve Robinson.
SECTION 10.13    Non-Recourse. Notwithstanding anything to the contrary contained herein or otherwise, except claims for indemnification against the Equityholders pursuant to, and subject to the terms and conditions of, Section 8.02, this Agreement may only be enforced against, and any claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties to this Agreement in their capacities as such and no former, current or future stockholders, equity holders (including the Equityholders and Pre-Closing Equityholders), controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party (including any of the Equityholders), in each case, whether in tort, contract or otherwise. Nothing in this Section 10.13 shall limit any claim for Fraud brought against any party based on such party’s Fraud.
SECTION 10.14    Equityholders’ Representative.
(a)    Appointment.
(i)    By voting in favor of the adoption of this Agreement, and without any further act of any of the Equityholders, each Equityholder shall be deemed to have approved the designation of, and hereby designates, Compass Group Diversified Holdings LLC (and by execution of this Agreement it hereby accepts such appointment) as representative, agent and attorney-in-fact for and on behalf of the Equityholders (in their capacity as such), with full power of substitution, to act in the name, place and stead of each Equityholder with respect to any provision in this Agreement and the Escrow Agreement (including full power and authority to act on the Equityholders’ behalf) to take any action in accordance with and pursuant to the terms of this Agreement and the Escrow Agreement and such other actions on behalf of the Equityholders as it may deem necessary or appropriate in connection with or to consummate the transactions contemplated hereby or thereby, including to (i) execute and deliver all documents necessary or desirable to carry out the intent of this Agreement and the Escrow Agreement and any other documents, instruments, certificate or agreements contemplated hereby and thereby (the “Ancillary Agreements,” and each, an “Ancillary Agreement”), (ii) serve as the named party with respect to any claims on behalf of each of the Equityholders under this Agreement, the Escrow Agreement or any Ancillary Agreement, (iii) give and receive on behalf of the Equityholders any and all notices from or to any Equityholders hereunder or under this Agreement, the Escrow Agreement or any Ancillary Agreement, (iv) grant any consent or approval on behalf of the Equityholders under this Agreement, the Escrow Agreement or any Ancillary Agreement, (v) take all actions and make all filings on behalf of such Equityholders with any Governmental Authority or other Person necessary to effect the consummation of the transactions contemplated by this Agreement, the Escrow Agreement or any Ancillary Agreement, (vi) agree to, negotiate, enter into settlements and compromises of, comply with orders of courts with respect to, and otherwise administer and handle any claims under this Agreement, the Escrow Agreement or any Ancillary Agreement on behalf of such Equityholders, including indemnification claims, (vii) negotiate and execute any waivers or amendments of this Agreement, the Escrow Agreement or any Ancillary Agreement, (viii) pay or cause to be paid all expenses incurred or to be incurred by or on behalf of the Equityholders in connection with this Agreement, the Escrow Agreement or any Ancillary Agreement, or establish such reserves as the Equityholders’ Representative may from time to time determine, in its sole discretion, to be necessary or desirable in connection with the costs, fees and expenses to be borne by the Equityholders hereunder, and direct Purchaser, or the Escrow Agent, as the case may be, to make payment of such amounts to be applied to such reserves in lieu of the payment to the Equityholders hereunder, administer the Administrative Expense Account in accordance with Section 3.05 and (ix) make all other elections or decisions and take all other actions that are either necessary or appropriate in its judgment for the accomplishment of the foregoing or contemplated by this Agreement, the Escrow Agreement or any Ancillary Agreement. Without limiting the generality of the foregoing, the Equityholders’ Representative shall have full power and authority to interpret all the terms and provisions of this Agreement, the Escrow Agreement and each Ancillary Agreement and to consent to any amendment hereof or thereof on behalf of all of the Equityholders; to do or refrain from doing all such further acts and things, and to execute all such documents, on behalf of all of the Equityholders as the Equityholders’ Representative shall deem necessary or appropriate in conjunction with the transactions contemplated by this Agreement, the

Escrow Agreement or any Ancillary Agreements and to negotiate, execute and deliver on behalf of all of the Equityholders all ancillary agreements, statements, certificates, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the transactions under this Agreement, the Escrow Agreement and the Ancillary Agreements, other than the Letters of Transmittal (it being understood that each Equityholder shall be deemed to have executed and delivered any such documents which the Equityholders’ Representative agrees to execute and deliver). Each Equityholder hereby agrees to receive correspondence from the Equityholders’ Representative, including in electronic form, and notices or communications to or from the Equityholders’ Representative shall constitute notices or communications to or from each of the Equityholders.
(ii)    The power of attorney granted in this Section 10.14 is coupled with an interest and is irrevocable, may be delegated by the Equityholders’ Representative and shall survive the death, incapacity, dissolution, liquidation, insolvency or bankruptcy of each Equityholder. Such agency may be changed by the holders of a majority in interest of the shares of Common Stock, determined assuming the exercise in full of all In-the-Money Options (and disregarding any shares of Common Stock owned by Merger Sub or the Company Group), from time to time (including in the event of the death, disability or other incapacity of an Equityholders’ Representative that is an individual and including, with respect to any Equityholders’ Representative, in the event of the resignation of the Equityholders’ Representative), and any such successor shall succeed the Equityholders’ Representative as “Equityholders’ Representative” hereunder for all purposes and all references herein to the Equityholders’ Representative shall be deemed to refer to such successor. Purchaser shall be given prompt written notice of any such change and such successor shall have the same power and authority to act for and on behalf of the Equityholders as provided herein. If no such successor is designated by the Equityholders within ten (10) Business Days after any resignation of the Equityholders’ Representative, the Equityholders’ Representative shall designate such successor. No bond shall be required of the Equityholders’ Representative, and the Equityholders’ Representative shall receive no compensation for its services.
(b)    Limitation on Liability.
(i)    Neither the Equityholders’ Representative nor any of its Representatives will be liable to any Equityholder relating to the performance of the Equityholders’ Representative’s duties and obligations under this Agreement, the Escrow Agreement or any Ancillary Agreements for any errors in judgment or other acts or omissions performed or omitted hereunder or in connection with this Agreement or any such other agreement, instrument or document, except to the extent any act or failure to act constitutes fraud or willful misconduct. The Equityholders’ Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue. The Equityholders’ Representative and its Representatives will be indemnified and held harmless by the Equityholders, severally in accordance with their respective Percentage Share, from and against any and all losses, expenses and all other damages paid or otherwise incurred in any action, suit, proceeding or claim to which the Equityholders’ Representative is made a party by reason of the fact that the Equityholders’ Representative was acting as such pursuant to this Agreement, the Escrow Agreement or any Ancillary Agreements; provided, however, that the Equityholders’ Representative will not be entitled to indemnification hereunder to the extent it is finally determined by a court of competent jurisdiction by clear and convincing evidence that the actions taken or not taken by the Equityholders’ Representative constituted willful misconduct (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of the Equityholders’ Representative’s good faith and reasonable judgment). The Equityholders’ Representative will be fully protected in acting upon any notice, statement or certificate believed by the Equityholders’ Representative to be genuine and to have been furnished by the appropriate Person and in acting or refusing to act on any matter unless such belief constitutes willful misconduct.
(ii)    The Equityholders’ Representative is serving in that capacity solely for purposes of administrative convenience, and is not liable in such capacity or any other capacity for any of the obligations of the Company or the Subsidiaries or the Equityholders hereunder; and each of Purchaser, Merger Sub and the Surviving Corporation agree that it will in no event look to the personal assets of the Equityholders’ Representative, acting in such capacity or any other capacity, for the satisfaction of any obligations to be performed by the Company or the Subsidiaries hereunder (except to the extent that any Equityholders’ Representative is also an Equityholder, in which case such Equityholders’ Representative shall, for the avoidance of doubt, remain liable in its capacity as an Equityholder under the terms of this Agreement).
(c)    Actions of the Equityholders’ Representative. Each party hereto shall be entitled to rely exclusively upon any communication given or other action taken by the Equityholders’ Representative on behalf of the Equityholders and pursuant to this Agreement, and shall not be liable for any action taken or not taken in good faith reliance on a communication or other instruction from the Equityholders’ Representative on behalf of the Equityholders.
SECTION 10.15    Waiver of Conflicts.

(a)    Recognizing that Ropes & Gray, LLP has acted as legal counsel to the Company, the Subsidiaries, certain of the direct and indirect holders of Common Stock and certain of their respective Affiliates prior to date of this Agreement, and that Ropes & Gray, LLP intends to act as legal counsel to certain of the direct and indirect holders of shares of Common Stock and their respective Affiliates (which will no longer include the Company and the Subsidiaries) after the Closing (collectively, the “Post-Closing Clients”), each of Purchaser, Merger Sub and the Company hereby waives, on its own behalf and agrees to cause its controlled Affiliates, the Surviving Corporation and the Subsidiaries to waive, any conflicts that may arise in connection with Ropes & Gray, LLP representing any direct or indirect holders of shares of Common Stock or their Affiliates after the Closing as such representation may relate to Purchaser, Merger Sub, the Company, the Surviving Corporation and the Subsidiaries or the transactions contemplated hereby, including in connection with any negotiation, arbitration, mediation, litigation or other proceeding in any way related to a dispute with the Purchaser, the Surviving Corporation, any of the subsidiaries or any of their respective Affiliates following the Closing arising out of or relating to this Agreement, the ancillary agreements contemplated hereby, the transactions contemplated hereby or the negotiation, execution, performance or consummation of any of the foregoing. In addition, all communications involving attorney-client confidences between direct and indirect holders of shares of Common Stock, the Company and the Subsidiaries and their respective Affiliates, on the one hand, and Ropes & Gray, LLP, on the other hand, in the course of the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to the direct and indirect holders of shares of Common Stock and their respective Affiliates (and not the Company, the Surviving Corporation or the Subsidiaries) (collectively, “Pre-Closing Privileges”). Accordingly, the Surviving Corporation and the Subsidiaries shall not have access to, or any other right to or interest in, any such Pre-Closing Privileges and communications or to the files of Ropes & Gray, LLP relating to such engagement from and after the Effective Time.
(b)    All Pre-Closing Privileges, and the portion of any books and records and other documents of the Company, the Subsidiaries, certain of the direct and indirect holders of shares of Common Stock and certain of their respective Affiliates containing any advice or communication that is subject to any Pre-Closing Privilege (“Pre-Closing Privileged Materials”), shall be excluded from the transactions contemplated by this Agreement, and shall be distributed to the Equityholders’ Representative immediately prior to the Closing with (in the case of the portion of any such books and records) no copies retained by the Company, the Subsidiaries, certain of the direct and indirect holders of shares of Common Stock and certain of their respective Affiliates. Absent the prior written consent of the Equityholders’ Representative (not to be unreasonably withheld, conditioned or delayed), neither Purchaser nor (following the Closing) any of the Company, the Subsidiaries, certain of the direct and indirect holders of shares of Common Stock and certain of their respective Affiliates shall have a right of access to Pre-Closing Privileged Materials. The parties further agree and acknowledge that Equityholders’ Representative has taken reasonable efforts to segregate and retain Pre-

Closing Privileged Materials, that the existence of any remaining Pre-Closing Privileged Materials found in the custody of the Company, the Subsidiaries, certain of the direct and indirect holders of shares of Common Stock and certain of their respective Affiliates after Closing will not be deemed a waiver of any Pre-Closing Privileges, and that the same will be returned to the Equityholders’ Representative promptly after any discovery thereof.
(c)    Without limiting the generality of the foregoing, from and after the Effective Time, (i) the direct and indirect holders of shares of Common Stock and their respective Affiliates (and not the Surviving Corporation and the Subsidiaries) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Surviving Corporation or the Subsidiaries shall be a holder thereof, (ii) to the extent that files of Ropes & Gray, LLP in respect of such engagement constitute property of the client, only the direct and indirect holders of shares of Common Stock and their respective Affiliates (and not the Surviving Corporation and the Subsidiaries) shall hold such property rights and (iii) Ropes & Gray, LLP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Surviving Corporation or any of the Subsidiaries by reason of any attorney-client relationship between Ropes & Gray, LLP and the Company or any of the Subsidiaries or otherwise.
SECTION 10.16    DISCLAIMER. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN OR OTHERWISE, (A) THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY SET FORTH IN ARTICLE IV HEREOF, THE ANCILLARY AGREEMENTS AND IN THE CERTIFICATES DELIVERED PURSUANT TO SECTION 7.02(d), ARE AND SHALL CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES TO PURCHASER AND MERGER SUB IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY AGREEMENTS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AND (B) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES REFERRED TO IN CLAUSE (A) ABOVE (WHICH ARE BEING MADE ONLY BY THE COMPANY), NEITHER THE COMPANY, THE SUBSIDIARIES NOR ANY NON-RECOURSE PARTY NOR ANY OTHER PERSON HAS MADE OR IS MAKING ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE BUSINESS OR THE ASSETS OF THE COMPANY AND THE SUBSIDIARIES. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN OR OTHERWISE, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV HEREOF, THE ANCILLARY AGREEMENTS AND IN THE CERTIFICATES DELIVERED PURSUANT TO SECTION 7.02(d), ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE BUSINESS OR THE ASSETS OF THE COMPANY AND THE SUBSIDIARIES, ARE

HEREBY EXPRESSLY DISCLAIMED. PURCHASER AND MERGER SUB REPRESENT, WARRANT, COVENANT AND AGREE, ON BEHALF OF THEMSELVES AND THEIR RESPECTIVE AFFILIATES, THAT IN DETERMINING TO ENTER INTO AND CONSUMMATE THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, THEY ARE NOT RELYING UPON ANY REPRESENTATION OR WARRANTY MADE OR PURPORTEDLY MADE BY OR ON BEHALF OF ANY PERSON, OTHER THAN THOSE EXPRESSLY MADE BY THE COMPANY AS SET FORTH IN ARTICLE IV HEREOF, THE ANCILLARY AGREEMENTS AND IN THE CERTIFICATES DELIVERED PURSUANT TO SECTION 7.02(d), AND THAT PURCHASER AND MERGER SUB SHALL ACQUIRE THE COMPANY AND THE SUBSIDIARIES AND THEIR RESPECTIVE ASSETS WITHOUT ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS AND “WITH ALL FAULTS”.
Without limiting the generality of the immediately preceding paragraph, it is understood and agreed by Purchaser and Merger Sub, on behalf of themselves and their respective Affiliates, (i) that any cost estimate, projection or other prediction, any data, any financial information or any memoranda or offering materials or presentations, including any memoranda and materials provided by the Company, any direct or indirect holder of shares of Common Stock or any of their respective representatives, are not and shall not be deemed to be or to include representations or warranties, except to the extent explicitly set forth in Article IV hereof and in the certificates delivered pursuant to Section 7.02(d) and (ii) that no such Person has relied on any such cost estimate, projections or other prediction, and such data, any financial information or any such memoranda or materials.
SECTION 10.17    Due Diligence Review. Subject to the last sentence of this Section 10.17, each of Purchaser and Merger Sub acknowledges, covenants and agrees, on behalf of itself and its Affiliates: (a) that it has completed to its satisfaction its own due diligence investigation, and based thereon, formed its own independent judgment with respect to the Company and the Subsidiaries; (b) that it has been furnished with or given full access to such documents and information about the Company and the Subsidiaries and their respective businesses and operations as it and its representatives and advisors have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby; (c) that in entering into this Agreement, it has relied solely upon its own investigation and analysis and the representations and warranties of the Company expressly contained in Article IV hereof, the Ancillary Agreements and in the certificates delivered pursuant to Section 7.02(d); and (d) that (x) no representation or warranty has been or is being made by the Company or any other Person as to the accuracy or completeness of any of the information provided or made available to Purchaser, Merger Sub or any of their respective representatives and advisors and (y) there are uncertainties inherent in attempting to make estimates, projections, forecasts, plans, budgets and similar materials and information, each of Purchaser and Merger Sub is familiar with such uncertainties, each of Purchaser and Merger Sub is taking full responsibility for making its own evaluations of the adequacy and accuracy of any and all estimates, projections, forecasts, plans, budgets and other materials or information that may have been delivered or made available to it or any of its respective agents or representatives, neither Purchaser nor Merger Sub has relied or will rely on such information, and neither Purchaser nor Merger Sub will assert, and each will cause their respective Affiliates not to assert, any claims against the Company (or against the Subsidiaries or the Non-Recourse Parties or any other Person) with respect thereto. Nothing in this Section 10.17 shall limit any claim for Fraud brought against any party based on such party’s Fraud.
SECTION 10.18    Joint and Several Liability. Purchaser agrees to cause Merger Sub to perform its obligations under this Agreement and Purchaser and Merger Sub shall be jointly and severally liable for all liabilities and obligations of Merger Sub under this Agreement.
SECTION 10.19    Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the parties hereto, on behalf of itself and each of its controlled Affiliates, hereby (a) agrees that none of the Debt Financing Sources will have any liability to the Equityholders, the Company or their respective Affiliates or their or their Affiliates’ Representatives relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, the Debt Fee Letters or the definitive agreements entered into in connection with the Debt Financing (the “Definitive Debt Financing Agreements”) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, and the Equityholders, the Company or their respective Affiliates or their or their Affiliates’ Representatives shall not bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise), against any of the Debt Financing Sources relating to or in any way arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, the Definitive Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, and (b) agrees (i) that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in this Section 10.19, the fourth sentence of Section 9.02(b), Section 10.07(c), Section 10.03 and Section 10.05, (or the definitions of any terms used in this Section 10.19, the fourth sentence of Section 8.03(b), Section 10.07(c), Section 10.03 and Section 10.05), and (ii) to the extent any amendments to any provision of this Section 10.19, the fourth sentence of Section 9.02(b), Section 10.07(c), Section 10.03 and Section 10.05 (or any of the defined terms used herein or therein or any other provision of this Agreement to the extent a modification, waiver or termination of such defined term or provision would modify the substance of this Section 10.19, the fourth sentence of Section 9.02(b), Section 10.07(c), Section 10.03 and Section 10.05) are adverse to any Debt Financing Source, such provisions shall not be amended without the prior written consent of the Debt Financing Sources. Notwithstanding anything contained herein to the contrary, nothing in this Section 10.19 shall in any way affect a party’s rights and remedies under the Debt Commitment Letter or the Definitive Debt Financing Agreements to the extent they are a party thereto.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company, Purchaser, Merger Sub and the Equityholders’ Representative have executed and delivered the agreement, or caused this Agreement to be executed and delivered by their duly authorized representatives, as of the date first written above.

THE COMPANY:

COMPASS AC HOLDINGS, INC.

By:	/s/ Zach Sawtelle
Name: Zach Sawtelle
Title: Assistant Secretary

PURCHASER:

APCT, Inc.

By:	/s/ Steve Robinson
Name: Steve Robinson
Title: President & CEO

MERGER SUB:

CIRCUIT MERGER SUB, INC.

By:	/s/ Steve Robinson
Name: Steve Robinson
Title: President & CEO

EQUITYHOLDERS’ REPRESENTATIVE:

COMPASS GROUP DIVERSIFIED HOLDINGS LLC

By:	/s/ Ryan Faulkingham
Name: Ryan Faulkingham
Title: Chief Financial Officer

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